Notice of **2025** Annual Meeting and Proxy Statement

VISA



Unlocking opportunities for everyone

We're a trusted network and world leader in digital payments, working to remove barriers and connect more people to the global economy. Our purpose is to uplift everyone, everywhere by being the best way to pay and be paid.



DIGITIZING TRANSACTIONS
We see significant growth opportunities in the world of payments and are accelerating our efforts to convert consumer spending from cash and checks to digital payments.



UNLOCKING OPPORTUNITIES
Our network of networks approach creates opportunities to enable digital payments for consumers, businesses, and governments around the world by facilitating P2P, B2C, B2B, and G2C payments, in addition to C2B payments.



SUPPORTING BUSINESSES
Payments continue to evolve. Just like business needs. That's why Visa offers clients a suite of services that cover everything from fraud management and security to data products and consulting and analytics.

Delivering value



Provides **merchants** with assured payments and larger customer reach



Provides **acquirers** with low cost and low risk acceptance tools



Helps **issuers** continue to provide innovative and secure solutions for their customers



Gives **consumers** secure and convenient ways to pay and be paid



Provides **fintechs, neobanks, digital wallets and enablers** with scalable payment infrastructure



Works with **governments** to help get benefits to people faster and with less disruption

Shareholder Letter



John F. Lundgren
Board Chair



Ryan McInerney
Chief Executive Officer
and Director

We are proud of the strong results Visa achieved while delivering on Visa's purpose to uplift everyone, everywhere by being the best way to pay and be paid.

Dear Fellow Shareholder,

On behalf of the Board of Directors and the management team, we want to thank you for your investment in Visa and encourage you to vote your shares by proxy at this year's Annual Meeting. We greatly value the year-round dialogue and engagement we have with our shareholders, which continue to shape the Board's approach to corporate governance, executive compensation, corporate responsibility, and other matters central to our long-term strategy and success.

Reflecting on 2024, we are proud of the strong results Visa achieved while operating with purpose. Our products and solutions continue to power global commerce and promote long-term value for our shareholders, and we are pleased to provide you with updates on how our Board and management team have delivered on Visa's purpose over the past year – to uplift everyone, everywhere by being the best way to pay and be paid.

Delivering for clients and growing across business priorities

In 2024, we continued to deliver against our key growth levers with a relentless focus on serving our clients by meeting their needs, innovating, and helping them grow. As athletes and fans around the world came together for the Paris 2024 Olympic and Paralympic Games, we witnessed the power of the Visa brand and the positive impact of our innovative payment solutions. We are finding more ways to enable digital commerce, grow new flows, and drive adoption of our value-added services portfolio. As the payments and technology landscape evolves, we are committed to safely and responsibly integrating capabilities, including generative AI, into our solutions to address the needs of today and the future, and we are confident in our ability to generate value as a leader in payments.

Building the right Board that leads with independent and diverse perspectives

Over the last several years, our Board has deliberately refreshed its composition to create a Board with an appropriate mix of skills, experiences, and perspectives to oversee our company as the industry, ecosystem, and our strategy continue to evolve. We have thoughtfully added new directors who bring impressive expertise across e-commerce, marketing, and cybersecurity, with a focus on building a Board that is diverse in its composition and is accountable to Visa's various stakeholders.

Advancing our purpose, strategy, and values

We are excited about our programs, policies, and reporting in place across initiatives most impactful to our shareholders and our long-term business success. Last year, we achieved our goals to empower people, communities, and economies, including through our work to digitally enable over 60 million small and micro businesses. We also continue to prioritize cybersecurity and ecosystem security, furthering our goal to be the best and most trusted way to pay and be paid. Our ongoing efforts to invest in our talented, engaged, and diverse global workforce reflect ambitious goals as we strive to be a force for good by operating responsibly and ethically.

Thank you for your support and for your consideration of the important matters covered in this year's proxy statement. We, along with the rest of the Board and management team, look forward to your continued engagement as we work to connect the world and enable individuals, businesses, and economies to thrive.

John Lundgren

John F. Lundgren
Board Chair

Ryan McInerney

Ryan McInerney
Chief Executive Officer
and Director

Notice of 2025 Annual Meeting of Shareholders

Time

Tuesday, January 28, 2025
8:30 a.m. Pacific Time
(Log-in begins at 8:15 a.m.)

Location

Virtual live webcast at:

virtualshareholdermeeting.com/V2025

Record Date

December 2, 2024

Voting

Holders of our Class A common stock will be entitled to vote on all proposals. On or about December 9, 2024, we released the proxy materials to shareholders and sent to shareholders of our Class A common stock (other than those shareholders who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our fiscal year 2024 Annual Report, and how to vote through the Internet or by telephone.

 **By Mail.**
Complete, sign, and date each proxy card or voting instruction form received and return it in the prepaid envelope.

 **Via the Internet.**
Instructions are shown on your Notice of Internet Availability.

 **By Telephone.**
Instructions are shown on your proxy card or voting instruction form.

 **At the Annual Meeting.**
Instructions will be provided on the meeting website during the Annual Meeting.

Items of Business

		Board Recommendation	
1	Elect the eleven director nominees named in this proxy statement.	✔ **FOR**	p. 10
2	Approve, on an advisory basis, the compensation paid to our named executive officers.	✔ **FOR**	p. 54
3	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025.	✔ **FOR**	p. 100
4-7	Shareholder proposals, each if properly presented at the Annual Meeting.	✘ **AGAINST**	p. 103

Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

To participate in the virtual meeting, including to submit questions, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form. Please refer to the "Attending the Meeting" section of the proxy statement for more details about attending the Annual Meeting online.

Your vote is very important.

By Order of the Board of Directors,

Kelly Mahon Tullier
Vice Chair, Chief People and Corporate Affairs Officer, and Corporate Secretary

San Francisco, California
December 9, 2024

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Shareholders to be held on January 28, 2025. The proxy statement and Visa's Annual Report for fiscal year 2024 are available at *investor.visa.com.*

Table of Contents

About Visa **4**

Proxy Voting Roadmap **6**

Board and Governance Matters **10**

Proposal 1 – Election of Directors **10**

Our Board of Directors 11

    Qualifications and Background of Board Nominees 11

    Board Composition and Refreshment 23

Corporate Governance 28

    Board Structure and Operations 28

    Board Oversight Role 34

    Shareholder Engagement and Board Communications 38

    Talent and Human Capital Management 39

    Corporate Responsibility and Sustainability 42

    Other Governance Policies and Practices 46

Compensation of Non-Employee Directors **48**

Overview 48

Cash Compensation 49

Equity Compensation 49

Other Policies and Practices 50

Director Compensation for Fiscal Year 2024 50

Fiscal Year 2025 Director Compensation 51

Executive Officers **52**

Executive Compensation **54**

Proposal 2 – Approval, on an Advisory Basis, of the Compensation Paid to Our Named Executive Officers **54**

Compensation Discussion and Analysis 55

    Executive Summary 55

    Compensation Philosophy and Objectives 59

    Setting Executive Compensation 60

    Fiscal Year 2024 Compensation 62

    Other Compensation Practices and Policies 75

Compensation Committee Report 76

Executive Compensation Tables 77

    Summary Compensation Table for Fiscal Year 2024 77

    Grants of Plan-Based Awards in Fiscal Year 2024 80

    Outstanding Equity Awards at 2024 Fiscal Year-End 82

    Option Exercises and Stock Vested for Fiscal Year 2024 85

    Pension Benefits for Fiscal Year 2024 85

    Non-Qualified Deferred Compensation for Fiscal Year 2024 87

    Employment Arrangements and Potential Payments upon Termination or Change of Control 90

CEO Pay Ratio 95

Pay versus Performance 96

Audit Matters **100**

Proposal 3 – Ratification of the Appointment of KPMG LLP **100**

Independent Registered Public Accounting Firm Fees 101

Pre-Approval Policies 101

Report of the Audit and Risk Committee 102

Shareholder Proposals **103**

Proposal 4 – Shareholder Proposal on Gender-Based Compensation Gaps and Associated Risks **103**

Proposal 5 – Shareholder Proposal Requesting a Report on Policy on Merchant Category Codes **106**

Proposal 6 – Shareholder Proposal Requesting Adoption of a New Director Election Resignation Governance Guideline **108**

Proposal 7 – Shareholder Proposal on Transparency in Lobbying **111**

Stock Ownership Information **115**

Beneficial Ownership of Equity Securities 115

Delinquent Section 16(a) Reports 116

Equity Compensation Plan Information 116

Voting and Meeting Information **118**

Information About Solicitation and Voting 118

Other Information **123**

Shareholder Nominations and Proposals for 2026 Annual Meeting 123

Shareholders Sharing the Same Address 124

Fiscal Year 2024 Annual Report and SEC Filings 124

Appendix A: Non-GAAP Financial Information **A1**

About Visa

Visa is one of the world's leaders in digital payments. Our purpose is to uplift everyone, everywhere by being the best way to pay and be paid. We facilitate global commerce and money movement across more than 200 countries and territories among a global set of consumers, merchants, financial institutions, and government entities through innovative technologies.

Since Visa's early days in 1958, we have been in the business of facilitating payments between consumers and businesses. We are focused on extending, enhancing, and investing in our proprietary advanced transaction processing network, VisaNet, to offer a single connection point for facilitating payment transactions to multiple endpoints through cards and other form factors. As a network of networks enabling global movement of money through all available networks, we are working to provide payment solutions and services for everyone, everywhere.

Visa at a Glance

San Francisco Bay Area Headquarters	**1958** Founded	**NYSE** Listed (V)	**135** Global offices and data centers
200+ countries and territories	**~31,600** Employees	**303B** total transactions[1]	**4.6B** payment credentials[2]

> Visa has been recognized for its ethical and sustainable business practices. For some of our corporate recognitions, see page 45.

Fiscal Year 2024 Performance Highlights

Net Revenue

$35.9B

up 10% from prior year

GAAP Net Income

$19.7B

up 14% from prior year

Non-GAAP Net Income[3]

$20.4B

up 12% from prior year

GAAP Earnings Per Share (EPS)

$9.73

up 17% from prior year

Non-GAAP EPS[3]

$10.05

up 15% from prior year

Dividends & Share Repurchases

$20.9B

up 30% from prior year

[1] For the 12 months ended September 30, 2024; includes payments and cash transactions.

[2] As of June 30, 2024.

[3] For further information, including a reconciliation of our generally accepted accounting principles (GAAP) financial results to non-GAAP financial results, please see *Appendix A* of this proxy statement.

Our Strategy

Visa is executing on our long-term strategy to accelerate revenue growth in consumer payments, new flows, and value-added services, and to fortify the key foundations of our business model.

Accelerate Growth



Consumer Payments
Strengthen Core

Grow both sides of the network through the expansion of credentials and acceptance points, and deepen engagement with consumers through key enablers.



New Flows
Expand Volumes and Transactions

Drive digitization and improve the payments and money movement experience across all payment flows, beyond consumer to business, through our network of networks.



Value-Added Services
Drive Incremental Revenue

Diversify our revenue with products and solutions that help our clients and partners optimize their performance, differentiate their offerings, and create better experiences for their customers.

Fortify Key Foundations



Network of networks

The key component of our network of networks strategy is interoperability. We are opening up our network and increasingly using other networks to reach accounts we could not otherwise reach and enabling new types of money movement.



Technology platforms

Visa's leading technology platforms comprise software, hardware, data centers, and a large telecommunications infrastructure.



Security

Our in-depth, multi-layer security approach includes a formal program to devalue sensitive and/or personal data through various cryptographic means; embedded security in the software development lifecycle; identity and access management controls to protect against unauthorized access; and advanced cyber detection and response capabilities.



Brand

Visa's strong brand helps deliver added value to our clients and their customers, financial institutions, merchants, and partners through compelling brand expressions, a wide range of products and services, as well as innovative brand and marketing efforts.



Talent

Visa strives to be the premier destination for talent in the payments industry. We aim to create a culture that prioritizes impact, growth, and inclusivity. For more information on talent and human capital management, see page 39.

Proxy Voting Roadmap

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

PROPOSAL 1

 ## Election of Directors

The Board recommends a vote **FOR** each director nominee.

See page **10**

Key Governance Principles and Practices

We are committed to corporate governance practices that promote long-term value and strengthen Board and management accountability to our shareholders, clients, and other stakeholders.

Independent Oversight	Accountability to Shareholders	Engaged and Effective Oversight	Other Best Practices
91% independent director nominees	Annual director elections with majority vote standard	Average attendance of 98% at Board and committee meetings	Demonstrated commitment to Board refreshment with ongoing focus on director succession
Independent Board Chair	Annual say-on-pay vote	Corporate responsibility and sustainability (CRS) oversight by Board and committees	Annual Board, committee, and director evaluations
Regular executive sessions of independent directors	Proactive and ongoing engagement with shareholders	Robust Board oversight processes for strategy and risk	Stock ownership guidelines for directors and executive officers
100% independent Board committees	Proxy access (3%/3 years)	Political Participation, Lobbying and Contributions Policy	Compensation governance best practices

Nominee Demographics

Age



■ <61 yrs ■ 61-70 yrs ■ >70 yrs

Tenure



■ 0-3 yrs ■ 4-7 yrs ■ >7 yrs

Average Tenure	**5.9 years**

Diversity

 

Total Diversity	**73%**

Independence



Director Nominees



Lloyd A. Carney, 62
IND ARC **C** [1]

Founder, Chairman & CEO, Carney Global Ventures, LLC
Tenure: 9 years
Committees: ARC, NCGC
Other Public Boards: 2



Kermit R. Crawford, 65
IND

Director
Tenure: 2 years
Committees: ARC, NCGC
Other Public Boards: 2



Francisco Javier Fernández-Carbajal, 69
IND

Director General, Servicios Administrativos Contry SA de CV
Tenure: 17 years
Committees: CC, FC
Other Public Boards: 2



Ramon Laguarta, 61
IND

Chairman and CEO, PepsiCo, Inc.
Tenure: 5 years
Committees: FC, NCGC
Other Public Boards: 1



Teri L. List, 61
IND

Director
Tenure: 2 years
Committees: ARC, CC
Other Public Boards: 3



John F. Lundgren, 73
IND NCGC **C** [2]

Board Chair
Tenure: 7 years
Committees: CC, NCGC
Other Public Boards: 1



Ryan McInerney, 49
Non-Independent
CEO, Visa
Tenure: 1 year
Committees: -
Other Public Boards: -



Denise M. Morrison, 70
IND CC **C** [3]

Founder, Denise Morrison & Associates, LLC
Tenure: 6 years
Committees: ARC, CC
Other Public Boards: 2



Pamela Murphy, 51
IND

Director
Tenure: 1 year
Committees: FC, NCGC
Other Public Boards: 1



Linda J. Rendle, 46
IND

CEO, The Clorox Company
Tenure: 4 years
Committees: FC, NCGC
Other Public Boards: 1



Maynard G. Webb, Jr., 69
IND FC **C**

Founder, Webb Investment Network
Tenure: 11 years
Committees: CC, FC
Other Public Boards: 1

Committee Key: | **ARC** Audit and Risk Committee | **CC** Compensation Committee | **FC** Finance Committee | **NCGC** Nominating and Corporate Governance Committee | **C** Chair | **IND** Independent

[1] Lloyd A. Carney serves as the chair of the Audit and Risk Committee and will continue to serve as chair until the Annual Meeting. Mr. Crawford is expected to fill this role following the Annual Meeting.

[2] John F. Lundgren serves as the chair of the Nominating and Corporate Governance Committee and will continue to serve as chair until the Annual Meeting. Ms. Morrison is expected to fill this role following the Annual Meeting.

[3] Denise M. Morrison serves as the chair of the Compensation Committee and will continue to serve as chair until the Annual Meeting. Mr. Carney is expected to fill this role following the Annual Meeting.

> ### PROPOSAL 2
>
>  # Approval, on an Advisory Basis, of Compensation Paid to our Named Executive Officers
>
> The Board recommends a vote **FOR** this proposal.　　　　See page **54**

Principles of our Compensation Program

Pay for Performance

The foundational principle of our compensation philosophy is pay for performance. We favor variable "at-risk" pay opportunities over fixed pay, with a significant portion of our named executive officers' (NEO) total compensation determined based on performance against annual and long-term goals and shareholder return.

Promote Alignment with Stakeholders' Interests

We reward performance that meets or exceeds the goals that the Compensation Committee establishes with the objective of increasing shareholder value over time, aligning with other stakeholders' interests, and driving long-term strategic outcomes, including the Company's broader CRS efforts, while avoiding compensation-related risk to the Company.

Attract, Motivate, and Retain Key Talent

We design our compensation program to be market competitive, and certain components have multi-year vesting and performance requirements to encourage continued service and retention of key talent.

2024 CEO Target Compensation Mix

Restricted Stock Units
- Restricted stock unit awards vest annually over a three-year period

Stock Options
- Stock options vest annually over a three-year period

Performance Shares
- Performance shares vest after a three-year performance period. Vesting is based on corporate performance as measured by EPS and relative TSR goals.



Salary
- Fixed cash compensation

Target Annual Incentive
- Based on a scorecard that incorporates metrics in four categories, each of which is aligned with our corporate strategy: Financial; Client; Foundational; and Operational Excellence, Talent, and Corporate Responsibility & Sustainability.
- Final payout is based on the Compensation Committee's analysis of the Company's performance against pre-established goals for all scorecard metrics and individual performance.



PROPOSAL 3

Ratification of the Appointment of our Independent Registered Public Accounting Firm

The Board recommends a vote **FOR** this proposal.

See page **100**

KPMG Appointment

Independent

Independent firm with few ancillary services and reasonable fees.

Experienced

Significant industry and financial reporting expertise.

Reviewed Annually

The Audit and Risk Committee conducted its annual evaluation of KPMG LLP and determined that its retention continues to be in the best interests of Visa and its shareholders.



PROPOSAL 4-7

Shareholder Proposals

The Board recommends a vote **AGAINST** these proposals.

See page **103**

- Proposal 4: Shareholder proposal on gender-based compensation gaps and associated risks.
- Proposal 5: Shareholder proposal requesting a report on policy on merchant category codes.
- Proposal 6: Shareholder proposal requesting adoption of a new director election resignation governance guideline.
- Proposal 7: Shareholder proposal on transparency in lobbying.

Board and Governance Matters



Election of Directors

The Board recommends a vote "**FOR**" each director nominee.

Our Board currently consists of eleven directors, each of whom is nominated for election at our 2025 Annual Meeting, including ten independent directors and our Chief Executive Officer. Each director is elected to serve a one-year term, with all directors subject to annual election.

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the following eleven persons to serve as directors for the term beginning at the Annual Meeting on January 28, 2025: Lloyd A. Carney, Kermit R. Crawford, Francisco Javier Fernández-Carbajal, Ramon Laguarta, Teri L. List, John F. Lundgren, Ryan McInerney, Denise M. Morrison, Pamela Murphy, Linda J. Rendle, and Maynard G. Webb, Jr.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all executed proxies **FOR** the election of each nominee named in this section. Proxies submitted to Visa cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board.

Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.



Current Board members. Seated left to right: Ramon Laguarta, Francisco Javier Fernández-Carbajal, and Lloyd A. Carney. Standing left to right: Maynard G. Webb, Jr., Pamela Murphy, Kermit R. Crawford, John F. Lundgren, Teri L. List, Ryan McInerney, Linda J. Rendle, and Denise M. Morrison.

Our Board of Directors

Qualifications and Background of Board Nominees

Qualifications	Carney	Crawford	Fernández-Carbajal	Laguarta	List	Lundgren	McInerney	Morrison	Murphy	Rendle	Webb
Payments Seasoned payments expert with a nuanced understanding of the sector.			■				■				■
Technology Leader in a technology-oriented role or company.	■						■		■		■
Senior Leadership Notable experience serving as a senior leader within a business.	■	■	■	■	■	■	■	■	■	■	■
Public Company Boards Extensive experience serving on the board of a public company.	■	■	■	■	■	■	■	■	■	■	■
Financial Deep understanding of the financial side of the business.	■	■	■	■	■	■	■	■	■	■	■
Global Markets Has maintained a global presence having operated worldwide.	■		■	■	■	■	■	■	■	■	■
Marketing/Brand Strategic experience with marketing and branding of a business.		■				■	■	■		■	■
Risk Tenured professional with deep expertise in multiple areas of risk.	■	■	■		■	■	■	■	■	■	
Government/Geo-Political Brings notable exposure navigating a regulatory environment.	■		■				■				
E-Commerce/Mobile Leader in digital channel and e-commerce delivery.					■		■	■		■	■
Background											
Gender Diversity					■			■	■	■	
African-American/Black	■	■									
Latino/Spanish Heritage			■	■							
Independence											
91% of director nominees are independent.	■	■	■	■	■	■		■	■	■	■
Tenure											
Years on Board	9	2	17	5	2	7	1	6	1	4	11

Director Nominees Biographies

The following is additional information about each of the director nominees as of the date of this proxy statement, including professional background, director positions held currently or at any time during the last five years, and the specific qualifications, experience, attributes, or skills that caused the Nominating and Corporate Governance Committee and our Board to determine that the nominee should serve as one of our directors. Each of our director nominees was last elected by shareholders at the 2024 Annual Meeting.

Lloyd A. Carney



Independent
Age: 62
Director Since: June 2015
Board Committees:
- Audit and Risk Committee
- Nominating and Corporate Governance Committee

Career Highlights

Jamaica
- Ambassador/Special Investment Envoy for Technology (since May 2023)

University of Technology, a public university in Jamaica
- Chancellor (since August 2022)

Carney Global Ventures, LLC, an early round investor
- Chairman and Chief Executive Officer (since March 2007)

Brocade Communications Systems, Inc., a global supplier of networking hardware and software
- Chief Executive Officer and director (from January 2013 to November 2017)

Xsigo Systems, an information technology and hardware company
- Chief Executive Officer and director (from 2008 to 2012)

Micromuse, Inc., a networking management software company, acquired by IBM
- Chief Executive Officer and Chairman of the Board (from 2003 to 2006)

Other Public Company Directorships

Current Public Company Boards:
- Grid Dynamics Holdings Inc. (Chairman)
- Vertex Pharmaceuticals

Previous Public Company Boards:
- Nuance Communications, Inc. (Chairman)
- Brocade Communications Systems, Inc.
- Cypress Semiconductor Corporation
- Micromuse, Inc. (Chairman)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Held senior leadership roles at Juniper Networks, Inc., a networking equipment provider, Nortel Networks Inc., a former telecommunications and data networking equipment manufacturer, and Bay Networks, Inc., a computer networking products manufacturer

Technology and Global Markets
As former Chief Executive Officer for Brocade and prior to that for multiple technology companies, he has extensive experience with information technology, strategic planning, finance, and risk management. He was responsible for design, implementation, and monitoring of large information security networks. He provides consulting and advisory services on information security to government and private institutions

Public Company Boards, Financial, and Risk
As a current and former director of several publicly-traded and private companies, he has experience with corporate governance, financial reporting and controls, risk management, and business strategy and operations

Educational Background

B.S. degree in Electrical Engineering Technology; Honorary PhD from the Wentworth Institute of Technology; Honorary PhD in engineering from the University of Technology, Kingston, Jamaica; and M.S. degree in Applied Business Management from Lesley College

Skills

 Technology  Senior Leadership  Public Company Boards  Financial  Global Markets  Risk  Government/ Geo-Political

Kermit R. Crawford



Independent
Age: 65
Director Since: October 2022
Board Committees:
- Audit and Risk Committee
- Nominating and Corporate Governance Committee

Career Highlights

Rite Aid Corporation, a retail drugstore chain
- President and Chief Operating Officer (from October 2017 to March 2019)

Sycamore Partners, a private equity firm specializing in consumer, distribution, and retail-related investments
- Operating Partner, Retail and Healthcare (from 2015 to 2017)

Walgreens Boots Alliance Inc., a holding company that owns retail pharmacy chains Walgreens and Boots
- Executive Vice President and President, Pharmacy, Health and Wellness (from 2011 to 2014)
- Executive Vice President, Pharmacy Services (from 2010 to 2011)
- Senior Vice President, Pharmacy Services (from 2007 to 2010)
- Executive Vice President, Pharmacy Benefit Management Services (from 2004 to 2007)
- Operational Vice President, Store Operations (from 2000 to 2004); and
- Positions of increasing responsibility in Retail Pharmacy and Store Operations (from 1983 to 2000)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership and Marketing/Brand
A seasoned executive with over 30 years of senior leadership and operating experience at trusted national brands with a deep understanding of consumer experiences and insights

Strong track record of developing strategy, delivering performance, and effecting operational change in highly competitive, global, and consumer-focused service businesses

Public Company Boards and Risk
As a current and former director of publicly-traded and private companies, he has accumulated extensive experience with corporate governance, business strategy and operations, and risk management and controls

Other Public Company Directorships

Current Public Company Boards:
- C.H. Robinson Worldwide, Inc.
- The Allstate Corporation

Previous Public Company Boards:
- TransUnion

Educational Background

B.S. degree from The College of Pharmacy and Health Sciences at Texas Southern University

Skills

 Senior Leadership    Public Company Boards    Financial    Marketing/Brand    Risk

Francisco Javier Fernández-Carbajal



Independent
Age: 69
Director Since: October 2007
Board Committees:
- Compensation Committee
- Finance Committee

Career Highlights

Consultant and Wealth Management Advisor
- Public and private investment transactions (since January 2002)

Servicios Administrativos Contry S.A. de C.V.,
a privately held company that provides central administrative and investment management services
- Chief Executive Officer (since June 2005)

Grupo Financiero BBVA Bancomer, S.A.,
a Mexico-based banking and financial services company that owns BBVA Bancomer, one of Mexico's largest banks
- Chief Executive Officer of the Corporate Development Division (from July 2000 to January 2002)
- President (from October 1999 to July 2000)
- Chief Financial Officer (from October 1995 to October 1999)
- Other senior executive positions (from September 1991 to October 1995)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Substantial payment systems, financial services, and leadership experience from his tenure with Grupo Financiero BBVA Bancomer, for which he served in a variety of senior executive roles, including Chief Executive Officer of the Corporate Development Division, President, and Chief Financial Officer

Payments and Risk
His background and career in the payments and financial services industry in Mexico enable him to bring a global perspective to the Board and to provide relevant insights regarding Visa's strategies, operations, and management. In addition, he chaired the BBVA Bancomer's Assets and Liabilities Committee, Credit Committee, and Operational Risk Committee, which enhanced his understanding of risk management of large, complex organizations

Global Markets, Financial, and Government/Geo-Political
As the Chief Financial Officer of a large publicly-traded company, and through his board and committee membership with several large companies in Mexico, he has accumulated extensive experience in corporate finance and accounting, financial reporting and internal controls, human resources, and compensation, which contributes to his service on our Compensation Committee and Finance Committee

Other Public Company Directorships

Current Public Company Boards:
- ALFA S.A.B. de C.V.
- CEMEX S.A.B. de C.V.
- Fomento Economica Mexicano S.A.B. de C.V. (Alternate Director)

Previous Public Company Boards:
- Fomento Economico Mexicano, S.A.B. de C.V.
- El Puerto de Liverpool, S.A.B. de C.V.
- Fresnillo, plc
- Grupo Aeroportuario del Pacifico, S.A.B. de C.V.
- Grupo Bimbo, S.A.B. de C.V.
- Grupo Gigante, S.A.B. de C.V.
- Grupo Lamosa, S.A.B. de C.V.
- IXE Grupo Financiero S.A.B. de C.V.

Educational Background

Degree in Mechanical and Electrical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. degree from Harvard Business School

Skills

 Payments    Senior Leadership    Public Company Boards    Financial    Global Markets    Risk    Government/ Geo-Political

Ramon Laguarta



Independent
Age: 61
Director Since: November 2019
Board Committees:
- Finance Committee
- Nominating and Corporate Governance Committee

Career Highlights

PepsiCo, Inc., a multinational food, snack, and beverage corporation
Several senior positions for over 25 years, including:
- Chief Executive Officer and Director (since October 2018) and Chairman of the Board (since February 2019)
- President (from 2017 to 2018)
- Chief Executive Officer, Europe Sub-Saharan Africa (from 2015 to 2017)
- Chief Executive Officer, PepsiCo Europe (2015)
- President, Developing and Emerging Markets, PepsiCo Europe (from 2012 to 2015)
- President, Eastern Europe, PepsiCo Europe (from 2008 to 2012)
- Commercial Vice President, Snacks and Beverages, PepsiCo Europe (from 2006 to 2008)
- General Manager, Iberia Snacks and Juices (from 2003 to 2006)
- General Manager, Spain Snacks (2001 to 2003)
- General Manager, Greece and Cyprus (from 1999 to 2001)
- Vice President, Marketing, Spain Snacks (from 1998 to 1999)
- Vice President, Business Development, Spain Snacks (from 1996 to 1998)

Chupa Chups, S.A., a Spanish leading confectionery company
- General Manager, United States (from 1992 to 1996)
- Business Director, Far East (from 1989 to 1992)
- Business Director, Middle East (from 1988 to 1989)

Other Public Company Directorships

Current Public Company Boards:
- PepsiCo, Inc. (Chairman)

Previous Public Company Boards:
None

Skills

 Senior Leadership    Public Company Boards    Financial    Global Markets

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership and Public Company Boards
Strong leadership skills and extensive consumer packaged goods experience gained from over 25 years in a variety of senior operational and executive roles and as a director at PepsiCo enable him to provide valuable market and consumer insights

Global Markets
His numerous international senior management positions, including leading PepsiCo Europe and leading PepsiCo's Europe Sub-Saharan Africa division, which has operations that span three continents and is composed of developed, developing, and emerging markets, provide an invaluable perspective on the global marketplace and sustainability. He speaks multiple languages including English, Spanish, French, German, and Greek

His deep experience and strong understanding of the key strategic challenges and opportunities of running a large global business make him well-positioned to oversee strategic planning, operations, marketing, brand development, and logistics

Educational Background

M.B.A. degree in international business from ESADE Business School in Spain and a Master's in International Management from Thunderbird School of Global Management at Arizona State University

Teri L. List



Independent
Age: 61
Director Since: April 2022
Board Committees:
- Audit and Risk Committee
- Compensation Committee

Career Highlights

Gap Inc., a global clothing retailer
- Executive Vice President and Chief Financial Officer (from January 2017 until her retirement in June 2020)

Dick's Sporting Goods, Inc., a sporting goods retail company
- Executive Vice President and Chief Financial Officer (from August 2015 to August 2016)

Kraft Foods Group Inc., a food and beverage company
- Advisor (from March 2015 to May 2015)
- Executive Vice President and Chief Financial Officer (from December 2013 to February 2015)
- Senior Vice President, Finance (from September 2013 to December 2013)

The Procter & Gamble Company, a multinational consumer goods corporation
- Senior Vice President and Treasurer (from 2009 to 2013)
- Vice President, Finance, Global Operations (from 2007 to 2009)
- Vice President, Finance, Fabric Care and Vice President, Finance, Household Care (from 2005 to 2007)
- Vice President, Corporate Accounting (from 1999 to 2004)
- Various positions of increasing authority (from 1994 to 1999)

Deloitte LLP, an auditing, consulting, tax, and advisory services firm
- Senior Manager (from 1985 to 1994)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Highly accomplished executive with decades of financial and leadership experience in dealing with complex finance and accounting matters across multiple industries enables her to provide the board with diverse perspectives and expertise on risk management, strategic planning, and financial oversight

Public Company Boards, Financial, and Risk
Having served as the Chief Financial Officer of large publicly-traded companies, and through her current and former public company board and committee memberships, she has extensive experience in corporate finance and accounting, financial reporting and internal controls, risk management, human resources, and compensation, which contributes to her service on our Audit and Risk and Compensation Committees

Other Public Company Directorships

Current Public Company Boards:
- Danaher Corporation
- Microsoft Corporation
- lululemon athletica, inc.

Previous Public Company Boards:
- Double Verify Holdings
- Oscar Health, Inc.

Educational Background

Bachelor's degree in accounting from Northern Michigan University; and a certified public accountant

Skills

 Senior Leadership  Public Company Boards  Financial  Global Markets  Risk  E-Commerce/Mobile

John F. Lundgren



Independent
Age: 73
Director Since: April 2017
Board Committees:
- Compensation Committee
- Nominating and Corporate Governance Committee

Career Highlights

Visa
- Board Chair (since January 2024) and Lead Independent Director (April 2019 to January 2024)

Stanley Black & Decker, Inc., a manufacturer of industrial tools and household hardware
- Chief Executive Officer (from March 2010 until his retirement in July 2016)
- Chairman (until December 2016)

The Stanley Works, a worldwide supplier of consumer products, industrial tools, and security solutions for professional, industrial, and consumer use
- Chairman and Chief Executive Officer (from March 2004 until its merger with Black & Decker in March 2010)

Georgia-Pacific Corporation, manufacturer and distributor of tissue, pulp, paper, packaging, building products, and related chemicals
- President (from January 2000 to February 2004)

Fort James Corporation, pulp and paper company
- President of European Consumer Products (from 1997 to 2000 until its acquisition by Georgia-Pacific)

James River Corporation, pulp and paper company
- President of European Consumer Products (from 1995 to 1997)

Other Public Company Directorships

Current Public Company Boards:
- Topgolf Callaway Brands Corp (Chairman)

Previous Public Company Boards:
- Stanley Black & Decker, Inc.
- Staples, Inc.

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Substantial executive leadership and brand experience from having served for over 12 years as Chief Executive Officer and Chairman of Stanley Black & Decker and The Stanley Works

Global Markets
Gained knowledge and experience with consumer markets in Europe from having served as President, European Consumer Products of Georgia Pacific Corporation, Fort James Corporation, and James River Corporation for over 10 years

Financial and Risk
Currently serves as a member of the Audit Committee of Topgolf Callaway Brands Corp, providing him with experience in the areas of corporate finance, accounting, internal controls and procedures for financial reporting, risk management oversight, and other audit committee functions

Public Company Boards
As a current and former director of other public companies, he has experience with corporate governance, risk management, and business strategy and operation

As Visa's Board Chair and previously Lead Independent Director, he has developed strong working relationships with his fellow directors and gained their respect and trust, demonstrating effective leadership and functioning of the Board

Educational Background

B.A. degree from Dartmouth College and an M.B.A. degree from Stanford University

Skills

 Senior Leadership    Public Company Boards    Financial    Global Markets    Marketing/Brand    Risk

Ryan McInerney



Age: 49
Director Since: February 2023
Board Committees:
None

Career Highlights

Visa
- Chief Executive Officer, Visa Inc. (since February 2023)
- President (from May 2013 to January 2023)

JPMorgan Chase, a global financial services firm
- Chief Executive Officer of Consumer Banking (from 2010 to 2013)
- Chief Operating Officer for Home Lending (from 2009 to 2010)
- Chief Risk Officer for Consumer Businesses (from 2008 to 2009)
- Head of Product and Marketing for Consumer Banking (from 2005 to 2008)

McKinsey & Company, a global management consulting firm
- Principal in the firm's retail banking and payments practices (from 1997 to 2005)

Other Public Company Directorships

Current Public Company Boards:
None
Previous Public Company Boards:
None

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
As Visa's Chief Executive Officer and previous President, he brings significant senior leadership and direct knowledge and experience in Visa's culture, business development, strategy, growth, and long-term success

Payments, Global Markets, and Risk
A seasoned industry veteran with deep expertise in payments, global financial services, and mobile technology

Technology and E-Commerce/Mobile
Gained extensive consumer and mobile banking service experience from serving in various senior management roles, including as Chief Executive Officer and Chief Operating Officer of divisions of a global financial services firm

Educational Background

Bachelor's degree in Finance from the University of Notre Dame

Skills

 Payments	 Technology	 Senior Leadership
 Global Markets	 Marketing/Brand	 Risk

 Public Company Boards    Financial

 Government/Geo-Political    E-Commerce/Mobile

Denise M. Morrison



Independent
Age: 70
Director Since: August 2018
Board Committees:
- Audit and Risk Committee
- Compensation Committee

Career Highlights

Denise Morrison & Associates, LLC, a consulting firm
- Founder (since October 2018)

The Campbell's Company, a food and beverage company
- President and Chief Executive Officer (from August 2011 to May 2018)
- Board member (from October 2010 to May 2018)
- Executive Vice President and Chief Operating Officer (from October 2010 to July 2011)
- Senior Vice President, President of North America Soup, Sauces and Beverages (from October 2007 to September 2010)
- President, Campbell USA (from June 2005 to September 2007)
- President, Global Sales and Chief Customer Officer (from April 2003 to May 2005)

Kraft Foods, Inc., a food and beverage company
- Executive Vice President and General Manager, Snacks Division (from 2001 to 2003)
- Executive Vice President and General Manager, Confections Division (in 2001)
- Senior Vice President and General Manager, Nabisco Down the Street Division (in 2000)
- Senior Vice President, Nabisco Sales and Integrated Logistics (from 1998 to 2000)
- Vice President, Nabisco Foods Sales and Integrated Logistics (from 1997 to 1998)
- Area Vice President, West, Nabisco Sales and Integrated Logistics (from 1995 to 1997)

Nestle SA
- Senior marketing and sales positions (from 1984 to 1995)

PepsiCo, Inc.
- Business Development manager (from 1982 to 1984)

The Procter & Gamble Company
- Manager and sales positions (from 1975 to 1982)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Her extensive executive leadership experience provides her with a strong understanding of the key strategic challenges and opportunities of running a large, complex business, including financial management, operations, risk management, talent management, and succession planning, which contributes to her service on our Board

Global Markets
Distinguished record of building strong businesses and growing iconic brands, having served over 15 years as Chief Executive Officer and in other senior management roles at The Campbell's Company, whose products are sold in over 120 countries around the world

Public Company Boards and Marketing/Brand
Her prior experience in sales, marketing, operations, and business development in leading consumer product companies add to her deep understanding of the consumer and retail market.

Her current and former board and committee service with public and private companies provide her with a strong understanding of the effective functioning of corporate governance structures

Other Public Company Directorships

Current Public Company Boards:
- MetLife, Inc.
- Quest Diagnostics Inc.

Previous Public Company Boards:
- The Campbell's Company

Educational Background

B.S. degrees in Economics and Psychology from Boston College

Skills

 Senior Leadership    Public Company Boards    Financial    Global Markets    Marketing/ Brand    Risk    E-Commerce/Mobile

Pamela Murphy



Independent
Age: 51
Director Since: April 2023
Board Committees:
- Finance Committee
- Nominating and Corporate Governance Committee

Career Highlights

Imperva, Inc., a cybersecurity software and services provider
- Chief Executive Officer (from 2020 to 2024)

Infor, Inc., an enterprise software company
- Chief Operating Officer (from 2011 to 2019)
- Senior Vice President, Corporate Operations (from 2010 to 2011)

Oracle Corporation, a computer technology corporation
- Vice President for Global Business Units Finance and Global Sales Operations (from 2008 to 2010)
- Vice President, Finance (from 2007 to 2008)
- Director, Consulting Business Operations EMEA (from 2002 to 2007)
- Senior Manager, EMEA Finance (from 2000 to 2002)

Arthur Andersen LLP, an Accounting and Business Advisory firm
- Senior Manager, Business Consulting (from 1997 to 2000)
- Auditor (from 1995 to 1997)

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Over 20 years of experience in the software and technology industries that includes senior leadership positions at global companies of scale

Technology and Global Markets
Extensive background and expertise in leading technology companies with wide range of responsibilities for global operational and financial functions provide additional depth to her role on the Board

Public Company Boards and Risk
Her experience as Chief Executive Officer of a cybersecurity software company and as a current and former board member of publicly-traded companies contributes to the Board's oversight of Visa's strategies, operations, systems security, and risk management

Other Public Company Directorships

Current Public Company Boards:
- Rockwell Automation, Inc.

Previous Public Company Boards:
- MeridianLink, Inc.

Educational Background

Bachelor of Commerce in Accounting and Finance from the University of Cork, Ireland, and a Fellow of the Institute of Chartered Accountants in Ireland

Skills

 Technology    Senior Leadership    Public Company Boards    Financial    Global Markets    Risk

Linda J. Rendle



Independent
Age: 46
Director Since: November 2020
Board Committees:

- Finance Committee
- Nominating and Corporate Governance Committee

Career Highlights

The Clorox Company, a global consumer products company

- Board Chair (since January 2024)
- Chief Executive Officer (since September 2020)
- President (from May 2020 to September 2020)
- EVP, Global Operations & Strategy, Cleaning and International (from July 2019 to May 2020)
- EVP, Global Operations & Strategy, International, Better Health (from January 2019 to July 2019)
- EVP and General Manager, Cleaning, Professional Products and Strategy (from June 2018 to January 2019)
- SVP and General Manager, Cleaning and Professional Products (from April 2017 to June 2018)
- SVP and General Manager, Cleaning (from August 2016 to April 2017)
- VP and General Manager, Home Care (from October 2014 to August 2016)
- VP, Sales, Cleaning (from April 2012 to October 2014)
- VP, Sales, Director of Sales Planning and Senior Sales Analyst (from January 2003 to April 2012)

Procter & Gamble, a global consumer products company

- Several positions in sales management (from August 2000 to December 2002)

Other Public Company Directorships

Current Public Company Boards:

- The Clorox Company (Chair)

Previous Public Company Boards:
None

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Strong track record of outstanding business results and values-led leadership, gained from over 20 years spent in a variety of senior operational and executive roles across many of Clorox's businesses, provide her with a diverse perspective on global sales, product innovation, and business strategy

Global Markets and Marketing/Brand
As Chief Executive Officer of a global company, her extensive experience and instrumental role in developing key corporate strategies provide important insights and perspectives with respect to global product development, growth, and long-range planning

Educational Background

Bachelor's degree in Economics from Harvard University

Skills

 Senior Leadership    Public Company Boards    Financial    Global Markets    Marketing/ Brand    Risk    E-Commerce/ Mobile

Maynard G. Webb, Jr.



Independent
Age: 69
Director Since: January 2014
Board Committees:
- Compensation Committee
- Finance Committee

Career Highlights

Webb Investment Network, an early stage investment firm
- Founder (since 2010)

LiveOps, Inc., a cloud-based call center
- Chairman of the Board (from 2008 to 2013)
- Chief Executive Officer (from December 2006 to July 2011)

eBay, Inc., a global commerce and payments provider
- Chief Operating Officer (from June 2002 to August 2006)
- President of eBay Technologies (from August 1999 to June 2002)

Gateway, Inc., a computer manufacturer
- Senior Vice President and Chief Information Officer (from July 1998 to August 1999)

Bay Networks, Inc., a computer networking products manufacturer
- Vice President and Chief Information Officer (from February 1995 to July 1998)

Other Public Company Directorships

Current Public Company Boards:
- Salesforce, Inc.

Previous Public Company Boards:
- Extensity, Inc.
- Gartner, Inc.
- Hyperion Solutions Corporation
- Niku Corporation
- Yahoo! Inc.

Specific Qualifications, Experience, Attributes, and Skills

Senior Leadership
Substantial leadership and operational experience, having served as the Chief Executive Officer of LiveOps, Chief Operating Officer of eBay, Inc., President of eBay Technologies, and as Chief Information Officer of Gateway and Bay Networks

Technology and Payments
Significant experience in developing, managing, and leading high-growth technology companies, both from his roles as an investor and as a senior executive of LiveOps and eBay

Financial and E-Commerce/Mobile
His experience and expertise in engineering and information technology, as well as his prior and current service on the boards of several large, publicly-traded technology companies, enable him to contribute to the Board's understanding and oversight of Visa's management, operations, systems, and strategies

Educational Background

Bachelor of Applied Arts degree from Florida Atlantic University

Skills

| Payments | Technology | Senior Leadership | Public Company Boards |
| Financial | Global Markets | Marketing/Brand | E-Commerce/Mobile |

Board Composition and Refreshment

In addition to executive and management succession, the Nominating and Corporate Governance Committee regularly oversees and plans for director succession and refreshment of the Board to cultivate a mix of skills, experience, tenure, and diversity that promotes and supports the Company's long-term strategy. In doing so, the Nominating and Corporate Governance Committee takes into consideration the overall needs, composition, and size of the Board, as well as the criteria adopted by the Board regarding director candidate qualifications, which are described in the section entitled *Assess Candidates Against Skills and Qualifications Needed on Board*. Individuals identified by the Nominating and Corporate Governance Committee as qualified to become directors are then recommended to the Board for nomination or election.

Process for Nomination of Director Candidates

As part of its assessment, the Nominating and Corporate Governance Committee considers directors' and candidates' independence, as well as directors' and candidates' other time commitments and experience. After an in-depth review of the candidates, the Nominating and Corporate Governance Committee recommends candidates to the Board in accordance with its charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines, and the criteria adopted by the Board regarding director candidate qualifications. After careful review and consideration, the Board nominates candidates for election, or reelection, at our annual meeting of shareholders. The Board may appoint a director to the Board during the year to serve until the next meeting of shareholders.


1
Consider Nominations from Various Sources
2
Assess Candidates Against Skills and Qualifications Needed on Board
3
Assess Director Time Commitment and Engagement
4
Consider Diversity of Candidates
5
Review Independence and Potential Conflicts
6
Selection of Candidates and Board Refreshment

1 Consider Nominations from Various Sources

We receive recommendations for new directors from an independent search firm, our independent directors, management, and shareholders.

The primary functions served by the search firm include identifying potential candidates who meet the key attributes, experience, and skills described below, as well as compiling information regarding each candidate's attributes, experience, skills, and independence and conveying the information to the Nominating and Corporate Governance Committee.

Shareholders may recommend a director candidate to be considered for nomination by the Nominating and Corporate Governance Committee by providing the information specified in our Corporate Governance Guidelines to our Corporate Secretary within the timeframe specified for shareholder nominations of directors in our Bylaws. For additional information regarding the process for proposing director candidates to the Nominating and Corporate Governance Committee for consideration, please see our Corporate Governance Guidelines. Shareholders who wish to nominate a person for election as a director at an annual meeting of shareholders must follow the procedure described under *Other Information – Shareholder Nominations and Proposals for 2026 Annual Meeting* of this proxy statement. For additional information regarding this process, please see our Bylaws. The Nominating and Corporate Governance Committee applies the same standards in considering director candidates submitted by shareholders as it does in evaluating other candidates, including incumbent directors.

2 Assess Candidates Against Skills and Qualifications Needed on Board

The identification and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors and is significantly influenced by the needs of the Board from time to time. As a result, there is no specific set of minimum qualifications, qualities, or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory, and New York Stock Exchange (NYSE) listing requirements and the provisions of our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, and charters of the Board's committees. However, the Nominating and Corporate Governance Committee and the Board have identified the ten skills and qualifications listed below as important factors for membership on the Board.

 **Payments**    **Technology**    **Senior Leadership**    **Public Company Boards**    **Financial**

 **Global Markets**    **Marketing & Brand**    **Risk**    **Government & Geo-Political**    **E-Commerce & Mobile**

New candidates meet with our directors, and the Board screens their qualifications to assess how the candidates may further enhance the composition of our Board.

3 Assess Director Time Commitment and Engagement

Our Board's evaluation process assesses individual director performance to confirm appropriateness of continued Board service. See page 33 for a description of the Board's evaluation processes.

Our Board also considers appropriate limits for our directors' outside public board service and annually assesses directors' other time commitments. Through the Nominating and Corporate Governance Committee, the Board annually reviews the Corporate Governance Guidelines, which include limitations on directors' ability to serve on the boards of other companies.

> The Nominating and Corporate Governance Committee considers many factors when assessing the continued appropriateness of our polices with respect to outside public board service, including the following:
> - time commitment required by Visa in conjunction with Board and committee meeting attendance;
> - the scope of responsibilities of individual committees;
> - individual contributions at our Board and committee meetings, taking into account the director's general engagement, effectiveness, and preparedness;
> - peer review feedback from directors throughout the year and the results of the annual Board evaluation;
> - whether the director is currently employed or retired from full-time employment;
> - the number of other boards on which the director is a member and the role of the director on these boards with consideration given to public company board leadership positions;
> - any industry or other commonalities between outside boards that aid in the director's efficiencies serving on such boards;
> - input from our shareholders during engagement; and
> - the corporate governance guidelines adopted by our peers and other significant public companies.

Our Corporate Governance Guidelines establish the following limits on our directors serving on publicly-traded company boards and audit committees:

Director Category	Limit on publicly traded company board and committee service, including Visa
Directors generally	4 boards
Directors who are executives of a publicly-traded company	2 boards
Directors who serve on our Audit and Risk Committee	3 audit committees

The Nominating and Corporate Governance Committee may grant exceptions to the limits on a case-by-case basis after taking into consideration the facts and circumstances of the request. Our Corporate Governance Guidelines provide that prior to accepting an invitation to serve on the board or audit committee of another publicly-traded company, a director should advise our Corporate Secretary of the invitation. The Corporate Secretary will review the matter with the Board Chair, the Chair of the Nominating and Corporate Governance Committee, and the Chief Executive Officer, so that the Board, through the Nominating and Corporate Governance Committee, has the opportunity to review the director's ability to continue to fulfill his or her responsibilities as a member of the Company's Board or Audit and Risk Committee. When reviewing such a request, the Nominating and Corporate Governance Committee considers a number of factors, including the director's other time commitments and leadership positions on boards, record of attendance at Board and committee meetings, potential conflicts of interest and other legal considerations, and the impact of the proposed directorship or audit committee service on the director's availability.

The Nominating and Corporate Governance Committee conducted a review of director commitments for our 2025 director nominees and affirmed that all nominees, with the exception of Ms. List (as discussed below), are compliant with our board limit policy, and believes that all directors currently have sufficient capacity to effectively serve as members of the Visa Board. Ms. List serves on three public company audit committees in addition to being a member of our Audit and Risk Committee. The Nominating and Corporate Governance Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, and the nature of and time involved in her service on other boards. Following this review, the Board determined that such simultaneous service would not impair the ability of Ms. List to effectively serve on the Company's Audit and Risk Committee and waived the limit for service on the Audit and Risk Committee.

4 Consider Diversity of Candidates

The Board, through the Nominating and Corporate Governance Committee, strives to be a board that reflects the diversity of our key stakeholders around the world (clients, customers, employees, business partners, and shareholders). While the Board does not have a formal policy on diversity, the Board's practice in assembling the Board is to have wide diversity in terms of business experiences, functional skills, gender, race, ethnicity, and cultural backgrounds. To support this objective, the Nominating and Corporate Governance Committee instructs any search firm that is engaged to identify director candidates to include women and candidates from underrepresented groups in the pool from which the Nominating and Corporate Governance Committee considers director candidates. The Nominating and Corporate Governance Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board.

Six diverse directors have been added in the past six years.

5 Review Independence and Potential Conflicts

The NYSE's listing standards and our Corporate Governance Guidelines provide that a majority of our Board and every member of the Audit and Risk, Compensation, and Nominating and Corporate Governance committees must be "independent." Our Certificate of Incorporation further requires that at least 58% of our Board be independent. Of the Board nominees, 91% are independent. Under the NYSE's listing standards, our Corporate Governance Guidelines, and our Certificate of Incorporation, no director will be considered to be independent unless our Board affirmatively determines that such director has no direct or indirect material relationship with Visa or our management. Our Board reviews the independence of its members annually and has adopted guidelines to assist it in making its independence determinations, including categorical standards of director independence that describe certain relationships that are deemed to be not material when assessing director independence and therefore shall not disqualify any director or nominee from being considered independent. In the event a director or nominee has a relationship with the Company that is relevant to his or her independence and is not addressed by the categorical independence standards, the Board determines in its judgment whether such relationship is material. For details, see our Corporate Governance Guidelines, which can be found on the Investor Relations page of our website at investor.visa.com under "Corporate Governance."

In October 2024, with the assistance of legal counsel, our Board conducted its annual review of director independence taking into account the NYSE listing standards and our independence guidelines set forth in our Corporate Governance Guidelines.

As a result of its review, the Board (upon recommendation of the Nominating and Corporate Governance Committee) affirmatively determined that each of our non-employee directors (Lloyd A. Carney, Kermit R. Crawford, Francisco Javier Fernández-Carbajal, Ramon Laguarta, Teri L. List, John F. Lundgren, Denise M. Morrison, Pamela Murphy, Linda J. Rendle, and Maynard G. Webb, Jr.) is "independent" as that term is defined in the NYSE's listing standards, our independence guidelines, and our Certificate of Incorporation. In addition, the Board previously determined that Alfred F. Kelly, Jr., who retired from the Board at our 2024 Annual Meeting of Shareholders, was not "independent" while he served on the Board during fiscal year 2024 due to his former service as our Executive Chairman.

In addition, the Board determined that each member of the Audit and Risk Committee and the Compensation Committee meets the additional, heightened independence criteria applicable to such committee members under the NYSE rules.

6 Selection of Candidates and Board Refreshment

The Nominating and Corporate Governance Committee's work on director succession and refreshment have resulted in seven new directors being added to the Board since 2018. This intentional and planned approach has resulted in a mix of skills, experience, tenure, and diversity that promotes and supports the Company's long-term strategy.

Board Refreshment Timeline



Pamela Murphy
Operational experience in technology, cybersecurity, international business operations, and strategic planning that benefits Visa as it accelerates its strategy to facilitate global commerce and money movement.



Ryan McInerney
More than 20 years of payments and consumer banking industry experience delivering solutions to clients to continue to position Visa at the center of money movement in innovative ways.

2023



Kermit R. Crawford
Over 30 years of operating experience with consumer and retail companies and a deep understanding of consumer experiences and insights.



Teri L. List
Decades of financial and leadership experience across multiple industries that provides Visa with diverse perspectives and expertise on risk management, strategic planning, and financial oversight.

2022



Linda J. Rendle
Operational experience in developing key corporate strategies with important insights and perspectives with respect to global product development, growth, and long-range planning, which is invaluable to Visa's efforts to bring innovative solutions to market globally.

2020



Ramon Laguarta
Operational experience in the global marketplace and a passionate commitment to purpose, which is invaluable to Visa's partnerships and capabilities globally.

2019



Denise M. Morrison
Distinguished background of building strong businesses and growing iconic brands, with a wealth of consumer and retail experience.

2018

Corporate Governance

Members of our Board oversee our business through discussions with our Chief Executive Officer; Chief Financial Officer; Vice Chair, Chief People and Corporate Affairs Officer, and Corporate Secretary; General Counsel; Chief Risk and Client Services Officer; President, Technology; Chief Information Security Officer; and other officers and employees, and by reviewing materials provided to them and participating in regular meetings of the Board and its committees.

The Board regularly monitors our corporate governance policies and profile to confirm we meet or exceed the requirements of applicable laws, regulations and rules, and the listing standards of the NYSE. We have instituted a variety of practices to foster and maintain responsible corporate governance, which are described in this section. To learn more about Visa's corporate governance and to view our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of each of the Board's committees, please visit the Investor Relations page of our website at investor.visa.com under "Corporate Governance."

Board Structure and Operations

Board Leadership Structure

The Company's Corporate Governance Guidelines provide the Board with the flexibility to determine the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareholders. The Nominating and Corporate Governance Committee and the Board continue to periodically review the Board's leadership structure and to exercise their discretion in recommending an appropriate and effective Board leadership framework on a case-by-case basis, taking into consideration the needs of the Board and the Company at such time. Consistent with our flexible approach to board leadership to best suit the needs of the business while maintaining independent oversight, in the event that the Board Chair is not an independent director, the independent directors will elect one of the independent directors to serve as the Lead Independent Director who is empowered with a set of robust responsibilities.

Current Leadership Structure

The Board has determined that having a separate Chief Executive Officer and Board Chair is the most effective leadership structure at this time. Mr. Lundgren was unanimously elected as independent Board Chair by the Board, effective as of our last annual meeting, succeeding our former Executive Chairman, Alfred Kelly, Jr., who was retiring. This structure has allowed our Chief Executive Officer, Mr. McInerney, to focus on the day-to-day management of the business and on executing our strategic priorities, while promoting strong independent oversight. The Board believes that this leadership structure is effective, supports independent oversight, facilitates robust communication between the Board and management, and currently serves the business and shareholders well.

Mr. Lundgren, as independent Board Chair, has all the duties of the Board Chair, as well as the duties of the Lead Independent Director to the extent applicable, including:



Mr. Lundgren
Independent Board Chair
Elected as of January 2024

- chairing Board meetings;
- providing feedback to the Chief Executive Officer on corporate and Board policies and strategies and acting as a liaison between the Board and the Chief Executive Officer;
- facilitating communication among directors and between the Board and management;
- advising on the agenda, schedule, and materials for Board meetings and strategic planning sessions based on input from directors;
- coordinating with the Chair of the Compensation Committee to support the independent directors' evaluation of Chief Executive Officer performance and compensation;
- communicating with shareholders and other stakeholders; and
- carrying out such other duties as are requested by the Board or any of its committees from time to time.

In addition, independent directors chair each of the Board's four standing committees: the Audit and Risk Committee, chaired by Lloyd A. Carney; the Compensation Committee, chaired by Denise M. Morrison; the Finance Committee, chaired by Maynard G. Webb, Jr.; and the Nominating and Corporate Governance Committee, chaired by John F. Lundgren. In their capacities as independent committee chairs, Mr. Carney, Mr. Lundgren, Ms. Morrison, and Mr. Webb each have responsibilities that contribute to the Board's independent oversight of management, as well as facilitating communication among the Board and management.

> ### All committees are fully independent.
>
> **Shareholders and other interested parties may communicate with the independent Board leaders or other directors at board@visa.com.**

Committees of the Board of Directors

The current standing committees of the Board are the Audit and Risk Committee, the Compensation Committee, the Finance Committee, and the Nominating and Corporate Governance Committee. Each of the standing committees operates pursuant to a written charter, which is available on the Investor Relations page of our website at investor.visa.com under "Corporate Governance – Committee Composition."

Audit and Risk Committee



"In light of the challenges of 2024, including ongoing geopolitical tensions, we continued our focus on Visa's operational resiliency and key risks, such as competition, credit settlement, data security, cybersecurity, ecosystem, acquired entities, fraud prevention, regulatory compliance, legal, and third-party risks."

– Lloyd A. Carney, Audit and Risk Committee Chair

Committee members:

Lloyd A. Carney,* Chair

Kermit R. Crawford

Teri L. List*

Denise M. Morrison*

*Audit Committee Financial Expert

Number of meetings in fiscal year 2024: 7

Key Activities in 2024

- Monitored the integrity of our financial statements, our compliance with legal and regulatory requirements, our internal controls over financial reporting, and the performance of our internal audit function and KPMG LLP, our independent registered public accounting firm;
- Discussed the qualifications and independence of KPMG and recommended their re-appointment for fiscal year 2024;
- Selected, approved the compensation of, and oversaw the work of KPMG, including the scope of and plans for the audit for fiscal year 2025;
- Reviewed and discussed with management the disclosures required to be included in our registration statement on Form S-3, Annual Report on Form 10-K, and our quarterly reports on Form 10-Q, including the Company's significant accounting policies and areas subject to significant judgment and estimates;
- Discussed with KPMG their critical audit matters;
- Approved fees for KPMG for fiscal year 2024 and all audit, audit-related, and non-audit fees and services consistent with our pre-approval policy;
- On a quarterly basis, reviewed audit results and findings prepared by Internal Audit;
- Discussed the Company's tax strategy;
- Reviewed and recommended that the Board approve amendments to our Audit and Risk Committee charter, reviewed and recommended that the Board approve amendments to our Code of Business Conduct and Ethics, monitored compliance with our Code of Business Conduct and Ethics, and reviewed the implementation and effectiveness of the Company's compliance and ethics program, including anti-money laundering/anti-terrorist financing and trade sanctions programs;
- Reviewed and discussed with management the Company's top risks, and steps taken to monitor and control those exposures, including our corporate risk profile, and updates on risk programs for ecosystem risk, ecosystem integrity risk, credit settlement risk, and our acquired entities' risk profiles;
- Monitored the Company's technology and cybersecurity risks, operational resilience, and privacy and data protection;
- Reviewed and approved amendments to our Risk Appetite Framework, Third Party Lifecycle Management Policy, Related Person Transaction Policy, Whistleblower Policy, fiscal year 2024 internal audit plan, and the Global Operational Resilience Program requirements;
- Reviewed the internal audit charter, incident response escalation plans, and the M&A framework;
- Reviewed with the General Counsel legal and regulatory matters; and
- Reviewed the Company's insurance coverage and programs, and tax audits.

Compensation Committee



"Following a year of leadership changes, in 2024 we maintained continuity in our compensation principles and design, and we set rigorous performance goals to drive results consistent with Visa's corporate strategy. These compensation decisions reflect the Compensation Committee's view that Visa's executive officers demonstrate the ability to lead the Company and deliver results for shareholders in an increasingly complex business landscape."

– Denise M. Morrison, Compensation Committee Chair

Committee members:

Francisco Javier Fernández-Carbajal

Teri L. List

John F. Lundgren

Denise M. Morrison, Chair

Maynard G. Webb, Jr.

Number of meetings in fiscal year 2024: 6

Key Activities in 2024

- Reviewed the overall executive compensation philosophy for the Company;
- Reviewed and approved corporate goals and objectives relevant to our Chief Executive Officer's and other NEOs' compensation, including annual financial, strategic, corporate responsibility and sustainability, and individual performance objectives;
- Evaluated the performance of our Chief Executive Officer and other NEOs considering preestablished goals and objectives, and based on this evaluation, determined, approved, and reported to the Board the annual compensation of our Chief Executive Officer and other NEOs, including salary, annual incentives, long-term equity, and other benefits;
- Reviewed and recommended to the independent members of the Board the form and amount of compensation of our non-employee directors;
- Oversaw administration and regulatory compliance related to the Company's incentive and equity-based compensation plans;
- Reviewed the operations of the Company's executive compensation program to determine whether they are properly coordinated and achieving their intended purposes;
- Reviewed an annual compensation risk assessment report and confirmed that the Company's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company;
- Reviewed the Company's pay equity processes and related disclosures;
- Reviewed the Company's stock ownership guidelines for directors and NEOs, as well as individual compliance;
- Reviewed and recommended that the Board approve our Compensation Committee charter;
- Reviewed and discussed with management the compensation disclosures required to be included in the Company's annual filings;
- Oversaw the Company's submission of the annual advisory vote on executive compensation (Say-on-Pay);
- Reviewed the results of shareholder votes on executive compensation matters;
- Selected an appropriate peer group for executive pay and performance comparisons; and
- Received and reviewed updates on regulatory and compensation trends and compliance.

Compensation Committee Interlocks and Insider Participation

None of the members who served on the Compensation Committee was or had ever been one of our officers or employees. In addition, during the last fiscal year, none of our executive officers served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or Compensation Committee.

Finance Committee



"We took a holistic view of Visa's M&A activity, emphasizing priority areas and long-term strategic goals, as well as evaluating the integration efforts and the performance of prior acquisitions. We also assessed how to best optimize Visa's capital structure."

– Maynard G. Webb, Jr., Finance Committee Chair

Committee members:

Francisco Javier Fernández-Carbajal

Ramon Laguarta

Pamela Murphy

Linda J. Rendle

Maynard G. Webb, Jr., Chair

Number of meetings in fiscal year 2024: 5

Key Activities in 2024

- Reviewed potential M&A transactions and strategic investments and discussed M&A priority areas;
- Reviewed the financial and operational performance of prior acquisitions, including integration progress and scorecards;
- Reviewed and recommended that the Board declare the Company's quarterly dividend and authorize the Class A share repurchase program;
- Reviewed the Company's capital structure and financial condition, including target leverage ratio and credit ratings;
- Reviewed certain new investments;
- Discussed the Class B common stock exchange program;
- Reviewed insurance coverage and programs;
- Discussed the Company's treasury activities and strategy;
- Reviewed potential capital investments in advance of budget approval;
- Reviewed the signature authority policy and guidelines; and
- Reviewed and recommended that the Board approve the Finance Committee charter.

Nominating and Corporate Governance Committee



"Thinking about Visa's strategy and path ahead, we assessed how to best optimize the board structure for independent oversight, which skills and characteristics are crucial for the Board, and the rotation of committee positions to best utilize the unique skills and experiences of each director."

– John F. Lundgren, Chair

Committee members:

Lloyd A. Carney

Kermit R. Crawford

Ramon Laguarta

John F. Lundgren, Chair

Pamela Murphy

Linda J. Rendle

Number of meetings in fiscal year 2024: 5

Key Activities in 2024

- Reviewed the director skills and qualifications criteria used to identify individuals who are qualified to become directors to confirm that the criteria capture the appropriate skills and qualifications for Visa board membership;

- Regularly discussed Board refreshment and reviewed director candidates considering our director skills and qualification criteria, current business needs, and long-term strategy;

- Reviewed and recommended that the Board approve the Nominating and Corporate Governance Committee's charter and amendments to the Company's Corporate Governance Guidelines;

- Reaffirmed the Board's categorical director independence standards and reviewed the qualifications and determined the independence of the members of the Board and its committees;

- Discussed Board committee composition and recommended changes to the full board;

- Reviewed each director's compliance with the requirements of the Corporate Governance Guidelines relating to service on other boards or audit committees of publicly-traded companies;

- Reviewed succession and development plans for management, including in the event of an emergency or retirement;

- Oversaw the annual evaluation of the Board, its committees, and directors;

- Reviewed shareholder proposals and company responses;

- Oversaw our shareholder engagement program on environmental, social, and corporate governance matters;

- Reviewed shareholder correspondence and feedback from shareholder engagement meetings;

- Reviewed and approved the 2024 corporate political contribution plan and oversaw the Company's political contributions and lobbying activities; and

- Reviewed the Company's corporate responsibility and sustainability developments and oversaw the Company's charitable giving.

Director Engagement

Attendance at Board, Committee, and Annual Shareholder Meetings

Our Board and its committees meet throughout the year on a set schedule, hold special meetings as needed, and act by written consent from time to time. The Board met six times during fiscal year 2024. No director attended fewer than 75% or more of the aggregate of: (i) the total number of meetings of the Board held during the period in fiscal year 2024 for which he or she served as a director, and (ii) the total number of meetings held by all committees of the Board on which such director served as a member during the period in fiscal year 2024. The total number of meetings held by each committee is listed above, under *Committees of the Board of Directors*. It is our policy that all members of the Board should endeavor to attend the annual meeting of shareholders. All eleven of our directors attended the 2024 Annual Meeting of Shareholders.

Executive Sessions of the Board of Directors

The non-employee, independent members of our Board and all committees of the Board generally meet in executive session without management present during their Board and committee meetings. John F. Lundgren, our Board Chair, presides over executive sessions of the Board, and the committee chairs, each of whom is independent, preside over executive sessions of the committees.

Orientation for New Directors

Following appointment to the Board, we provide a new director orientation session to facilitate a seamless onboarding experience and to educate the new director about our business, strategy, risks, and key policies, as well as legal, compliance, and regulatory matters. The onboarding process includes a combination of written materials, presentations, and meetings with members of the Board and management, resulting in a highly interactive process.

Continuing Education for Directors

In addition to regular meetings of the Board and its committees, we periodically offer educational sessions throughout the year for all directors on a variety of topics specific to Visa and our industry. These educational sessions have included topics such as new and emerging technologies, deep-dives on specific business lines, new products, industry developments, financial matters, and geo-political risks, among others.

From time to time, external experts and facilitators may be invited to attend Board or committee meetings to discuss various leading practices or issues germane to the Company, its industry, or public companies. Such experts bring an array of experience and perspectives and can foster dialogue among Board members on topics relevant to the Company or its industry.

The Company also periodically provides directors with a list of director education programs. These programs are offered at various times during the year by reputable organizations and at various facilities and locations and cover a range of important issues facing directors of public companies. The Company provides cost reimbursement for such programs in accordance with our guidelines.

Board of Directors and Committee Evaluations

Our Board recognizes that a robust and constructive Board and committee evaluation process is an essential component of Board effectiveness. As such, our Board and each of its committees conduct an annual evaluation facilitated by an independent third party, which includes a qualitative assessment by each director of the performance of the Board and the committee or committees on which the director sits. The Board also conducts an annual peer review, which is designed to assess individual director performance. The Nominating and Corporate Governance Committee, in conjunction with the Board Chair, oversees the evaluation process.



1 Review of Evaluation Process

NCGC reviews evaluation process annually

2 Advance Questionnaire

Covers:

- Board efficiency and effectiveness
- Board and committee composition
- Quality of board discussions
- Quality of information and materials provided
- Peer evaluations
- Board culture

3 One-on-One Discussion

One-on-one discussions between independent, third-party facilitator and each director to solicit views on the Board's effectiveness

5 Feedback Incorporated

Over the past few years, the evaluation process has led to a broader scope of topics covered in Board meetings, improvements in Board process, and changes to Board and committee composition and structure.

This year's evaluation identified areas for continued focus, including:

- long-term strategy
- business risks, technology advancements, and the evolution of business
- Board succession planning and skills of director candidates
- committee chair rotation
- management succession planning
- Board education

4 Evaluation Results

- Preliminary evaluation results are discussed with the NCGC Chair and the Board Chair
- Final evaluation results and recommendations are discussed with the Board, committees, and individual directors

Board Oversight Role

Board's Role in Long-Term Strategic Planning

The Board takes an active role with management to formulate and review Visa's long-term corporate strategy. Each quarter, the Board and management confer on the execution of our long-term strategic plans, and the status of key initiatives, opportunities, and risks facing Visa. In addition, the Board regularly conducts in-depth long-term strategic reviews with our senior management team. During these reviews, the Board and management discuss the payments landscape, emerging technological and competitive opportunities and threats, and short- and long-term plans and priorities within our strategy.

Additionally, the Board annually discusses and approves budget and capital requests, which are firmly linked to Visa's long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Visa. For more information on our long-term strategy and the progress we made against our strategic goals in fiscal year 2024, please see our 2024 Annual Report, including the letter from our Chief Executive Officer, Ryan McInerney, to our shareholders.

Board's Role in Risk Oversight

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to Visa and its shareholders. While the Chief Executive Officer; Chief Risk and Client Services Officer; General Counsel; Chief Financial Officer; Vice Chair, Chief People and Corporate Affairs Officer; President, Technology; Chief Information Security Officer; and other members of our senior leadership team are responsible for the day-to-day management of risk, our Board is responsible for promoting an appropriate culture of risk management within the Company and for setting the right "tone at the top," overseeing our aggregate risk profile, and monitoring how the Company addresses specific risks, such as strategic and competitive risks, financial risks, brand and reputation risks, cybersecurity and technology risks, ecosystem risks, legal and compliance risks, regulatory risks, and operational risks.

Board of Directors

- The Board exercises its oversight responsibility for risk both directly and through its standing committees.
- Throughout the year, the Board and each committee spends a portion of its time reviewing and discussing specific risk topics.
- On an annual basis, the Chief Risk and Client Services Officer and other members of senior management report on our top enterprise risks, and the steps management has taken or will take to mitigate these risks.
- Our President of Technology and Chief Information Security Officer provide regular updates to the Board on technology and cybersecurity.
- Our General Counsel updates the Board regularly on material legal and regulatory matters.
- Written reports also are provided to and discussed by the Board regularly regarding recent business, legal, regulatory, competitive, and other developments impacting the Company.

Audit and Risk Committee	Compensation Committee	Finance Committee	Nominating and Corporate Governance Committee
Oversees risks related to our enterprise risk management framework and programs, including: • financial statements, financial reporting, and internal controls; • tax strategy; • legal and regulatory; • corporate risk profile, top risks, and key operational risks; • technology, including information security and cybersecurity; • global privacy program; • compliance and ethics program, including anti-money laundering and sanctions; • third -party lifecycle management program; and • operational resilience program.	Oversees risks related to employees and compensation, including: • our compensation policies and practices for all employees; and • our incentive and equity-based compensation plans For additional information regarding the Compensation Committee's review of compensation-related risk, please see the section entitled *Board Oversight of Compensation Programs.*	Oversees risks related to mergers and acquisitions and certain financial matters, including: • capital investments; • debt; • credit and liquidity; and • capital structure.	Oversees risks related to our overall corporate governance, including: • Board effectiveness; • Board and committee composition; • Board size and structure; • director independence; • Board succession; • senior management succession; • strategy, programs, and reporting on environmental, social, and corporate governance issues; and • political participation and contributions.

In addition, committees meet in executive session with management to discuss our risks and exposures. For example, in 2024, the Audit and Risk Committee met regularly with our Chief Risk and Client Services Officer; General Counsel; Chief Ethics and Compliance Officer; Chief Financial Officer; Chief Auditor; and other members of senior management.

Board Oversight of Cybersecurity Risk

We are one of the world's leaders in digital payments, and we facilitate global commerce and money movement across more than 200 countries and territories among a global set of consumers, merchants, financial institutions, and government entities through innovative technologies. As a result, we recognize that the cyber threat landscape continues to evolve, and we are committed to championing cybersecurity within our operations.

Visa's Board exercises oversight and control of Visa's overall enterprise risk management framework and delegates oversight and control of Visa's cybersecurity program to the Audit and Risk Committee, which is responsible for ensuring that management has risk-based processes in place designed to assess, identify, and manage cybersecurity risks to which Visa is exposed. Our Chief Information Security Officer provides an update on Visa's cybersecurity program to the Audit and Risk Committee twice per year and to the full Board annually. The updates to the Audit and Risk Committee and the full Board of Directors provide an overview of our cybersecurity performance, progress against goals, cybersecurity threat landscape, and other relevant developments. More information on our cybersecurity program is available in our 2023 CRS report available at visa.com/crs and Item 1C–Cybersecurity in our 2024 Annual Report on Form 10-K filed with the SEC on November 13, 2024.

Board Oversight of Compensation Programs

The Compensation Committee annually considers potential risks to the Company when reviewing and approving our compensation program. We have designed our compensation program, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk-taking. The following elements have been incorporated in our compensation program for executive officers:

Recoupment Policies

- In addition to the mandatory provisions regarding incentive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), our Clawback Policy authorizes the Board to recover additional types of compensation, including time-based restricted stock units and stock options, paid to all current and former Executive Committee members and Section 16 officers in the event of a material restatement of the Company's financial results due to fraud, intentional misconduct, or gross negligence of the individual.

- Our equity award agreements also provide for forfeiture of equity-based awards in the event of specified detrimental activity in the absence of a restatement, where permitted by applicable law.

Capped Incentive Awards

- Annual incentive awards and performance share awards are capped at 200% of target for executive officers.

Stock Ownership Guidelines

- Our guidelines call for significant stock ownership, which aligns the interests of our executive officers with the long-term interests of our stakeholders.

A Balanced Mix of Compensation Elements

- The compensation mix for our executive officers consists of salary, annual cash incentives, and long-term equity incentives, with a significant portion in the form of equity awards that align with long-term performance.

Multiple Performance Factors

- Our incentive compensation plans use multiple pre-established performance goals, which encourage the achievement of objectives for the overall benefit of the Company and its stakeholders.

- The annual incentive design encourages NEOs to perform relative to a variety of goals that are aligned with the Company's strategy, rather than focusing solely on financial goals.

Long-Term Incentives

- Our long-term incentives are equity-based and have a regular three-year vesting schedule to complement our annual cash-based incentives.

- 50% of our annual equity award value is subject to performance conditions over a three-year period.

Based on its annual assessment of compensation-related risks, the Compensation Committee concluded that our compensation program does not create risks that are reasonably likely to have a material adverse effect on Visa. In making this determination, the Compensation Committee reviewed the key design elements of our compensation program in relation to industry best practices as presented by the Compensation Committee's independent compensation consultant, as well as the means of mitigating potential risks, such as through our internal controls and oversight by management and the Board.

Board Oversight of Talent and Human Capital Management

The tone and culture of Visa is set at the Board level. The full Board has oversight of human capital management and performs regular reviews, including annual reviews of succession planning for our Chief Executive Officer. Our Board committees have responsibility for specific areas of human capital management. The Nominating and Corporate Governance Committee is responsible for director succession and refreshment, as well as management succession and development planning. Our Compensation Committee is responsible for reviewing Visa's programs and practices related to executive workforce inclusion and diversity as well as the administration of compensation programs in a non-discriminatory manner. The Compensation Committee also oversees the administration of broad-based annual incentive, equity incentive, and benefit plans. Management is responsible for developing policies and processes that reflect and reinforce our desired corporate culture, including policies and processes related to strategy, risk management, and ethics and compliance.

Board Oversight of Corporate Responsibility and Sustainability

We believe in the importance of strong layers of governance to promote proper guidance and oversight across our approach to CRS matters, which includes environmental, social, and corporate governance issues most important to our stakeholders. At the Board level, the Nominating and Corporate Governance Committee has formal responsibility to oversee and review policies and procedures related to environmental, social, and corporate governance issues, including the following:

- Visa's management of such topics, including overall strategy; stakeholder engagement and formal reporting; and policies and programs in specific areas such as in environmental sustainability, climate change, human rights, and social impact and philanthropy; and

- Visa's shareholder engagement program related to environmental, social, and corporate governance issues.

These responsibilities are incorporated into the charter for the Nominating and Corporate Governance Committee, which is available on the Investor Relations page of our website at investor.visa.com under "Corporate Governance – Committee Composition."

Management Development and Succession Planning

Our Board believes that one of its primary responsibilities is to oversee the development and retention of executive talent so that an appropriate succession plan is in place for our Chief Executive Officer and other members of senior management. Each quarter, the Nominating and Corporate Governance Committee meets with our Vice Chair, Chief People and Corporate Affairs Officer and other executives to discuss management succession and development planning and to address potential vacancies in senior leadership. In addition, the full Board annually reviews succession planning for our Chief Executive Officer.

Shareholder Engagement and Board Communications

Our Board and management team greatly value the opinions and feedback of our shareholders. We have proactive, ongoing engagement with our shareholders throughout the year focused on corporate governance, corporate responsibility and sustainability, and executive compensation, in addition to the ongoing dialogue among our shareholders and our Chief Executive Officer, Chief Financial Officer, and Investor Relations team on Visa's financial and strategic performance. Our Board Chair also met with investors to discuss corporate governance, corporate responsibility, and executive compensation matters.



Prior to Annual Meeting

- We reach out to our top 75 investors to discuss corporate governance, sustainability, human capital management, and executive compensation matters, and solicit feedback.
- Our Board is provided with our shareholders' feedback for consideration.
- Board and management discuss feedback and whether action should be taken.
- Disclosure enhancements are considered.
- We review proposals and solicit support for Board recommendations on management and shareholder proposals.

Annual Meeting of Shareholders

Our shareholders vote on election of directors, executive compensation, ratification of our auditors, and other management and shareholder proposals.

Post Annual Meeting

- Our Board and management review the vote results from our annual meeting.
- Board and management discuss vote results and whether action should be taken.
- Board and management discuss feedback and whether action should be taken.
- We start preparing our agenda for our next year of engagement.

2024

We contacted our	Representing approximately	We held video conference meetings with	Representing approximately
Top 75	**67%**	**50***	**39%**
shareholders	of our outstanding Class A common stock	shareholders	of our outstanding Class A common stock

* includes meetings scheduled through the end of calendar year 2024.



Topics Covered During Engagement

- our current Board leadership structure;
- human capital management, including talent recruitment, retention, and inclusion and diversity;
- updates and progress on legal and regulatory matters;
- Class B common stock exchange program;
- social impact and financial inclusion programs;
- operational environmental sustainability, climate strategy, goals and progress, and climate tech solutions;
- Board composition, skills, and diversity;
- Board risk oversight, including cybersecurity, data privacy, artificial intelligence (AI), human rights, and brand and reputation; and
- our executive compensation program and philosophy.

A summary of the feedback we received was discussed and considered by the Board and applicable committees, and enhancements have been made to certain of our disclosures to improve transparency.

Communicating with the Board of Directors

Our Board has adopted a process by which shareholders or other interested persons may communicate with the Board or any of its members. Shareholders and other interested parties may send communications in writing to any or all directors (including the Board Chair or the non-employee directors as a group) electronically to board@visa.com or by mail c/o our Corporate Secretary, Visa Inc., P.O. Box 193243, San Francisco, CA 94119. Communications that meet the procedural and substantive requirements of the process approved by the Board will be delivered to the specified member of the Board, non-employee directors as a group, or all members of the Board, as applicable, on a periodic basis, which generally will be in advance of or at each regularly scheduled meeting of the Board. Communications of a more urgent nature will be referred to the Corporate Secretary, who will determine whether it should be delivered more promptly. Additional information regarding the procedural and substantive requirements for communicating with our Board may be found on our website at investor.visa.com, under "Corporate Governance – Contact the Board."

All communications involving accounting, internal controls, and auditing matters, possible violations of, or noncompliance with, applicable legal and regulatory requirements or the Code of Business Conduct and Ethics, or retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint, may be made via email to businessconduct@visa.com; through our Confidential Compliance Hotline at (888) 289-9322 or our Confidential Online Compliance Hotline at visa.alertline.com; or by mail to Visa Inc., Business Conduct Office, P.O. Box 193243, San Francisco, CA 94119. All such communications will be handled in accordance with our Whistleblower Policy, a copy of which may be obtained by contacting our Corporate Secretary.

Talent and Human Capital Management

Attracting, developing, and advancing the best people globally is crucial to all aspects of Visa's strategy and long-term success. Best-in-class teams and an inclusive culture inspire leadership, encourage innovative thinking, and support the development and advancement of all employees. Our employee value proposition – *Powering payments, uplifting people* – focuses on our purpose and our talent, and we have embedded it throughout our organizational programs and processes to reinforce our commitment to employees.

Employee Development

As Visa strives to achieve our purpose and ambitious growth objectives, we have focused on enhancing employees' expertise across our business. We know that being an employer of choice requires best-in-class career and skills development along with innovative programs. We offer unique career pathways for employees and provide them with tools and support to build on their leadership impact and develop their careers. Employees are encouraged to broaden their knowledge and develop new skills through alternative career pathways and talent development programs including our Global Technology Apprenticeship, Military Talent, Senior Director Mentorship, and VP+ Sponsorship programs.

Along with learning support via our Educational Assistance Program, we also aid employees' development through our award-winning Visa University. Our global learning platform, Learning Hub, houses nearly 200,000 learning resources on myriad topics including sales, technology, product, and leadership development. Visa University Learning Accelerator is a career development initiative that promotes timely and relevant learning opportunities through quarterly events featuring exciting speakers aligned with Visa's business cycle and strategic goals.

We have committed to providing employees with the tools they need to do their work more quickly and easily, and Visa's commitment to fostering a culture of innovation and collaboration is demonstrated through our employees' adoption of generative AI tools for content generation, productivity, and business automation, including an internal, secure version of ChatGPT and our Ask People Team Portal.

Employee Engagement

We recognize that building an inclusive and high-performing culture requires an engaged workforce, where employees are motivated to do their best work every day. Our approach centers on communication and recognition. We communicate with employees in a variety of ways, including regularly held Town Hall meetings, the company intranet, digital signage, email newsletters, and live events in regional offices. This year, we recommitted to helping employees feel closely connected to one another and to our business at large by launching Viva Engage, our new internal social network, as a place for employees to collaborate, share information, and connect with leadership in real time, every day. Since its launch, 97% of employees had visited Viva Engage at least once, with 82% accessing the platform at least twice a week on average.

We also believe that employees should feel valued in their day-to-day work. In recent years, Visa has prioritized and invested in employee recognition. Our innovative UPLIFT program is designed to drive engagement and innovation by enabling employees to recognize, appreciate, and celebrate each other, no matter their role or level. The UPLIFT program drives Visa's culture by grounding the recognition categories in Visa's Leadership Principles – further reinforcing that at Visa, it is not only about *what* you achieve but *how* you do it. For fiscal 2024, active UPLIFT platform users as a percentage of all users was 78%, while the number of recognitions sent nearly doubled, from approximately 130,000 to nearly 248,000 since the prior year.

We assess employee engagement through multiple channels such as employee engagement surveys and periodic pulse surveys, which provide feedback on topics including company direction and strategy, wellbeing, individual growth and development, collaboration, confidence, and pride.

We are committed to putting our people first, and this is exemplified by how, in our office locations and data centers worldwide, we prioritize investments to create spaces that encourage collaboration, inspire creativity, and reflect our world-class brand. In 2024, Visa opened our new Mission Rock building in San Francisco, forming a unified, complementary campus with our Foster City location. Our office at Mission Rock – known as our North America Market Support Center – is a brand new, 300,000+ square foot, 13-story state-of-the-art facility designed to provide a holistic employee experience and show how we care about the whole individual at work.

2024 Employee Engagement Survey

95%
feel proud to work for Visa

92%
understand the link between their work and Visa's strategic objectives

91%
would recommend Visa as a great place to work

Employee Benefits

We are committed to showing employees how much we care about them. As part of our inclusive "whole person" approach to benefits, we are proud to offer a robust package of benefits (which may vary by location) that empower employees to care for themselves and their families in the way they decide, with curated tools, resources, and benefits. Some of our most popular financial benefits include our 401(k) Match, Employee Stock Purchase Plan, and Education Assistance programs. In addition to our enhanced mental wellbeing benefits, in 2024, we began offering Mental Health First Aid training to empower employees to understand how to recognize and respond to signs of mental health distress, and we launched a Peer-to-Peer Ambassador Network to create a support system comprising Visa employees who foster a culture of community wellbeing and active listening and promote psychological safety, mental health, and wellbeing.

We believe that our employees are critical to our success, and we structure our total rewards and benefits package to attract and retain a talented and engaged workforce. We continue to evolve our programs to meet our employees' needs, providing comprehensive wellbeing, financial, and quality of life programs. Our offerings vary by location and may include the following:



Wellbeing

- onsite health centers
- onsite wellbeing resources
- wellbeing and "no meeting" hours
- health, vision, and dental insurance
- onsite fitness centers
- speakers and seminars on wellbeing topics
- ergonomic consultations
- immunizations
- coaching and therapy



Financial

- competitive compensation
- annual bonuses
- pre- and post-tax contributions to eligible savings accounts
- 2:1 401(k) match, up to 5% of base pay
- employee stock purchase plan
- financial wellbeing sessions and resources
- paid short-term and long-term disability and life insurance
- education assistance program
- charitable matching programs



Life

- paid new child bonding leave, with a minimum of 14 weeks for all parents
- family emergency leave
- child and elder care services
- concierge and errand running services
- various insurance products
- fertility, surrogacy, and adoption benefits
- discount programs
- generous paid time off and holidays
- paid volunteer time and time off for voting in elections
- ability to work from another location for up to four weeks per year

VISA

Visa Leadership Principles

At Visa, we encourage and empower every employee to be a leader by embracing the Visa Leadership Principles. These Leadership Principles are integrated into core talent processes, and since their introduction they have enhanced how we evaluate performance and drive the Company's success. As we look ahead to Visa's next chapter, we are focusing on the actions supporting each of our Leadership Principles, with the aim to drive clarity and specificity around the behaviors that will contribute to Visa's future success while building on our strengths:

Lead Courageously

- **Act like an owner.** We think about every opportunity, investment, and resource as if Visa were our family's business. We are emotionally invested in driving long-term growth and value. We are committed, resourceful, and proactive in identifying problems, opportunities, and solutions.

- **Think big and challenge the status quo.** We are constantly curious about our industry, technology, and the world. We set bold aspirations and develop new ideas that shape the future of commerce.

- **Hold ourselves and each other accountable.** We take responsibility for our behaviors, actions, and decisions. We act with integrity, have the courage to stand up for what is right, and hold each other accountable to deliver.

Obsess about Customers

- **Listen and learn from customers.** We seek to deeply understand our customers to enable them to achieve their goals.

- **Dream, design, and build the future of payments.** We anticipate end users' needs and create simple, compelling solutions to address them.

- **Sell with pride and purpose.** We are proud of our solutions, and we build deep, trust-based partnerships that drive mutual growth.

Collaborate as One Visa

- **Champion inclusion and diversity.** We treat everyone with respect. We excel by harnessing the power of diversity of all kinds to drive innovation and fuel our growth.

- **Encourage constructive debate.** We pursue the truth in everything we do. We communicate openly and honestly. We speak our minds respectfully, always assuming good intent and keeping an open mind.

- **Enable each other to succeed.** We work and win together as partners. We remove barriers and empower teams to maximize the impact of our collective resources and capabilities.

Execute with Excellence

- **Decide quickly and move fast.** We make the best call based on the available data. We take calculated risks and have a bias for action, even when it means we must disagree and commit.

- **Deliver seamlessly.** We strive for simplicity and make it easy to get things done. We plan carefully and execute successfully to exceed expectations.

- **Learn from our mistakes.** We own our mistakes and address them. We change our decisions when new facts emerge.

Workforce Demographics

Visa believes in an inclusive workplace where everyone is accepted, everywhere. We are driven to provide equal employment opportunities and to create a culture in which individual differences, experiences, and capabilities are valued and contribute to our business success. By leveraging our global teams' different backgrounds and perspectives, we are able to achieve better solutions for our clients and create a connected workplace to attract and advance top talent. Visa tracks, measures, and evaluates our workforce representation and impact as part of this strategic business imperative and is committed to reporting our workforce demographics annually.

Gender in Global Workforce



Male Female

Gender in U.S. Workforce



Male Female

Ethnicities in U.S. Workforce



White Asian Hispanic
Black Others

Gender in Global Leadership



Male Female

Gender in U.S. Leadership



Male Female

Ethnicities in U.S. Leadership



White Asian Hispanic
Black Others

Notes:
- Demographic data is based on Company records as of September 30, 2024.
- Leadership: Defined as Vice President and above.
- Others: Defined as American Indian/Alaska Native, Native Hawaiian/Other Pacific Islander, and two or more races. Ethnicity data does not include employees who choose not to disclose or who leave the field blank.
- Percentages may not add up to 100% due to rounding.

Corporate Responsibility and Sustainability

We believe that as a trusted brand in payments, Visa has an opportunity and responsibility to contribute to a more inclusive, ethical, and sustainable world. As we work toward this goal, we are committed to managing the risks and opportunities that arise from environmental and social issues, providing strong executive and Board oversight of our overall strategy, and providing transparent annual reporting on our progress for stakeholders.

Visa strives to be an industry leader in corporate responsibility and sustainability. To do so, we continue to take an integrated approach to our performance and transparency in this area.

Materiality-based Strategy

In line with international guidelines and corporate best practices, Visa conducts a biennial CRS materiality assessment, which enables us to gather the perspectives of both internal and external stakeholders, and monitor and reassess our approach to managing priority CRS topics. We believe our approach works to support our CRS strategy and promote initiatives that are focused on the issues most impactful to our internal and external stakeholders, as well as our long-term business success. While we take action across the identified topics, we prioritize those with the highest potential impact and importance to our stakeholders and our business.

Our most recent materiality assessment, completed in 2024, revalidated our approach to focusing our aspirations and efforts on five key areas: social impact, responsible data use, our people, sustainability, and corporate responsibility.

Social Impact	**Responsible Data Use**	**Our People**	**Sustainability**	**Corporate Responsibility**
Delivering on our company purpose to uplift everyone, everywhere by advancing financial inclusion and supporting the communities where we live and work.	Continuing to earn trust by protecting data and preventing fraud, championing responsible data practices and empowering consumers.	Attracting the best talent, accelerating career development, and building a world class culture to fuel Visa's growth.	Supporting the transition to a low-carbon global economy via solutions and our own operations.	Ongoing commitment to acting with integrity, transparency, and accountability in everything we do.

Corporate Reporting

Visa is committed to transparent annual reporting on the topics most important to our stakeholders through a variety of channels.

Our annual CRS report is aligned with leading voluntary reporting frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-Related Financial Disclosures (TCFD), relevant World Economic Forum (WEF) Stakeholder Capitalism Metrics, and the United Nations Sustainable Development Goals (SDGs). We also continuously work to maintain compliance with our reporting obligations under various current and future mandatory reporting frameworks and relevant regulations.

Visa has also adopted various policies and statements as part of our approach to managing CRS topics, including but not limited to Visa's Supplier Code of Conduct, Modern Slavery Act Transparency Statement, CDP submissions, Visa's AI Principles, and Visa Data Values. Related resources are available in the Corporate Responsibility & Sustainability Resources section of our corporate website at visa.com/crs under "Visa's CR&S Resources."

Key Activities in 2024

Visa aims to enable the future of commerce through inclusive financial products, sustainable solutions, and corporate responsibility. In 2024, we continued to make strong progress delivering on our purpose: Uplift everyone, everywhere by being the best way to pay and be paid. Below are some key CRS highlights from 2024.

 **Social Impact**

- Provided over 6 million small and micro businesses with access to digital economy resources, including Visa education platforms and content, and social impact programs and solutions, through select partnerships
- Shared global insights on digital equity to help governments advance public policies that create more inclusive economies
- Supported over 10,800 employees who volunteered more than 95,000 hours to strengthen the communities in which we live and work
- Visa Foundation committed $40 million in grant funding and $29 million in impact investments supporting small businesses globally

 **Responsible Data Use**

- Invested over $12 billion in technology over the last five years, including to reduce fraud and enhance network security
- Deployed AI-enabled capabilities and always-on experts to proactively detect and prevent billions of dollars of attempted fraud
- Promoted the adoption of scalable technologies, such as network tokenization and 3DS, that enhanced transaction security globally
- Achieved the highest rating in our sector from an independent rating organization during our 2024 cybersecurity program review
- Achieved key enhancements and maturity milestones within the Visa Global Privacy Program to more flexibly adapt to increased and evolving privacy regulations and consumer expectations
- Increased enumeration attack blocking with new analytical capabilities, enhanced tools, and a targeted compliance program

 **Our People**

- Encouraged employees to broaden knowledge and develop new skills through alternative career pathways and talent development programs
- Launched Viva Engage, our new internal social network; 94% of employees visited within the first year
- 95% of employees feel proud to work for Visa, 92% of employees understand the link between their work and our company's strategic objectives, and 91% of employees would recommend Visa as a great place to work
- Began offering Mental Health First Aid training and launched a Peer-to-Peer Ambassador Network to create a support system of Visa employees who promote psychological safety, mental health, and wellbeing

 **Sustainability**

- Maintained 100% renewable electricity and carbon neutral operations
- Made progress towards Visa's 2030 science-based targets as an interim goal toward our 2040 net-zero target and expanded engagement of Visa's suppliers in support of our goals
- Achieved green office certification for 80% of global office space
- Advanced Visa's climate tech solutions
- Continued sustainable commerce partnerships with Ellen MacArthur Foundation, Travalyst, JustPark and others
- Scored in top 20% of industry average across leading ESG ratings/rankings indices

 **Corporate Responsibility**

- Overall diversity of Board nominees is 73%, with women comprising 36% of the nominees, and 36% of the nominees are racially or ethnically diverse
- Held fourth annual Ethics in Action Week, celebrating the integral role of ethics in Visa's culture
- Refreshed Supplier Code provides guidance on Visa's expanded expectations for suppliers in the areas of corporate governance human rights, and environmental sustainability
- Continued our engagement with sports bodies, civil society organizations, and the Centre for Sport & Human Rights to promote respect of human rights in sport

Third-Party Recognition of our CRS Leadership

We have received recognition of our CRS leadership by third-party organizations:

- **CDP Climate Change** – A- rating
- **CPA–Zicklin Index –** "Trendsetter" (the highest designation in the Index) for the ninth consecutive year with a perfect score of 100 for the fourth consecutive year
- **EcoVadis** - Silver sustainability rating
- **Ethisphere** – Named a World's Most Ethical Company for the twelfth consecutive time in 2024
- **FTSE4Good** – Index constituent
- **ISS ESG Corporate Rating –** Prime
- **ISS QualityScore** – Highest ranking in Environmental and Social Disclosure QualityScores
- **MSCI** – Upgraded to "AA" rating
- **S&P Global Corporate Sustainability Assessment –** Ranked in the 95th percentile in the Diversified Financial Services and Capital Markets industry in the 2024 CSA

We encourage you to read more about how we are working to build a more inclusive, ethical, and sustainable world for everyone, everywhere at visa.com/crs and in our 2023 Corporate Responsibility & Sustainability Report. Our website and our 2023 CRS Report are not part of or incorporated by reference into this proxy statement. Our goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

> **Our Corporate Responsibility & Sustainability Report is located on our website at visa.com/crs. You may request a printed copy of any of these documents free of charge by contacting our Corporate Secretary at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 or corporatesecretary@visa.com.**

Other Governance Policies and Practices

Political Engagement and Disclosure

Public sector decisions significantly affect our business and industry, as well as the communities in which we operate. For this reason, we participate in the political process through regular engagement with government officials and policy-makers, by encouraging the civic involvement of our employees, and by contributing to candidates and political organizations where permitted by applicable law. We are committed to conducting these activities in a transparent manner that reflects responsible corporate citizenship and best serves the interests of our shareholders, employees, and other stakeholders. Additional information regarding our political activities and oversight may be found at corporate.visa.com/en/about-visa/crs/operating-responsibly.html.

Visa has a Political Participation, Lobbying and Contributions Policy (PPLC Policy) that prohibits our directors, officers, and employees from using Company resources to promote their personal political views, causes, or candidates, and specifies that the Company will not directly or indirectly reimburse any personal political contributions or expenses. Directors, officers, and employees also may not lobby government officials on the Company's behalf absent the pre-approval of the Company's Global Government Engagement Department. As such, our lobbying and political spending seek to promote the interests of the Company and its shareholders, and not the personal political preferences of our directors or executives.

> Under the PPLC Policy, the Nominating and Corporate Governance Committee must pre-approve the use of corporate funds for political contributions, including contributions made to trade associations to support targeted political campaigns, contributions to tax-exempt organizations for political activities, and contributions to organizations registered under Section 527 of the U.S. Internal Revenue Code to support political activities. The PPLC Policy further requires the Company to make reasonable efforts to obtain from U.S. trade associations whose annual membership dues exceed $25,000 the portion of such dues that are used for political contributions. This information must then be included in the semiannual contribution reports that are posted on our website.

We endeavor to maintain a healthy and transparent relationship with governments around the world by communicating our views and concerns to elected officials and policy-makers. As an industry leader, we encounter challenges and opportunities on a wide range of policy matters. These issues may include regulations and policies on interchange fees, cybersecurity, data security, privacy, intellectual property, surcharging, payroll and prepaid cards, mobile payments, tax, international trade and market access, and financial inclusion, among others.

The Nominating and Corporate Governance Committee reviews our political contributions and lobbying expenditures on a semiannual basis, which includes information regarding memberships in, or payments to, tax-exempt organizations that write and endorse model legislation. Additional information on our political contributions and lobbying expenditures can be found on our website, including our semiannual contribution reports and links to our quarterly U.S. federal lobbying activities and expenditures reports.

> In 2024, the Center for Political Accountability assessed our disclosures for its annual Center for Political Accountability CPA-Zicklin Index of Corporate Political Disclosure and Accountability, and designated Visa a "Trendsetter" (the highest designation in the CPA-Zicklin Index) for the ninth consecutive year and gave Visa a perfect score of 100 for the fourth consecutive year.

Codes of Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers, employees, and contingent staff of the Company. This Code includes a supplemental Code of Ethics for Certain Executives and Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller, Chief People and Corporate Affairs Officer, General Counsel, and other senior financial officers, whom we refer to collectively as senior officers. These codes require the senior officers to engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and provide mechanisms to report unethical conduct. Our senior officers are held accountable for their adherence to the codes. If we amend or grant any waiver from a provision of our codes for officers or directors, we will publicly disclose such amendment or waiver in accordance with and if required by applicable law, including by posting such amendment or waiver on our website at investor.visa.com within four business days.

Prevention of Insider Trading Policy

We have adopted a Prevention of Insider Trading Policy that governs transactions in our securities by our directors, officers, employees, and other individuals who gain access to insider information about Visa, including contractors and consultants, as well as by Visa itself. The Prevention of Insider Trading Policy has been reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. The foregoing summary of the Prevention of Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy, which is included as Exhibit 19.1 in our Annual Report on Form 10-K filed with the SEC on November 13, 2024.

Certain Relationships and Related Person Transactions

The Audit and Risk Committee has adopted a written Statement of Policy with respect to Related Person Transactions (Statement of Policy), governing any transaction, arrangement, or relationship between the Company and any related person where the related person had, has, or will have a direct or indirect material interest. Under the Statement of Policy, the Audit and Risk Committee reviews related person transactions and may approve or ratify them only if it is determined that they are in, or not inconsistent with, the best interests of the Company and its shareholders. When reviewing a related person transaction, the Audit and Risk Committee may take into consideration all of the relevant facts and circumstances available to it, including: (i) the material terms and conditions of the transaction or transactions; (ii) the related person's relationship to Visa; (iii) the related person's interest in the transaction, including their position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction; (iv) the approximate dollar value of the transaction; (v) the availability from other sources of comparable products or services; and (vi) an assessment of whether the transaction is on terms that are comparable to the terms available to us from an unrelated third party.

In the event we become aware of a related person transaction that was not previously approved or ratified under the Statement of Policy, the Audit and Risk Committee will evaluate all options available, including ratification, revision, or termination of the related person transaction. The Statement of Policy is intended to augment and work in conjunction with our other policies that include code of conduct or conflict of interest provisions, including our Code of Business Conduct and Ethics.

Compensation of Non-Employee Directors

We compensate non-employee directors for their service on the Board with a combination of cash and equity awards, the amounts of which are commensurate with their role and involvement, and consistent with peer company practices. In setting non-employee director compensation, we consider the significant amount of time our directors expend in fulfilling their duties, as well as the skill level required of members of our Board. Mr. McInerney, our Chief Executive Officer, does not receive additional compensation for his service as a director. Similarly, Mr. Kelly, our former Executive Chairman, did not receive additional compensation for his service as a director.

The Compensation Committee, which is composed solely of independent directors, has the primary responsibility for reviewing and considering any revisions to our non-employee director compensation program. In July 2023, the Compensation Committee undertook its annual review of non-employee director compensation for fiscal year 2024, which included an analysis completed by its independent compensation consultant. As part of this analysis, the independent compensation consultant reviewed trends and data from the same peer companies used by the Compensation Committee in connection with its review of executive compensation. Pursuant to the review, and after considering the independent compensation consultant's advice based on peer group data, the Compensation Committee recommended that the Board approve an increase in the grant date value of the annual equity award for non-employee directors from $235,000 to $260,000 for grants made on or after the date of the 2024 Annual Meeting of Shareholders. This increase to the equity grant date value improved the overall positioning within the peer group and balanced the mix between cash and equity compensation. The Compensation Committee also recommended that the Board approve an increase in the annual cash retainer for the Lead Independent Director from $90,000 to $100,000, and for the chair of the Nominating and Corporate Governance Committee from $20,000 to $25,000, each effective October 1, 2023. Subsequent to these decisions, in connection with Mr. Lundgren's appointment to the independent Board Chair position, the Compensation Committee recommended that the Board approve an annual cash retainer for the Board Chair position in the amount of $225,000, effective for quarterly payments starting April 1, 2024. Effective after April 1, 2024, Mr. Lundgren no longer received the additional cash retainer for the Lead Independent Director position. The increase in the annual cash retainers, and the amount and form of payment for the Board Chair retainer, were determined in consultation with the Compensation Committee's independent compensation consultant based on peer group data and to reflect the time commitment and contributions expected of the positions. The Board approved the changes described above following each recommendation from the Compensation Committee.

Overview

- **No Fees for Board or Committee Meeting Attendance**: Meeting attendance is an expected part of Board service.
- **Emphasis on Equity**: There is an emphasis on equity in the overall compensation mix to further align interests with stakeholders.
- **Recognition of Special Roles**: Special roles, such as Board leadership positions and committee chairs, are recognized for their additional time commitments.
- **Annual Equity Grants with Immediate Vesting**: Equity awards are granted annually with a fixed value, providing alignment with stakeholders' interests and mitigating potential compensation-related risk.
- **Limited Perquisites and No Related Tax Gross-Ups**: Other benefits, such as matching charitable contributions, are limited.



Cash Compensation

Non-employee directors receive an annual cash retainer for their service on the Board, as well as additional cash retainers if they serve as the independent Board Chair, on a committee, or as the chair of a committee. The following table lists the annual cash retainer amounts in effect during fiscal year 2024. Each committee chair retainer listed in the following table is in addition to the retainer paid for membership on the applicable committee.

Type of Retainer	Amount of Retainer
Annual Board Membership	$110,000
Board Chair[1]	$225,000
Lead Independent Director[2]	$100,000
Audit and Risk Committee Membership	$ 20,000
Compensation Committee Membership	$ 15,000
Finance Committee Membership	$ 20,000
Nominating and Corporate Governance Committee Membership	$ 15,000
Audit and Risk Committee Chair	$ 30,000
Compensation Committee Chair	$ 25,000
Finance Committee Chair	$ 30,000
Nominating and Corporate Governance Committee Chair	$ 25,000

[1] Board Chair retainer applicable starting April 1, 2024

[2] Lead Independent Director retainer was applicable until April 1, 2024

U.S.-based directors may defer the payment of all or a portion of the cash retainer payments, as described below under *Executive Compensation – Non-qualified Deferred Compensation for Fiscal Year 2024 – Visa Directors Deferred Compensation Plan*. All cash retainers are paid in quarterly installments unless a director elected to defer the payment. Directors are also reimbursed for customary expenses incurred while attending meetings of the Board and its committees.

Equity Compensation

Each non-employee director receives an annual equity grant under the shareholder-approved Visa Inc. 2007 Equity Incentive Compensation Plan, as amended and restated (2007 Equity Incentive Compensation Plan). On January 23, 2024, the date of our 2024 Annual Meeting of Shareholders, each non-employee director received a restricted stock unit grant determined by dividing $260,000 by the per share closing price of our Class A common stock on that date, rounded to the nearest whole share. Following the date of a non-employee director's election or appointment to the Board on a date other than at an Annual Meeting of Shareholders, the director receives a prorated initial grant based on the partial year of Board service; similarly, departing non-employee directors who joined the Board prior to November 2017 receive a grant for the year of departure, which is prorated for any partial year of service, as applicable. No such awards for newly appointed or departing directors were granted in fiscal year 2024. Restricted stock unit grants to all non-employee directors vest immediately upon grant. Directors may elect to defer settlement of all or a portion of their equity grants. The 2007 Equity Incentive Compensation Plan limits the total grant date value of equity grants that may be made to our non-employee directors to $500,000 in a single fiscal year.

Other Policies and Practices

Stock Ownership Guidelines

The stock ownership guidelines for our non-employee directors specify that each director is required to own shares of our class A common stock equal to five times the annual Board membership cash retainer. Equity interests that count toward satisfaction of the guidelines include shares owned outright by the director, shares jointly owned, restricted stock, restricted stock units, and any deferred restricted stock units. Directors have five years from the date they become a member of the Board to attain these ownership levels. Each non-employee director with at least five years of service on our Board met or exceeded the ownership guidelines as of the last day of fiscal year 2024. Our insider trading policy prohibits directors from hedging the economic risk of their stock ownership or pledging their shares.

Charitable Matching Gift Program

Our non-employee directors may participate in the Board Charitable Matching Gift Program. Under this program, contributions to eligible non-profit organizations are matched by the Visa Foundation, up to a maximum of $15,000 per director per calendar year. Our U.S. non-employee directors may also participate in our Political Action Committee (PAC) Charitable Matching Program. Under this program, when non-employee directors contribute to the Visa PAC, Visa matches their contribution to a qualifying charity or charities the non-employee director selects, up to a maximum of $5,000 per director per calendar year.

Director Compensation for Fiscal Year 2024

The following tables provide information on the total compensation earned by each of our non-employee directors who served during fiscal year 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Lloyd A. Carney	175,000	259,867	20,000	454,867
Kermit R. Crawford	145,000	259,867	5,000	409,867
Francisco Javier Fernández-Carbajal	145,000	259,867	—	404,867
Ramon Laguarta	145,000	259,867	—	404,867
Teri L. List	145,000	259,867	10,000	414,867
John F. Lundgren	327,500	259,867	5,000	592,367
Denise M. Morrison	170,000	259,867	5,000	434,867
Pamela Murphy	145,000	259,867	5,000	409,867
Linda J. Rendle	145,000	259,867	5,000	409,867
Maynard G. Webb, Jr.	175,000	259,867	5,000	439,867

[1] The table below sets forth additional information with respect to the amounts reported in the "Fees Earned or Paid in Cash" column.

Name	Board Retainer ($)	Board Chair Retainer ($)	Lead Independent Director Retainer ($)	Audit and Risk Committee Chair/ Member Retainer ($)	Compensation Committee Chair/Member Retainer ($)	Finance Committee Chair/ Member Retainer ($)	Nominating and Corporate Governance Committee Chair/Member Retainer ($)
Lloyd A. Carney	110,000	—	—	50,000	—	—	15,000
Kermit R. Crawford	110,000	—	—	20,000	—	—	15,000
Francisco Javier Fernández-Carbajal	110,000	—	—	—	15,000	20,000	—
Ramon Laguarta	110,000	—	—	—	—	20,000	15,000
Teri L. List	110,000	—	—	20,000	15,000	—	—
John F. Lundgren	110,000	112,500	50,000	—	15,000	—	40,000
Denise M. Morrison	110,000	—	—	20,000	40,000	—	—
Pamela Murphy	110,000	—	—	—	—	20,000	15,000
Linda J. Rendle	110,000	—	—	—	—	20,000	15,000
Maynard G. Webb, Jr.	110,000	—	—	—	15,000	50,000	—

[2] Represents the aggregate grant date fair value of the awards granted to each director computed in accordance with stock-based accounting rules (Financial Standards Accounting Board (FASB) ASC Topic 718). Assumptions used in the calculation of these amounts are included in *Note 17 – Share-based Compensation* to our fiscal year 2024 audited consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC on November 13, 2024.

[3] Amounts include the matching contributions Visa Foundation made on behalf of the following directors for fiscal year 2024 pursuant to the Board Charitable Matching Gift Program: $15,000 for Mr. Carney and $5,000 for Ms. List. The amounts also include the $5,000 matching contributions Visa made on behalf of each of the following directors for fiscal year 2024 pursuant to its PAC Charitable Matching Program: Mr. Carney, Mr. Crawford, Ms. List, Mr. Lundgren, Ms. Morrison, Ms. Murphy, Ms. Rendle, and Mr. Webb.

Fiscal Year 2025 Director Compensation

After consultation with its independent compensation consultant, and pursuant to the annual compensation review process described above, in July 2024, the Compensation Committee determined that it would not recommend any changes to the non-employee director compensation program for fiscal year 2025.

Executive Officers

Biographical data for each of our current executive officers is set forth below, excluding the biography of Mr. McInerney, which is included under *Director Nominee Biographies* above. Of our six executive officers, 50% are diverse by race or ethnicity (Messrs. Fabara, Suh, and Taneja) and 33% are women (Mses. Mahon Tullier and Rottenberg).



Paul D. Fabara

Chief Risk and Client Services Officer

Age: 59

- Joined Visa in September 2019
- Leads the global risk and client operations functions. Responsible for maintaining the integrity and security of the Visa payment system, while also serving as the principal liaison with regulatory agencies
- Supports Visa's efforts to continue to deliver industry-leading services to prevent, detect, and mitigate the impact of fraud and security attacks on Visa's clients and other payment system stakeholders
- Held many senior positions at American Express Company, a multinational financial services corporation, from 2011 to 2019, most recently as President, Global Services Group from February 2018 to September 2019, where he was responsible for the company's global servicing functions, including customer service, credit, and fraud operations, as well as enterprise-wide strategic initiatives; and Chief Risk Officer and President, Global Risk, Banking & Compliance, where he promoted strong capabilities and disciplined, integrated risk controls, from February 2016 to February 2018
- Held senior positions at Barclays, a multinational investment bank and financial services company, including Managing Director, Global Head of Operations, Regulatory Implementation and Planning from February 2009 to January 2011, and Global Chief Operating Officer, Barclaycard from August 2006 to February 2009
- Former Chief Operating Officer, Card Services at Alliance Data Systems, provider of loyalty and marketing services, from June 2002 to August 2006
- Started his career at Providian Financial Corporation, where he served in many capacities, including risk management, underwriting, marketing, sales and service and credit administration



Julie B. Rottenberg

General Counsel

Age: 56

- Joined Visa in February 2008
- Responsible for the Company's global legal and compliance functions, including leading the company's litigation, regulatory, commercial agreements, and M&A matters
- Former senior member of litigation team and Deputy General Counsel and Chief Counsel for North America for the Company
- Former partner at Arnold & Porter, LLP
- Served as a law clerk to the Honorable Robert Beezer, U.S. Court of Appeals, Ninth Circuit, and the Honorable Samuel Wilson, U.S. District Court, Western District of Virginia
- Received a B.A., cum laude, in Political Science from San Diego State University and J.D. with highest honors from The George Washington University Law School



Chris Suh

Chief Financial Officer

Age: 54

- Joined Visa in July 2023
- Responsible for the Company's financial strategies, planning, and reporting, in addition to all finance operations and investor relations
- Served as Executive Vice President and Chief Financial Officer of Electronic Arts, Inc., a video game company, from March 2022 to June 2023
- Held various senior roles in finance at Microsoft Corporation, a technology company, from July 1996 to February 2022, including as Corporate Vice President and Chief Financial Officer of the company's Cloud + AI group from January 2018 to February 2022
- Received a B.A. in Accounting and Finance from the University of Washington and an M.B.A. from the University of Washington Michael G. Foster School of Business



Rajat Taneja

President, Technology

Age: 60

- Joined Visa in November 2013
- Responsible for the Company's technology innovation and investment strategy, product engineering, global IT, operations infrastructure, and for accelerating the integration of engineering and product teams
- Served as Executive Vice President and Chief Technology Officer of Electronic Arts Inc., a video game company, from October 2011 to November 2013, where he was responsible for platform engineering, data center operations, and IT supporting the company's global customer base
- Worked at Microsoft Corporation, including most recently as the Corporate Vice President, Commerce Division, in 2011 and the General Manager and Corporate Vice President, Online Services Division, from 2007 to 2011
- Member of the Board of Directors of MSCI Inc.
- Received a B.E. in Electrical Engineering from Jadavpur University and an M.B.A. from Washington State University



Kelly Mahon Tullier

Vice Chair, Chief People and Corporate Affairs Officer, and Corporate Secretary

Age: 58

- Joined Visa in June 2014
- Serves as corporate secretary and leads the Company's people, communications, government engagement, inclusive impact and sustainability, transformation, and corporate services functions, including real estate, aviation, security, and global events
- Served as the Company's Chief Legal and Administrative Officer from January 2021 to September 2021, and General Counsel from October 2014 to January 2021
- Former Senior Vice President and Deputy General Counsel for PepsiCo, Inc., a multinational food, snack, and beverage corporation, from August 2011 to June 2014, and managed the global legal teams supporting the business around the world, as well as centralized teams responsible for mergers and acquisitions, intellectual property, regulatory, litigation, and procurement legal matters; also served as Senior Vice President and General Counsel for PepsiCo's Asia Pacific, Middle East and Africa division, based in Dubai
- Former Vice President and General Counsel for Frito-Lay, Inc., with responsibility for a wide range of legal, policy, and compliance issues
- Former associate at Baker Botts LLP and also served as a law clerk for the Honorable Sidney A. Fitzwater, U.S. District Court, Northern District of Texas
- Received her B.A. from Louisiana State University and her J.D., magna cum laude, from Cornell Law School

Executive Compensation



PROPOSAL 2

Approval, on an Advisory Basis, of the Compensation Paid to Our Named Executive Officers

The board unanimously recommends a vote "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement.

We are asking our shareholders to approve, on an advisory basis, the compensation of our NEOs as described in this proxy statement, including the section entitled *Compensation Discussion and Analysis*, the compensation tables, and the related narrative discussion. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation.

As described in detail under *Compensation Discussion and Analysis*, our executive compensation programs are designed to attract, motivate, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term, and strategic performance goals and the realization of increased value to stakeholders. Please read the *Compensation Discussion and Analysis* section of this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2024 compensation of our NEOs.

The Say-on-Pay vote is advisory and therefore not binding on the Company, the Compensation Committee, or our Board. However, our Board and the Compensation Committee value the views of our shareholders and will carefully review and consider the voting results for this proposal when evaluating our executive compensation programs. We currently conduct annual advisory votes to approve the compensation of our NEOs, and we expect to conduct the next advisory Say-on-Pay vote at our 2026 Annual Meeting of Shareholders.

Compensation Discussion and Analysis

This *Compensation Discussion and Analysis* describes our executive compensation philosophy and program and compensation decisions made under the program for our NEOs for fiscal year 2024. Our NEOs are listed below.

Name	Title
Ryan McInerney	Chief Executive Officer
Chris Suh	Chief Financial Officer
Paul Fabara	Chief Risk and Client Services Officer
Rajat Taneja	President, Technology
Kelly Mahon Tullier	Vice Chair, Chief People and Corporate Affairs Officer
Alfred F. Kelly, Jr.	Former Executive Chairman and Senior Advisor

Mr. Kelly retired as Executive Chairman on January 23, 2024, and remained an employee of Visa in a non-executive officer capacity in the position of Senior Advisor until February 15, 2024, when he retired from the Company.

Executive Summary

Key Elements of our Fiscal Year 2024 Compensation Program

Compensation Mix


CEO
OTHER NEOs
(Average)
6%
14%
94%
at risk
80%
9%
16%
91%
at risk
75%
Salary
Target Annual Incentive
Target Long-Term Incentive
At-Risk

Long-Term Equity Incentive


25%
50%
25%
Restricted Stock Units
Stock Options
Performance Shares (at target)

The pay mix charts above represent the components of the annual compensation program for our Chief Executive Officer and other NEOs who were employed with Visa through the entirety of fiscal year 2024.

Compensation Component	Type of Pay	Key Characteristics	Purpose and Strategic Alignment
Annual Cash Compensation			
Base Salary	Fixed	Reviewed annually based on individual performance, market pay levels, and internal pay equity.	Attracts, retains, and rewards NEOs by providing a fixed source of income to reflect experience, skills, and competencies.
Annual Incentive Awards			
Cash Incentive Awards	Variable and At-Risk	Variable cash compensation component based on performance against pre-established corporate performance goals in four categories that are aligned with our corporate strategy: Financial; Client; Foundational; and Operational Excellence, Talent, and Corporate Responsibility & Sustainability. Final payout is based on the Compensation Committee's analysis of the Company's performance against the pre-established scorecard goals and individual performance.	Focuses NEOs on our annual results and aligns NEOs' interests with stakeholders' interests by rewarding performance based on the achievement of preestablished, strategic annual goals designed to position the Company competitively.
Long-term Incentive Awards			
Equity Granted in the Form of Stock Options, Restricted Stock Units, and Performance Shares	Variable and At-Risk	Stock option and restricted stock unit awards vest annually over a three-year period. Performance shares vest after a three-year performance period, based on EPS and relative total shareholder return (TSR) results.	Aligns NEOs' interests with shareholders' interests by linking a substantial portion of each NEO's compensation to stock performance and the achievement of long- term corporate performance and operational efficiency. Recognizes company and individual performance in grant date value determinations. Retains NEOs through multi-year vesting of equity awards and three-year performance periods, as applicable. Provides opportunities for stock ownership, which attracts and motivates our NEOs and promotes retention.

Performance-Based Compensation for Fiscal Year 2024

A significant portion of our fiscal year 2024 NEO compensation program is variable and at-risk and ties compensation to preestablished performance conditions, as described below.

Variable over Fixed Pay

- For fiscal year 2024, 94% of the target total direct compensation of the annual compensation components for our Chief Executive Officer was variable and at-risk, and an average of 91% was variable and at-risk for our other NEOs.

- Each NEO's performance-based compensation includes an annual cash incentive award and long-term performance shares. For the annual cash incentive, the target award value is established at the beginning of the fiscal year and the actual award amount is determined based on performance measured against pre-established goals at fiscal year-end. Performance shares provide the opportunity for shares to be earned after a three-year performance period based on the achievement of pre-established financial goals. The payouts for the annual cash incentive and performance shares are capped at 200% of target.

Focus on Pre-Established Performance Metrics

- For fiscal year 2024, the annual incentive plan included financial performance goals related to Net Revenue Growth, Net Income Growth, and EPS Growth, as described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2024*. In this proxy statement, we refer to these metrics as Net Revenue Growth – VIP adjusted, Net Income Growth – VIP adjusted, and EPS Growth – VIP adjusted. Actual performance for the financial metrics in the annual incentive plan met or exceeded the performance goals established for the fiscal year.

- Similar to our approach in prior years, the fiscal year 2024 annual incentive plan scorecard also included goals in the following three categories: Client; Foundational; and Operational Excellence, Talent, and Corporate Responsibility & Sustainability. These performance goals were designed to align with our strategic objectives, as described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2024*. After the end of the fiscal year, the Compensation Committee carefully considered the Company's performance against each of the pre-established goals and evaluated the degree to which each goal was exceeded, met, or not achieved, as described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Select Corporate Performance Goals and Results for Fiscal Year 2024*. Based on this analysis, as well as its review of each NEO's individual performance, the Compensation Committee determined that the payout for the annual incentive plan would be 110% of each NEO's target payout.

- The performance shares granted to our NEOs are earned based on our average EPS result over the three separate years applicable to the particular performance share award and our cumulative relative TSR for the three-year period. In this proxy statement, we refer to the EPS metric as EPS – PS adjusted. Our fiscal year 2024 EPS – PS adjusted was between the target and maximum established for fiscal year 2024, resulting in a performance factor of 129.3% for the relevant portion of each award.

- The performance shares previously awarded on November 19, 2021 completed their three-year performance period at the end of fiscal year 2024. Performance shares earned pursuant to these awards were based on EPS – PS adjusted for fiscal years 2022, 2023, and 2024 and our three-year relative TSR measured against the other companies in the S&P 500. As described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Long Term Incentive Compensation – Determination of Shares Earned for Performance Shares Previously Awarded on November 19, 2021*, performance against the two metrics resulted in the vesting of 184% of the target number of performance shares subject to these awards.

Highlights of our Executive Compensation Program

What We Do

✔ **Pay for Performance:** A significant portion of each NEO's target annual compensation is variable and at-risk based on achievement of pre-established performance goals.

✔ **Annual Say-on-Pay Vote:** We conduct an annual Say-on-Pay advisory vote.

✔ **Recoupment Policies:** In addition to the mandatory provisions applicable to incentive compensation pursuant to the Dodd-Frank Act, our Clawback Policy also authorizes the Board to recover additional types of compensation, including time-based restricted stock units and stock options, paid to all current and former Executive Committee members and Section 16 officers in the event of a material restatement of the Company's financial results due to fraud, intentional misconduct, or gross negligence of the individual. Our equity award agreements also provide for the forfeiture of equity-based awards in the event of specified detrimental activity in the absence of a restatement, where permitted by applicable law.

✔ **Short-Term and Long-Term Incentives/Measures:** Our annual and long-term plans provide a balance of incentives and include complementary measures of performance.

✔ **Capped Incentive Award:** Payouts under our annual incentive plan and long-term performance shares are capped at 200% of target.

✔ **Independent Compensation Consultant:** The Compensation Committee engages an independent compensation consultant, who provides no other services to the Company.

✔ **Stock Ownership Guidelines:** To further align the interests of management with our stakeholders, we have robust stock ownership guidelines that require our executive officers to hold a significant multiple of their annual base salary in equity.

✔ **Engagement with Shareholders:** Our Board and management team greatly value the opinions and feedback of our shareholders, which is why we have proactive, ongoing engagement with our shareholders throughout the year focused on executive compensation.

What We Don't Do

✖ **Tax Gross-ups:** We do not provide tax gross-ups for executive officers. Similarly, our Executive Severance Plan does not contain a gross-up for excise taxes that may be imposed as a result of severance or other payments deemed to be made in connection with a change of control.

✖ **Repricing of Stock Options:** Our equity incentive plan prohibits the repricing of stock options and stock appreciation rights without prior shareholder approval.

✖ **Fixed-Term Employment Agreements:** Employment of our executive officers is "at will" and may be terminated by either the Company or the employee at any time.

✖ **Single-Trigger Severance Arrangements:** Our Executive Severance Plan and equity award agreements require a qualifying termination of employment in addition to a change of control before any change of control payments or benefits are triggered.

✖ **Hedging and Pledging:** Our insider trading policy prohibits all employees and directors from hedging their economic interest in the Visa shares they hold or pledging Visa shares as collateral for a loan.

Say-on-Pay

At the 2024 Annual Meeting of Shareholders, approximately 90% of the votes cast on the Company's annual Say-on-Pay proposal supported our fiscal year 2023 NEO compensation program. In general, we believe these results represent investor support of our overall compensation philosophy and decisions. Accordingly, the Compensation Committee did not make any changes to the underlying structure of our executive compensation program for fiscal year 2024 directly as a result of the Say-on-Pay vote. Nevertheless, the Compensation Committee regularly reviews the compensation program so that it remains competitive and aligned with our stakeholders' interests and the principles of the program. As discussed under *Corporate Governance – Shareholder Engagement and Board Communications*, we have proactive, ongoing engagement with our shareholders throughout the year related to a number of topics, including executive compensation. In calendar year 2024 we reached out to our top 75 shareholders, representing approximately 67% of our outstanding Class A common stock. Common questions we received about our executive compensation program related to our annual incentive design, including the scorecard approach and incorporation of corporate responsibility and sustainability principles, as well as our approach to goal setting for long-term incentive awards. Our annual incentive design is described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Annual Incentive Plan*.

Compensation Philosophy and Objectives

The compensation program for our NEOs helps us attract and retain key talent and promote performance that enhances shareholder value and drives long-term strategic outcomes, including the Company's broader corporate responsibility and sustainability efforts.

There are three primary principles that guide our compensation program design and administration: (1) pay for performance; (2) promote alignment with stakeholders' interests; and (3) attract, motivate, and retain key talent.

We tie a substantial portion of our NEOs' target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategy, with a mix that incorporates short- and long-term performance goals. Further, our annual incentive plan incorporates corporate responsibility and sustainability metrics that are tied to the Company's strategic objectives. Our long-term equity awards link a substantial portion of compensation to the achievement of EPS results that drive TSR.

For fiscal year 2024, 94% of the target total direct compensation of the annual compensation components for our Chief Executive Officer was variable and at-risk, and an average of 91% was variable and at-risk for our other NEOs.

Setting Executive Compensation

Compensation Committee and Management

Our Compensation Committee, which consists solely of independent directors, is responsible for establishing and reviewing the overall compensation philosophy and program for our NEOs.

As discussed in detail under *Corporate Governance – Board Oversight Role - Board Oversight of Compensation Programs*, when establishing the annual compensation program for our NEOs, the Compensation Committee considers the potential risks associated with the program and structures it to provide appropriate incentives without encouraging excessive risk taking.

Setting Performance Goals and Making Compensation Determinations



Before End of Fiscal Year

- Compensation Committee begins with a review of our compensation program, including its design and components, and assesses our compensation levels and their competitiveness against our peer companies to determine if any changes should be made to the program for the next fiscal year.

Beginning of Fiscal Year

- Compensation Committee determines the principal components of compensation for the NEOs and the individual performance goals of the Chief Executive Officer and sets the performance goals for each performance-based compensation component.

- Chief Executive Officer sets individual performance goals for each of the other NEOs, which are reviewed by the Compensation Committee. The individual performance goals are designed to further drive our corporate goals and strategic objectives while holding the NEOs accountable for their performance.

During Fiscal Year

- Compensation Committee meets regularly throughout the year, with management and in executive session, and reviews the Company's performance to date against the corporate performance goals.

- The Compensation Committee also reviews the executive compensation program so that it remains competitive and aligned with our stakeholders' interests and the other principles of the program. The Compensation Committee's independent consultant generally attends all committee meetings.

After End of Fiscal Year

- Compensation Committee conducts a multi-part review of each NEO's and the Company's performance for the preceding fiscal year measured against the pre-established performance goals and makes annual compensation determinations. The Compensation Committee's objective is to approve a level of compensation that is consistent with the level of performance delivered.

- Our Chief Executive Officer reviews the performance of each NEO (other than his own performance, which is reviewed by the Compensation Committee and the other independent directors) and presents his compensation recommendations to the Compensation Committee.

- Compensation Committee reviews the compensation recommendations and approves all compensation decisions for our NEOs based on its assessment of each NEO's performance.

- For his own performance review, the Chief Executive Officer prepares a self-assessment, which is reviewed by each independent director and discussed by the Compensation Committee and the other independent directors of the Board. When making compensation decisions for our Chief Executive Officer and other NEOs, the Compensation Committee considers the views of the other independent directors.

Role of Independent Consultant

Our Compensation Committee has the sole authority to retain and replace compensation consultants to provide it with independent advice. The Compensation Committee has engaged Meridian Compensation Partners, LLC (Meridian) as its independent consultant to advise it on executive and non-employee director compensation matters. This selection was made without the influence of management. Under the terms of its agreement with the Compensation Committee, Meridian does not provide any other services to the Company, unless directed to do so by the Compensation Committee and within the scope of the Compensation Committee's charter. During fiscal year 2024, Meridian provided no services to the Company other than to advise the Compensation Committee on executive and non-employee director compensation matters. In addition, at the start of fiscal year 2024, the Compensation Committee conducted a formal evaluation of the independence of Meridian, and based on this review, did not identify any actual or potential conflict of interest raised by the work performed by Meridian. When conducting this evaluation, the Compensation Committee took into consideration the factors set forth in the Securities Exchange Act of 1934 (Exchange Act) Rule 10C-1 and the NYSE's listing standards.

Compensation Peer Group

As part of its annual compensation review process, the Compensation Committee discussed with its independent consultant an analysis of our fiscal year 2024 executive compensation program, including total compensation and the elements used to compensate our NEOs. It then compared their compensation to that of similarly situated NEOs of other companies in our compensation peer group. The review was based on public compensation data for our compensation peer group and data from third-party compensation surveys.

To best inform their pay decisions based on where the Company competes for talent, the Compensation Committee has established two categories for identifying peer companies:

- Direct business competitors.

- S&P 500 companies (a) classified as financial services, technology excluding hardware and manufacturing, and interactive media/entertainment; (b) with a 12-month average market capitalization value between approximately one-fourth and four times Visa's average market capitalization; and (c) with annual revenues of less than $155 billion. Certain peer companies may fall outside of these guidelines if they are determined to be a relevant market competitor for NEO talent.

Using the categories described above as a guideline, the Compensation Committee identified the following 21 companies as peers for fiscal year 2024.

	Related Industry Peers	
Direct Peers	**Financial Services**	**Technology & Interactive Media/Entertainment**
• American Express Company	• Bank of America Corporation	• Accenture plc
• Discover Financial Services	• BlackRock, Inc.	• Adobe Inc.
• Mastercard Incorporated	• Citigroup Inc.	• Alphabet Inc.
• PayPal Holdings, Inc.	• JPMorgan Chase & Co.	• Block, Inc.
	• Morgan Stanley	• IBM Corporation
	• The Goldman Sachs Group, Inc.	• Intuit Inc.
	• Wells Fargo & Company	• Meta Platforms, Inc.
		• Microsoft Corporation
		• Oracle Corporation
		• Salesforce, Inc.

In July 2024, using the same methodology described above except with a revenue cap of $170 billion, the Compensation Committee reviewed the peer companies and replaced Discover Financial Services with Capital One Financial Corporation for fiscal year 2025 and for compensation decisions at the end of fiscal year 2024, if and when Capital One's pending acquisition of Discover closes as anticipated.

Use of Market Data

To attract and retain key executives, we consider total direct compensation for our NEOs by reference to the range of compensation paid to similarly situated executives of our compensation peer group. This includes salary, annual incentive targets, and long-term incentive grant values. The actual level of our NEOs' total direct compensation is determined based on both individual and corporate performance and can vary based on such factors as expertise, performance, or advancement potential.

Internal Equity and Tally Sheets

As part of its annual compensation review, the Compensation Committee compares our NEOs' target annual compensation levels to promote internal equitability. The Compensation Committee also regularly reviews tally sheets for each NEO in order to consider a complete assessment of all compensation and benefits. The tally sheets include the aggregate amount of equity awards and other compensation values accumulated by each NEO and potential payments upon termination of employment both related and unrelated to a change of control.

Fiscal Year 2024 Compensation

Base Salary

When setting our NEOs' base salaries, the Compensation Committee generally considers the range of compensation paid to similarly situated executive officers of our compensation peer group. The Compensation Committee may set salaries relative to this range based on considerations including the expertise, performance, or advancement potential of each NEO, including relative to other NEOs. The base salary levels of our NEOs typically are considered annually as part of our performance review process, and upon an NEO's promotion or other change in job responsibilities.

During its annual review of the base salaries of our NEOs for fiscal year 2024, the Compensation Committee considered market data for our compensation peer group; an internal review of each NEO's compensation, both individually and relative to other NEOs; and the individual performance of each NEO.

Based on this review, and in consultation with its independent consultant, the Compensation Committee increased Mr. McInerney's base salary from $1,400,000 to $1,450,000. Other NEOs' base salaries remained the same, as they continued to be well-aligned with peers and reflective of individual performance and responsibilities.

Annual Incentive Plan

Annual Base Salary ✖ **Annual Incentive Target (% of Salary)** ✖ **Payout Percentage (up to 200%)** = **Annual Incentive Award**

Incentive Plan Target Award Percentage

During fiscal year 2024, each of our NEOs was eligible to earn an annual cash incentive award under the Visa Inc. Incentive Plan (VIP). Each NEO's target award was expressed as a percentage of his or her base salary, reflecting market practice, internal equity among executive officers, and the intended value and mix of target total direct compensation. After the end of the fiscal year, the Compensation Committee determined the amount of each NEO's actual annual incentive award based upon its evaluation of achievement against pre-determined goals, with a maximum opportunity of 200% of the target percentage attributable to each NEO. Mr. Kelly's departure from the Company on February 15, 2024, qualified as a retirement within the meaning of the annual incentive plan; accordingly, he received a pro-rated annual incentive for fiscal year 2024 paid at target, pursuant to the plan terms.

Select Corporate Performance Goals and Results for Fiscal Year 2024

The Compensation Committee approved an annual incentive scorecard for fiscal year 2024, consistent with the approach it has used since fiscal year 2021. The scorecard balances annual incentive determinations across financial and non-financial strategic priorities, with rigorous, pre-established quantitative and qualitative corporate performance goals in four categories: Financial; Client; Foundational; and Operational Excellence, Talent, and Corporate Responsibility & Sustainability.

The Compensation Committee's Process

1	**2**	**3**	**4**
Establish Scorecard Goals Aligned with Corporate Strategy	**Evaluate Achievement of Scorecard Goals**	**Review Individual Performance**	**Determine Payout Percentage and Payment of Awards**
Established the goals early in the fiscal year	Reviewed progress against each goal quarterly and evaluated achievement at year-end	Reviewed each NEO's individual performance against his or her annual goals	Determined a payout percentage based on evaluation of results against the scorecard and individual performance

1 Establish Scorecard Goals Aligned with Corporate Strategy

The scorecard performance goals were established by reference to our corporate strategy, were intended to position the Company competitively and deliver superior performance, and were designed to create value for our shareholders while benefiting our employees, clients, and the communities in which we operate. The Compensation Committee expects our NEOs to focus on various performance goals, including financial goals and other priorities such as corporate responsibility and sustainability initiatives that are vital to the Company's long-term success. This approach is aligned with our corporate strategy and is intended to enhance shareholder value and reduce the likelihood of excessive risk taking with respect to a particular financial performance goal. Accordingly, the scorecard design takes a holistic approach to the goal-setting process and does not apply specific weighting to the corporate performance goals described below. The Compensation Committee carefully considered each goal and applicable results in its overall evaluation of corporate performance. The same scorecard is used for determining the annual bonus funding for our broad-based employee bonus plan.

Each of the performance goals for the annual incentive plan scorecard was established on November 2, 2023, except that certain preliminary goals were finalized on January 22, 2024. The performance goals were established based on the best available information at the time, designed to be challenging, and expected to incentivize the NEOs to advance Visa's strategic and operational priorities during the fiscal year.

2 Evaluate Achievement of Scorecard Goals

Following the end of fiscal year 2024, the Compensation Committee evaluated the Company's performance relative to each goal in the annual incentive scorecard. The following tables provide detail on many of the goals and achievements that the Compensation Committee considered to be important drivers of the Company's success when making its annual incentive determinations for the NEOs. These goals and results represent a range of factors that demonstrate the value delivered by our NEOs to our shareholders, employees, clients, and the communities in which we operate. To maximize transparency into the goal-setting process while balancing concerns that disclosure of some operational goals would provide our competitors with insight into specific business priorities and initiatives, not all metrics, goals, and results are described in detail.

 **Financial, Client, and Foundational Goals**

Designed to promote strong financial results and align our NEOs' interests with the interests of shareholders; develop and enhance Visa's relationships with clients; and support key business priorities.

Selected Metrics	Achievement
Net Revenue Growth	Net Revenue Growth – VIP adjusted of 10.0%, **meeting** the annual goal of 9.6%
Net Income Growth	Net Income Growth – VIP adjusted of 11.1%, **exceeding** the annual goal of 8.6%
EPS Growth	EPS Growth – VIP adjusted of 14.1%, **exceeding** the annual goal of 11.5%
Net Promoter Score	Net Promoter Score of 76, **exceeding** the annual goal of maintaining or improving year over year
Payments Transactions Growth	Payments Transactions Growth of 10%, **falling below** the annual goal of 12%
Payments Volume Growth	Payments Volume Growth constant dollar VIP adjusted of 9%, **falling below** the annual goal of 11%
Cross-Border Volume Growth	Cross-border Volume Growth excluding Intra-Europe constant dollar VIP adjusted of 15%, **falling below** the annual goal of 17%
Net New Acceptance Locations	Net New Acceptance Locations excluding China of 12.5 million, **meeting** the annual goal
Token Transaction Penetration	Token Transaction Penetration of 44.4%, **exceeding** the annual goal of 41.2%
Brand Health	Brand Health **exceeded** the annual goal of a majority of key markets at target

For purposes of the annual incentive plan, our Net Revenue Growth – VIP adjusted for fiscal year 2024 was determined as year-over-year growth in net revenue, adjusted to exclude pre-established adjustments made in accordance with the terms of the annual incentive plan determined at the beginning of fiscal year 2024. Our Net Income Growth – VIP adjusted was determined by adjusting our GAAP Net Income to exclude certain items that we believe were not representative of our continuing performance, as they were non-recurring or had no cash impact, and could distort our longer-term operating trends, as well as other pre-established adjustments made in accordance with the terms of the annual incentive plan determined at the beginning of fiscal year 2024. Further, for purposes of the annual incentive plan, Payments Volume Growth constant dollar VIP adjusted and Cross-Border Volume Growth excluding Intra-Europe constant dollar VIP adjusted for fiscal year 2024 were determined by using a fixed current year U.S. dollar/foreign currency exchange rate for each local currency with spot rates as of September 30, 2023.

 ## Operational Excellence, Talent, and Corporate Responsibility & Sustainability Goals

Designed to ensure that our NEOs enhance the wellbeing of our employees, clients, and the communities in which we operate, advance our corporate responsibility and sustainability strategy, and promote other business priorities such as risk management and brand health.

Selected Metrics	Achievement
Growth Strategy	**Met** our goals related to developing and driving our multi-year growth strategy to deliver payments leadership and position Visa to be the best way to pay and be paid. This includes promoting a global initiative to manage key risks, executing strategies in priority markets around the globe, and successfully delivering on M&A transactions and integration.
Product Development	**Exceeded** our goals related to transforming how we design, build, ship, and deploy our products to be bolder and faster in delivering innovation for our clients and the payments ecosystem and accelerating revenue growth. This includes successful implementation of fully aligned product and technology functions with clear and transparent product roadmaps.
Brand & Marketing	**Met** our goals related to positioning Visa's brand for continued relevance and primacy in digital payments today and in the future, including launched campaigns, increased overall brand health in key markets, strengthened social media capabilities, and enhanced our marketing measurement framework.
Sales	**Exceeded** our goals to build a stronger go-to-market sales approach to transform Visa into a world class B2B sales organization by launching an enterprise-wide effort to build greater sales effectiveness capabilities and delivering meaningful sales transformation initiatives across the Company.
Talent	**Exceeded** our goals to evolve our culture and ways of working to drive higher performance and employee engagement, including launching new Leadership Principles and promoting widespread understanding and adoption; improving development of employees and retention of top talent through growth opportunities; improving employee engagement survey scores; continuing to make progress on our inclusion and diversity goals; and meeting employee recruitment and retention goals.
Operational Resilience & Control Environment	**Met** goals related to operational infrastructure availability and reliability for Authorization, Clearing, Settlement, Visa Direct, B2BConnect, and Visa Secure; cybersecurity, including protecting Visa's code, infrastructure, and data from cyber breach; risk management, including continuing to protect Visa and the payments ecosystem with limited credit settlement losses, reducing fraud in the ecosystem, enabling an effective control environment, and driving strong engagement with regulators; driving a strong ethical culture with 100% completion of compliance training by employees; and increasing productivity through the use of generative AI.
Corporate Responsibility & Sustainability	**Exceeded** our goals to deliver positive corporate responsibility and sustainability outcomes, including goals related to rankings in industry ratings, maintaining 100% renewable electricity, achieving green office certification for 80% of global office space, and delivering on a roadmap for compliance with emerging disclosure requirements.

3 Individual Performance for Fiscal Year 2024

In addition to its review of the Company's overall results relative to each goal in the annual incentive scorecard and its determination of the appropriate payout percentage to reflect these results, the Compensation Committee also evaluated each NEO's individual performance, based on each NEO's self-assessment, Mr. McInerney's input, and input from the other non-employee directors with respect to Mr. McInerney. Individual performance goals for the Chief Executive Officer were established with the oversight of the Compensation Committee, and the Compensation Committee reviewed individual performance goals for the other NEOs.

The following is a summary description of each NEO's individual performance achievements for fiscal year 2024. Mr. Kelly is not listed because he received a pro-rated annual incentive for fiscal year 2024 paid at target in connection with his retirement, in accordance with the annual incentive plan terms.

Mr. McInerney
Chief Executive Officer

- Delivered strong overall scorecard results
- Successfully built new partnerships with clients around the globe and deepened relationships with existing clients
- Significantly advanced enterprise-wide transformational initiatives, including the evolution of Visa's sales operating model, closer alignment of Visa's product and technology efforts, and the adoption of generative AI tools to enhance internal productivity
- Continued to drive strong employee engagement

Mr. Suh
Chief Financial Officer

- Met or exceeded annual scorecard goals against financial metrics
- Delivered effective shareholder engagement, including throughout our exchange offer program
- Successfully balanced investment in long-term, strategic priorities with thoughtful expense management
- Drove modernization of finance processes and systems to improve analytical capabilities, enhance management decision making, and reduce inefficiencies

Mr. Fabara
Chief Risk and Client Services Officer

- Accelerated risk management capabilities and maintained Visa's record with regulators
- Delivered strong risk, control, and compliance environments and maintained effective engagement with regulators around the world
- Successfully supported and managed risk for clients and the broader payments ecosystem
- Continued to position Client Services as a best-in-class services organization

Mr. Taneja
President, Technology

- Successfully maintained Visa's effective and robust security posture and operational resilience
- Demonstrated operational excellence through availability, reliability, and resilience of core systems
- Drove close alignment with business strategy by delivering product development efforts across Consumer Payments, New Flows, and Value-Added Services
- Led efforts to utilize generative AI and other technologies to enhance internal productivity and unlock better experiences for clients and partners

Ms. Mahon Tullier
Vice Chair, Chief People and Corporate Affairs Officer

- Delivered strong management of the Corporate Secretary function and engagement with the Board
- Successfully met talent goals and enhanced Visa's talent strategy to continue to position Visa as an attractive employer for top talent and a leading place to work
- Continued to build Visa's internal culture and ways of working to drive performance and employee engagement
- Effectively led engagement with governments and regulators around the world, as well as Visa's communications, inclusive impact, and sustainability efforts

4 Determine Payout Percentage and Payment of Awards

Based on its analysis of Visa's performance relative to each annual incentive scorecard goal and its evaluation of the individual achievements described above, the Compensation Committee determined that the payout percentage for the 2024 annual incentive plan would be 110% of target for each NEO. The Compensation Committee determined that this payout percentage appropriately reflected, in the aggregate, the Company's and each NEO's performance relative to the pre-established goals.

The fiscal year 2024 annual cash incentive award payments are included in the "Non-Equity Incentive Plan Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024* and are set forth in the following table. Mr. Kelly is not listed in the table below because he received a pro-rated annual incentive for fiscal year 2024 paid at target in connection with his retirement, in accordance with the incentive plan terms.

	Salary for FY24 Payout Determination	x	Target Annual Incentive%[1]	x	Target Annual Incentive$[1]	x	Payout Percentage	=	Final Award
Ryan McInerney	$1,450,000		250%		$3,625,000		110%		$3,987,500
Chris Suh	$ 900,000		175%		$1,575,000		110%		$1,732,500
Paul Fabara	$ 800,000		160%		$1,280,000		110%		$1,408,000
Rajat Taneja	$1,200,000		200%		$2,400,000		110%		$2,640,000
Kelly Mahon Tullier	$ 900,000		175%		$1,575,000		110%		$1,732,500

[1] The "maximum" amounts are provided under the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2024 Table*.

Long-Term Incentive Compensation

The shareholder-approved 2007 Equity Incentive Compensation Plan is intended to promote our long-term success by attracting, motivating, and retaining our non-employee directors, officers, and employees.

The Compensation Committee administers the equity incentive plan with respect to our NEOs and determines, in its informed judgment and in accordance with the terms of the equity incentive plan, the recipients who may be granted awards, the form and amount of awards, the terms and conditions of awards (including vesting and forfeiture conditions), the timing of awards, and the form and content of award agreements.

Long-Term Incentive Awards Granted in Fiscal Year 2024

In determining the types and amounts of annual equity awards to be granted to our NEOs in fiscal year 2024, the Compensation Committee considered, in consultation with its independent consultant, factors including the practices of companies in our compensation peer group; the actual compensation levels of similarly situated executive officers of companies in our compensation peer group; company and individual performance; recommendations from the Chief Executive Officer for awards to the NEOs other than himself and Mr. Kelly; and each NEO's total compensation, including the value of outstanding awards held by each NEO. The Compensation Committee also considered the effectiveness of incentives provided by different award types, including increasing shareholder value, avoiding excessive risk taking, and encouraging employee retention.

In connection with its annual review of Mr. Kelly's compensation, and in addition to relevant considerations described above, in consultation with its independent consultant, the Compensation Committee reviewed the pay practices of peer companies and other S&P 100 companies with chief executive officers who had transitioned into executive chair roles. Based on this information, and considering the importance of Mr. Kelly's continued contributions to the Company, the Compensation Committee determined the appropriate total annual compensation for the Executive Chairman role, including the mix of cash and equity values, consistent with the compensation program for our other executives. Mr. Kelly's annual equity award for service in fiscal year 2024 was then proportionately adjusted to reflect the period of time he was expected to remain employed with the Company. As a result, the Compensation Committee approved an award consisting of restricted stock units with a grant date value of $5,000,000, vesting in three equal installments for his continued service to the Company through each date on December 1, 2023; January 1, 2024; and February 1, 2024. Through this time, Mr. Kelly continued to provide leadership, working closely with Mr. McInerney on transition matters, with other members of the leadership team on strategic initiatives, and with the Board. He continued to meet with clients and engage with government officials, and his deep industry expertise and experience made him an invaluable resource to the Board as it planned for the future and navigated new opportunities in an increasingly complex business landscape.

The target value of annual equity awards granted to each NEO other than Mr. Kelly in fiscal year 2024 consisted of 25% stock options, 25% restricted stock units, and 50% performance shares. Each award type is used to retain and incentivize key executive officers. Stock options generate value only if Visa's stock price appreciates after the grant date, and performance shares are designed so that the number of shares that are earned varies based on corporate performance results.

The following table displays the total combined target value of annual equity awards approved by the Compensation Committee for our NEOs other than Mr. Kelly in November 2023, and the award value broken down by component. The values in the table below differ from the values included for such awards in the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024 and the Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2024 Table* because the aggregate grant date fair values of the performance shares displayed in those tables are computed in accordance with stock-based accounting rules and will be displayed in tranches over multiple years.

	Components of annual equity awards granted on November 19, 2023			
	Grant Date Value of Stock Options ($)	Grant Date Value of Restricted Stock Units ($)	Grant Date Value of Performance Shares at Target ($)	Total Combined Grant Date Value of Annual Equity Awards ($)
Ryan McInerney	4,937,500	4,937,500	9,875,000	19,750,000
Chris Suh	2,250,000	2,250,000	4,500,000	9,000,000
Paul Fabara	1,125,000	1,125,000	2,250,000	4,500,000
Rajat Taneja	3,125,000	3,125,000	6,250,000	12,500,000
Kelly Mahon Tullier	1,875,000	1,875,000	3,750,000	7,500,000

Stock Options and Restricted Stock Units

The dollar value of the annual equity awards in the table above were converted to a specific number of stock options or restricted stock units on the November 19, 2023 grant date, based on the fair market value of our Class A common stock on that date and the Black-Scholes value of stock options. The stock options and restricted stock units vest in three substantially equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment through each such vesting date. Dividend equivalents on restricted stock units are paid in cash in an amount equal to dividends paid to holders of our Class A common stock.

Performance Shares

The value displayed for performance shares in the table above reflects the target value of the annual award. The target number of performance shares is determined at the beginning of a three-year performance period and the number of shares earned after the three-year period will range from zero to 200% of target depending on our corporate performance, as measured by:

- the annual EPS goal established for each fiscal year; and
- an overall modifier based on Visa's TSR ranked relative to S&P 500 companies, or relative TSR Rank, over the three-year performance period.

Vesting of the performance shares is generally subject to each NEO's continued employment through the entire three-year performance period, except upon death, disability, retirement, involuntary terminations without cause, and certain qualifying (double-trigger) terminations in connection with a change in control, as described in the section titled *Executive Compensation – Potential Payments upon Termination or Change of Control*.

EPS is an appropriate long-term metric to measure year-over-year profitability, efficiency, and compensation risk management, driving shareholder value creation over time. We set EPS goals annually and average the results over three fiscal years to enable us to establish goals that are meaningful and so that the EPS results relative to the goals are not disproportionately impacted by unforeseeable market factors outside the NEOs' control over a multi-year period. This approach provides a performance and retention incentive over the long term with full vesting at the end of three years, while also including a modifier based on three-year relative TSR performance.

FY2024-FY2026 Performance Share Design


FY2024
FY2025
FY2026
2024 EPS
2025 EPS
2026 EPS
TSR Result (3 year period)
Three years of EPS payout % averaged and number of shares modified based on relative 3-yr TSR performance; vests Nov. 30, 2026.

Impact of Stock Repurchases on EPS

The amount of stock repurchases is budgeted at the beginning of the year. If Visa repurchased stock significantly above or below this level, the EPS result would be adjusted accordingly.

Relative TSR Modifier

The relative TSR modifier will reduce by up to 25% the number of shares that are earned for periods when our TSR performance is below the median of the companies comprising the S&P 500 and will increase by up to 25% the number of shares that are earned for periods when our TSR performance exceeds the median of the companies comprising the S&P 500. The total number of shares that may be earned at the end of the three-year period is capped at 200% of the target number of shares.

EPS Goals

One-third of the target performance shares awarded on November 19, 2023, was tied to the fiscal year 2024 EPS goal that the Compensation Committee established within the first 90 days of fiscal year 2024. The remaining two-thirds of the target shares awarded is tied to the EPS goals for each of fiscal years 2025 and 2026, which will be set by the Compensation Committee within the first 90 days of the respective fiscal year. The actual EPS result will be used to determine the percentage of target shares credited from each of the three award tranches. If the minimum EPS goal is reached in a particular year, 50% of the target shares will be credited for that segment; if the target EPS goal is reached, 100% of the target shares will be credited; and if the maximum EPS goal is reached, 200% of the target shares will be credited. Results are interpolated for EPS performance between threshold and target, and between target and maximum.

At the end of fiscal year 2024, the Compensation Committee reviewed our EPS – PS adjusted of $9.98, which was determined by making certain adjustments from GAAP Net Income to exclude certain items that we believe were not representative of our continuing performance, as they were non-recurring or had no cash impact, and could distort our longer-term operating trends, as well as other pre-established adjustments made in accordance with the terms of the awards determined at the beginning of fiscal year 2024. The Compensation Committee determined that the final EPS – PS adjusted result of $9.98 was between the target and maximum goals for fiscal year 2024.

At the completion of the entire three-year performance period in November 2026, the sum of the shares credited from the above EPS calculations for the three fiscal years will be modified based on Visa's TSR Rank for the full three-year performance period. This TSR Rank modification may increase or decrease the final number of shares earned by a maximum of 25%, as illustrated in the chart below; however, the final number of shares earned at the end of the three-year period, after the modification is applied, is capped at 200% of the target award.

	Threshold Performance	Target Performance	Maximum Performance
Modifying Metric	75%	100%	125%
Three-Year Visa TSR Rank vs. S&P 500[1]	25th Percentile or Below	50th Percentile	75th Percentile or Above

[1] Results between the 25th percentile and the 50th percentile and between the 50th percentile and the 75th percentile are interpolated between 75% and 100% or 100% and 125%, respectively.

The EPS goal for fiscal year 2024 and actual EPS results discussed above also apply to the third tranche of the performance share award previously granted to our NEOs on November 19, 2021, the second tranche of the performance share award previously granted to our NEOs on November 19, 2022, and the second tranche of the performance share award previously granted to certain NEOs on February 15, 2023, as illustrated below.

	FY22			FY23			FY24			FY25			FY26		
Performance Shares Granted 11/19/21	Min	Target	Max	Min	Target	Max	Min	Target	Max							
EPS: Goals by Year	$6.07	$6.82	$7.30	$7.42	$8.34	$8.92	$8.70	$9.78	$10.46							
EPS-PS Adjusted		$7.48			$8.66			$9.98								
Result as a % of Target		200.0%			154.8%			129.3%								
TSR Result																
Performance Shares Granted 11/19/22 and 2/15/23				Min	Target	Max	Min	Target	Max	Min	Target	Max				
EPS: Goals by Year				$7.42	$8.34	$8.92	$8.70	$9.78	$10.46	--	--	--				
EPS-PS Adjusted					$8.66			$9.98								
Result as a % of Target					154.8%			129.3%								
TSR Result																
Performance Shares Granted 11/19/23							Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year							$8.70	$9.78	$10.46	--	--	--	--	--	--
EPS-PS Adjusted Result								$9.98							
Result as a % of Target								129.3%							
TSR Result															

Consistent with FASB ASC Topic 718, the value of the performance share awards for fiscal year 2024 included in the "Stock Awards" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024* later in this proxy statement represents the third tranche of the award made on November 19, 2021, the second tranche of the awards made on November 19, 2022 and February 15, 2023, and the first tranche of the award made on November 19, 2023.

Determination of Shares Earned for Performance Shares Previously Awarded on November 19, 2021

The performance shares previously awarded to NEOs on November 19, 2021 (fiscal year 2022 performance shares) completed their three-year performance period at the end of fiscal year 2024. As a result, the Compensation Committee determined and certified the Company's actual results over the three-year period in November 2024, which determined the final number of shares earned pursuant to those awards. As illustrated below, based on the annual EPS results for fiscal years 2022, 2023, and 2024, and our TSR Rank over the three-year period, the performance shares earned equated to 184% of the target award established on November 19, 2021.

Primary Metric	Threshold ($)	Target ($)	Maximum ($)	Result ($)	EPS Result as % of Target[1]
Fiscal Year 2022 EPS-PS adjusted	6.07	6.82	7.30	7.48	200.0% of Target
Fiscal Year 2023 EPS-PS adjusted	7.42	8.34	8.92	8.66	154.8% of Target
Fiscal Year 2024 EPS-PS adjusted	8.70	9.78	10.46	9.98	129.3% of Target
Average Result					161.4% of Target

[1] Percentage is based on unrounded values.

Modifying Metric	Threshold (75% modifier)	Target (100% modifier)	Maximum (125% modifier)	Result	Modifier%
Three-Year TSR Rank v. S&P 500	25th percentile	50th percentile	75th percentile	64th percentile	114%

Primary Metric Result	Times	Modifying Metric	Equals	Final Payout Result as a % of Target (capped at 200%)
161.4%	x	114%	=	184%

Based on this Final Payout Result of 184%, on November 30, 2024, the NEOs who had been granted fiscal year 2022 performance shares earned shares equal to 184% of the target number of shares granted to each of them on November 19, 2021. As a result, Mr. McInerney earned 61,147 shares versus his target of 33,232 shares, Mr. Kelly earned 97,560 shares versus his target of 53,022 shares, Mr. Fabara earned 17,405 shares versus his target of 9,459 shares, Mr. Taneja earned 57,253 shares versus his target of 31,116 shares, and Ms. Mahon Tullier earned 32,292 shares versus her target of 17,550 shares. The vesting of shares subject to Mr. Kelly's award was due to the retirement vesting provisions of his outstanding award agreement, which provided for vesting of the performance shares at actual performance levels for the full performance period.

Transition Benefits for Mr. Kelly

In connection with Mr. Kelly's retirement, the Compensation Committee approved a one-time, lump-sum cash payment of $54,072 to cover two years of continued health coverage under COBRA for Mr. Kelly and his family. In order to ease his transition into retirement, the Compensation Committee also approved occasional use of administrative support for a period of five years following his retirement date on February 15, 2024. The lump-sum cash payment for continued health coverage and the incremental cost to the Company of administrative support Mr. Kelly received in fiscal year 2024 are disclosed in the "All Other Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024.* Mr. Kelly did not receive any cash severance payments in connection with his retirement.

Additional Benefits

Retirement and Other Benefits

We structure our total rewards and benefits package to attract and retain a talented and engaged workforce. We strive to provide core benefits, including medical, retirement, life insurance, paid time off, and leaves of absence, to all employees and to provide supplemental benefits to accommodate regulatory, cultural, and practical differences in the various geographies in which we have operations.

We sponsor a frozen tax-qualified defined benefit pension plan, which we refer to as the retirement plan. We also sponsor a tax-qualified defined contribution 401(k) plan, which we refer to as the 401k plan, to provide market-driven retirement benefits to all eligible employees in the United States.

We maintained a non-qualified excess retirement benefit plan and a non-qualified excess 401k plan to make up for the limitations imposed on our tax-qualified plans by the Internal Revenue Code. New contributions to these non-qualified plans ceased to be effective February 1, 2014. We also sponsor an unfunded, non-qualified deferred compensation plan, which we refer to as the deferred compensation plan, which allows executive officers and certain other highly compensated employees to defer a portion of their cash incentive awards to help them with tax planning and to provide competitive benefits. For additional information on these plans, see the sections entitled *Executive Compensation – Pension Benefits Table for Fiscal Year 2024 and Executive Compensation – Non-qualified Deferred Compensation for Fiscal Year 2024.*

Perquisites and Other Personal Benefits

We maintain company cars and drivers that allow for additional security, which are used by Mr. McInerney and were used by Mr. Kelly for both business and personal use, as well as some business and limited personal use by other executive officers.

In addition, we have a policy that allows for companion travel on business-related flights on company-provided private aircraft (whether corporate aircraft owned by Visa or chartered aircraft provided by Visa) by the Chief Executive Officer, the Executive Chairman when Mr. Kelly was in the role, and other key employees, as approved by the Chief Executive Officer. Personal guests may occasionally accompany other NEOs on business-related travel on commercial aircraft, such as travel to Visa-sponsored events. It is our policy that NEOs are responsible for all income taxes related to their personal usage of the Company car or company-provided aircraft, as well as any travel by their companions. Additionally, no NEO may use company-provided aircraft for exclusive personal use (not related to business) except under the terms and conditions outlined in the Company's aircraft time-sharing agreements with the Chief Executive Officer and the Executive Chairman when Mr. Kelly was in the role, or under extraordinary circumstances with the advance approval of the Chief Executive Officer. The Compensation Committee requires that Mr. McInerney use company-provided aircraft for all business and personal travel, and required such use by Mr. Kelly when he was in the Executive Chairman role, based on an independent third-party finding of a bona fide security concern, which recommended that Mr. McInerney and Mr. Kelly use the aircraft for all travel. Related to this requirement, Mr. McInerney is required under the terms of his aircraft time-sharing agreement to reimburse Visa for personal use of company-provided aircraft for amounts in excess of $250,000 per fiscal year, and the same reimbursement requirement applied under Mr. Kelly's aircraft time-sharing agreement when he was in the Executive Chairman role. Any personal use of the company-provided aircraft in excess of this limit by Mr. McInerney or Mr. Kelly pursuant to the aircraft time-sharing agreements requires them to reimburse Visa an amount (as determined by the Company) equal to the lesser of: (i) the amount that would, absent reimbursement, be reportable with respect to the Executive Chairman or the Chief Executive Officer (as applicable) in the Summary Compensation Table (which we refer to as the SEC Cost), or (ii) the expenses of operating such flight that may be charged pursuant to Federal Aviation Regulation Section 91.501(d) as in effect from time to time (which we refer to as the FAR Expenses).

Severance

In order to attract and retain high-performing NEOs, we believe it is appropriate to provide severance to an executive officer in certain circumstances. Our severance arrangements are reasonable, responsible in value, tailored to the circumstances of the termination of employment, and in line with market practice. We do not gross up for excise taxes that may be imposed as a result of severance payments and, for payments payable upon or following a change of control, we require a qualifying termination of employment in addition to the change of control. We also maintain a policy that prohibits new severance arrangements with executive officers that provide cash severance benefits in excess of 2.99 times the sum of the executive officer's base salary plus target bonus without obtaining shareholder ratification. Please see the section entitled *Executive Compensation – Potential Payments upon Termination or Change of Control – Executive Severance Plan* for additional information.

Fiscal Year 2025 Compensation

On November 5, 2024, the Compensation Committee approved the annual equity awards for our NEOs to be granted on November 19, 2024. The equity awards to Mr. McInerney, Mr. Suh, Mr. Fabara, Mr. Taneja, and Ms. Mahon Tullier used a combination of 25% of the total value of equity awards in stock options, 25% in restricted stock units, and 50% in performance shares at the target value, reflecting the same mix as used in prior years. The actual number of performance shares earned will be based on the annual EPS goal established for each of the three fiscal years in the performance period and an overall modifier based on our TSR Rank over the three-year performance period. Mr. Kelly retired from the Company effective February 15, 2024, and did not receive a fiscal year 2025 equity award.

Vesting of the equity awards is generally subject to each NEO's continued employment through the entire period, except upon certain terminations of employment due to death, disability, retirement, and certain qualifying (double-trigger) terminations in connection with a change in control. A portion of the equity awards is subject to pro-rata payment in the event of a termination by Visa without cause.

Consistent with prior fiscal years, the total combined value of each equity award was approved by the Compensation Committee after considering, in consultation with its independent consultant, the practices of companies in our compensation peer group, the actual compensation levels of similarly situated executive officers of companies in our compensation peer group, corporate and individual performance during fiscal year 2024, recommendations from our Chief Executive Officer (for awards to the NEOs other than himself), and each NEO's total compensation, including the value of outstanding awards held by the NEOs. The values in the table below will differ from the values in the *Executive Compensation – Summary Compensation Table for Fiscal Year 2025 and the Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2025* Table because the aggregate grant date fair values of the performance shares that will be displayed in those tables will be computed in accordance with stock-based accounting rules and will be displayed in multiple years.

	Components of annual equity awards granted on November 19, 2024			Total Combined Grant Date Value of Equity Awards ($)
	Grant Date Value of Stock Options ($)	Grant Date Value of Restricted Stock Units ($)	Grant Date Value of Performance Shares at Target ($)	
Ryan McInerney	5,687,500	5,687,500	11,375,000	22,750,000
Chris Suh	2,250,000	2,250,000	4,500,000	9,000,000
Paul Fabara	1,250,000	1,250,000	2,500,000	5,000,000
Rajat Taneja	3,375,000	3,375,000	6,750,000	13,500,000
Kelly Mahon Tullier	1,875,000	1,875,000	3,750,000	7,500,000

Other Compensation Practices and Policies

Stock Grant Practices

The Compensation Committee maintains a Policy on Granting Equity Awards (Equity Grant Policy), which contains procedures to prevent stock option backdating and other grant timing issues. Under the Equity Grant Policy, the Compensation Committee approves annual grants to executive officers and other members of the Executive Committee at a meeting to occur during the quarter following each fiscal year end. The Board has delegated the authority to Mr. McInerney as the sole member of the Stock Committee to make annual awards to employees who are not members of the Executive Committee and who are not subject to Section 16(a) of the Exchange Act (Section 16 officers). The grant date for annual awards to all employees has been established as November 19 of each year.

In addition to the annual grants, stock awards may be granted at other times during the year to new hires, employees receiving promotions, and in other special circumstances. The Equity Grant Policy provides that only the Compensation Committee may make such "off-cycle" grants to NEOs, other members of Visa's Executive Committee, and Section 16 officers. The Compensation Committee has delegated the authority to the Stock Committee to make off-cycle grants to other employees, subject to guidelines established by the Compensation Committee. Any off-cycle awards approved by the Stock Committee or the Compensation Committee are granted on the 15th day of the calendar month or on such other date determined by the Stock Committee, Compensation Committee, or the Board.

We do not grant equity awards in anticipation of the release of material, nonpublic information or time the release of material, nonpublic information based on equity award grant dates, vesting events, or sale events. For all stock option awards, the exercise price is the closing price of our Class A common stock on the NYSE on the date of the grant. If the grant date falls on a non-trading day, the exercise price is the closing price of our Class A common stock on the NYSE on the last trading day preceding the date of grant.

No off-cycle stock option awards were granted to NEOs in fiscal year 2024. During fiscal year 2024, we did not grant equity awards to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation for NEO grants in fiscal year 2024.

Stock Ownership Guidelines

The Compensation Committee maintains stock ownership guidelines for our NEOs as follows:

Officer	Stock Ownership Guidelines
Ryan McInerney	6 x base salary
Chris Suh	4 x base salary
Paul Fabara	3 x base salary
Rajat Taneja	4 x base salary
Kelly Mahon Tullier	4 x base salary

Mr. Kelly had a stock ownership guideline of 6x, which applied until his departure from Visa on February 15, 2024. Equity interests that count toward the satisfaction of the ownership guidelines include shares owned outright by the individual, shares jointly owned, restricted stock, restricted stock units, and any deferred restricted stock units. Unexercised stock options and unearned performance shares do not count toward the guidelines. Newly hired or promoted executives have five years from the date of the commencement of their appointment to attain these ownership levels. Each NEO met or exceeded the applicable guideline set forth in the table above as of the last day of fiscal year 2024. If an executive officer does not meet the applicable guideline by the end of the five-year period, the executive officer is required to hold a minimum of 50% of the net shares resulting from any future vesting of restricted stock, restricted stock units, performance shares, or exercise of stock options until the guideline is met. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our stakeholders and encourage our executive officers to consider the long-term perspective when managing the Company.

Hedging and Pledging Prohibition

As part of our insider trading policy, all employees, including our NEOs, and non-employee directors are prohibited from engaging in short sales of our securities, establishing margin accounts related to our securities, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities, or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities.

Recoupment Policies

The Board adopted our Clawback Policy, as amended and restated November 1, 2023, to comply with the requirements of the Dodd-Frank Act and the related rules and regulations promulgated by the SEC and NYSE.

In addition to the terms required under the Dodd-Frank Act for mandatory recovery of certain incentive compensation paid to executive officers in the event of a material financial restatement, the Clawback Policy retains Board discretion to recover certain other compensation (including time-based restricted stock units and stock options) paid to current and former Executive Committee members (including non-executive officers) and Section 16 officers in the event of a material restatement of the Company's financial results due to fraud, intentional misconduct, or gross negligence (fault-based restatement). The Clawback Policy permits the Board to determine if it will seek to recover applicable compensation in the event of a fault-based restatement, taking into account a number of considerations as it deems appropriate.

We believe our Clawback Policy, which exceeds the requirements of the Dodd-Frank Act, further reduces the potential risk that an executive officer or Executive Committee member would intentionally misstate results to benefit under an incentive program. In addition, appropriate language regarding the policy has been included in applicable documents and award agreements, and our executive officers are required to acknowledge in writing that compensation we have awarded to them may be subject to reimbursement, clawback, or forfeiture pursuant to the terms of the policy and/or applicable law. Further, the equity forfeiture provisions in applicable award agreements would also apply, where permitted under applicable law, in the event of specified detrimental activity in the absence of a restatement.

Tax Implications – Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits our ability to deduct for tax purposes compensation in excess of $1 million paid to certain executive officers. We expect that compensation paid to our NEOs in excess of $1 million, including compensation paid to any executive who has been an NEO since 2017, generally will not be deductible. When designing our compensation structure, the Compensation Committee believes that it needs to consider all relevant factors that attract, retain, and reward executives responsible for our success.

For information regarding the Compensation Committee's review of compensation-related risk, please see the section entitled *Corporate Governance – Board Oversight Role - Board Oversight of Compensation Programs*.

Compensation Committee Report

The Compensation Committee has:

- reviewed and discussed the section entitled *Compensation Discussion and Analysis* with management; and
- based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this proxy statement.

COMPENSATION COMMITTEE

Denise M. Morrison (Chair)

John F. Lundgren

Francisco Javier Fernández-Carbajal

Maynard G. Webb, Jr.

Teri L. List

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2024

The following table and related footnotes describe the total compensation earned for services rendered during fiscal years 2024, 2023, and 2022 by our NEOs, except that only fiscal year 2024 and 2023 compensation is reported for Mr. Suh and Mr. Fabara because they were not NEOs in fiscal year 2022. The primary elements of each NEO's total compensation as reported in the table are base salary, annual incentive compensation, and long-term incentive compensation in the form of stock options, restricted stock units, and performance shares. Certain other benefits are listed in the "All Other Compensation" column and additional detail about these benefits is provided in the *Executive Compensation – All Other Compensation in Fiscal Year 2024* Table.

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2] [3]	Option Awards ($) [4]	Non-Equity Incentive Plan Compensation ($) [5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) [6]	All Other Compensation ($) [7]	Total ($)
Ryan McInerney Chief Executive Officer	2024	1,455,587	—	15,303,203	4,937,518	3,987,500	5,752	309,733	25,999,293
	2023	1,366,543	—	11,588,449	4,125,008	5,250,000	4,626	269,942	22,604,568
	2022	1,104,239	—	9,114,177	3,337,503	3,520,000	3,230	28,686	17,107,835
Chris Suh Chief Financial Officer	2024	903,478	—	3,829,641	2,249,985	1,732,500	—	61,943	8,777,547
	2023	207,696	3,500,000	11,000,043	—	537,226	—	20,770	15,265,735
Paul Fabara Chief Risk and Client Services Officer	2024	803,087	—	4,977,224	1,124,992	1,408,000	—	39,300	8,352,603
	2023	800,010	—	4,102,878	1,159,312	1,800,000	—	37,062	7,899,262
Rajat Taneja President, Technology	2024	1,204,630	—	13,233,399	3,125,020	2,640,000	3,117	41,167	20,247,333
	2023	1,200,014	—	11,406,003	3,816,174	3,600,000	2,442	35,500	20,060,133
	2022	1,104,239	—	8,585,208	3,124,998	3,520,000	1,587	20,383	16,356,415
Kelly Mahon Tullier Vice Chair, Chief People and Corporate Affairs Officer	2024	903,478	—	8,589,506	1,874,987	1,732,500	2,722	75,826	13,179,019
	2023	900,016	—	6,992,276	2,136,295	2,362,500	2,142	43,645	12,436,874
	2022	853,282	—	4,316,984	1,762,489	2,380,000	1,408	29,050	9,343,213
Alfred F. Kelly, Jr. Former Executive Chairman and Senior Advisor	2024	475,968	—	15,008,928	—	1,178,279	—	507,860	17,171,035
	2023	1,350,402	—	16,416,285	6,582,523	5,062,500	—	310,722	29,722,432
	2022	1,555,978	—	14,782,648	5,325,013	6,200,000	—	239,963	28,103,602

Bonus

[1] Represents a one-time cash award of $3,000,000 for forfeited bonus payments and other incentives from Mr. Suh's prior employer, in addition to a cash payment of $500,000 corresponding to the amount Mr. Suh was required to reimburse his prior employer for relocation and related expenses. Both cash payments were made pursuant to Mr. Suh's offer letter.

Stock Awards

[2] Represents restricted stock units and performance shares granted in each of fiscal years 2024, 2023, and 2022. The amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with FASB ASC Topic 718, with performance shares represented at probable performance levels. Assumptions used in the calculation of these amounts are included in *Note 17 – Share-based Compensation* to our fiscal year 2024 audited consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC on November 13, 2024.

(3) The table and additional information below set forth the details of the stock awards to our NEOs in fiscal year 2024. Restricted stock units vest in three substantially equal annual installments beginning on the first anniversary of the date of grant. Consistent with the requirements of FASB ASC Topic 718, the value of the performance shares displayed in the table below, at their probable and maximum levels, is based on one-third of the full number of shares for which an EPS goal was established in fiscal year 2024 under the awards made on: (i) November 19, 2021, which vested on November 30, 2024, (ii) November 19, 2022, which are scheduled to vest on November 30, 2025, (iii) February 15, 2023, which are scheduled to vest on February 15, 2026, and (iv) November 19, 2023, which are scheduled to vest on November 30, 2026. The remaining portions of the awards granted in November 2022, February 2023, and November 2023 will be linked to EPS goals for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years. All values in the table below are grant date values, and amounts in columns marked with an asterisk are included in the "Stock Awards" column of the *Summary Compensation Table for Fiscal Year 2024*.

	Components of Stock Awards		Additional Information
	Restricted Stock Units Value ($)*	Value of Performance Shares – Probable ($)*	Value of Performance Shares – at Maximum ($)
Ryan McInerney	4,937,545	10,365,658	20,731,315
Chris Suh	2,250,033	1,579,608	3,159,217
Paul Fabara	1,125,016	3,852,208	7,704,415
Rajat Taneja	3,124,990	10,108,409	20,216,818
Kelly Mahon Tullier	1,847,944	6,714,562	13,429,123
Alfred F. Kelly, Jr.	4,999,935	10,008,993	20,017,986

Option Awards

(4) Represents stock options granted in each of fiscal years 2024, 2023, and 2022. The amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in *Note 17 – Share-based Compensation* to our fiscal year 2024 audited consolidated financial statements, which are included in our Annual Report on Form 10-K. Stock options vest in three substantially equal annual installments beginning on the first anniversary of the date of grant.

The reported amounts for fiscal year 2023 also include the incremental fair value, computed in accordance with FASB ASC Topic 718, of the modification of outstanding stock options to remove the three-year exercise deadline following a termination of employment due to the employee's death, Disability, or Retirement (each as defined in the applicable award agreement terms) and provide that vested stock options in these situations may now be exercised until the option expiration date set forth in the individual's stock option award agreement. The amounts reported in connection with this modification are as follows: $0 for Mr. McInerney; $159,299 for Mr. Fabara; $691,185 for Mr. Taneja; $336,272 for Ms. Mahon Tullier; and $1,207,548 for Mr. Kelly. This treatment applied to all outstanding stock options held by active employees. No additional stock options were granted as part of the modification and the exercise price of the stock options did not change in connection with the modification.

Non-Equity Incentive Plan Compensation

(5) Amounts for fiscal year 2024 to NEOs other than Mr. Kelly represent cash awards earned under the annual incentive plan and paid on November 15, 2024, based on performance against pre-established performance goals. Mr. Kelly's departure from the Company on February 15, 2024 qualified as a retirement within the meaning of the annual incentive plan; accordingly, the amount reflected for Mr. Kelly represents a pro-rated annual incentive for fiscal year 2024 paid at target, pursuant to the plan terms.

Change in Pension Value and Non-qualified Deferred Compensation Earnings

(6) Represents the aggregate positive change in the actuarial present value of accumulated benefits under all pension plans during fiscal year 2024. There are no above market or preferential earnings on non-qualified deferred compensation.

All Other Compensation

(7) Additional detail describing the "All Other Compensation" for fiscal year 2024 is included in the *Executive Compensation – All Other Compensation in Fiscal Year 2024 Table* below.

All Other Compensation in Fiscal Year 2024

The following table sets forth additional information with respect to the amounts reported in the "All Other Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024*.

	Retirement Transition Benefits ($)[1]	Car ($)[2]	Aircraft ($)[3]	401k Plan Match ($)[4]	Other ($)[5]	Total ($)
Ryan McInerney	—	17,765	252,468	34,500	5,000	309,733
Chris Suh	—	179	12,534	46,730	2,500	61,943
Paul Fabara	—	—	—	34,500	4,800	39,300
Rajat Taneja	—	—	—	34,500	6,667	41,167
Kelly Mahon Tullier	—	—	22,431	34,500	18,895	75,826
Alfred F. Kelly, Jr.	73,694	71	253,708	16,346	164,041	507,860

[1] Represents (1) a one-time, lump-sum cash payment of $54,072 to cover two years of continued health coverage under COBRA for Mr. Kelly and his family; and (2) an amount of $19,622, representing the incremental cost to the Company of occasional administrative support provided by the Company in fiscal year 2024 after Mr. Kelly's retirement. The amount related to administrative support is determined based on the cost of the administrative assistant's salary and benefits for the portion of time the assistant provided personal services to Mr. Kelly following his retirement. Mr. Kelly may occasionally use administrative support for a period of five years following his retirement. It is difficult to predict the amount of occasional administrative support to be utilized or its related incremental cost in subsequent years; however, it is possible that the costs in future years will be similar to or higher than the incremental costs reported for fiscal year 2024.

[2] Represents the cost of personal use of a Company car and driver. The amount in the table is determined based on the incremental cost to Visa of the fuel related to the proportion of time the car was used for non-business trips and also includes the cost of a driver's salary and benefits for the proportion of time the driver was used for non-business trips.

[3] Represents the cost of personal use of company-provided aircraft for Mr. McInerney and Mr. Kelly and the incremental cost of companion travel on business-related flights for Mr. McInerney, Mr. Suh, Ms. Mahon Tullier, and Mr. Kelly. As described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Perquisites and Other Personal Benefits*, Mr. McInerney is required to use company-provided aircraft for all business and personal travel and is required to reimburse the Company for personal use of company-provided aircraft for amounts in excess of $250,000 per fiscal year. The same requirements applied to Mr. Kelly when he was in the Executive Chairman role.

[4] The maximum 401k match for calendar year 2024 was $34,500. For Mr. Suh, the amount shown exceeds the limit because the fiscal year totals include contributions made during calendar year 2023.

[5] Includes contributions made on behalf of certain NEOs under charitable matching programs offered by Visa Foundation. The total amount of charitable contributions included in the table is $10,000 for Mr. Kelly and $13,895 for Ms. Mahon Tullier. The annual limit for these charitable matching contributions is $10,000 per calendar year. Because fiscal year 2024 overlaps two calendar years, charitable contributions matched on behalf of Ms. Mahon Tullier are greater than $10,000 for fiscal year 2024, even though they are within the $10,000 per calendar year limit. The table also includes the matching contributions Visa made on behalf of the following NEOs for fiscal year 2024 pursuant to its PAC Charitable Matching Program: $6,667 for Mr. Taneja; $5,000 for each of Mr. McInerney, Ms. Mahon Tullier, and Mr. Kelly; $4,800 for Mr. Fabara; and $2,500 for Mr. Suh. The annual limit for these contributions is $5,000 per calendar year. Because fiscal year 2024 overlaps two calendar years, contributions matched on behalf of Mr. Taneja are greater than $5,000 for fiscal year 2024, even though they are within the $5,000 per calendar year limit. For Mr. Kelly, the amount includes accrued PTO in the amount of $149,041 paid to him in connection with his retirement.

Grants of Plan-Based Awards in Fiscal Year 2024

The following table provides information about non-equity incentive awards and long-term equity-based awards granted during fiscal year 2024 to each of our NEOs. Cash awards are made pursuant to the VIP and equity awards are made pursuant to the 2007 Equity Incentive Compensation Plan. There can be no assurance that the grant date fair value of the equity awards will be realized by our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3][4] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Stock/ Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[4][5]	Exercise or Base Price of Option Awards ($/Share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
Ryan McInerney	VIP			3,625,000	7,250,000							
	PS	11/19/23 [7]	11/2/23			5,539	11,078	22,156				3,248,956 [11]
	PS	11/19/23 [8]	11/2/23			5,337	10,673	21,346				3,029,958 [11]
	PS	11/19/23 [9]	11/2/23			1,092	2,184	4,368				620,016 [11]
	PS	11/19/23 [10]	11/2/23			6,595	13,190	26,380				3,466,728 [11]
	RSU	11/19/23	11/2/23						19,785			4,937,545
	Option	11/19/23	11/2/23							78,935	249.56	4,937,518
Chris Suh	VIP			1,575,000	3,150,000							
	PS	11/19/23 [10]	11/2/23			3,005	6,010	12,020				1,579,608 [11]
	RSU	11/19/23	11/2/23						9,016			2,250,033
	Option	11/19/23	11/2/23							35,970	249.56	2,249,985
Paul Fabara	VIP			1,280,000	2,560,000							
	PS	11/19/23 [7]	11/2/23			1,577	3,153	6,306				924,712 [11]
	PS	11/19/23 [8]	11/2/23			1,581	3,162	6,324				897,660 [11]
	PS	11/19/23 [9]	11/2/23			2,184	4,368	8,736				1,240,032 [11]
	PS	11/19/23 [10]	11/2/23			1,503	3,005	6,010				789,804 [11]
	RSU	11/19/23	11/2/23						4,508			1,125,016
	Option	11/19/23	11/2/23							17,985	249.56	1,124,992
Rajat Taneja	VIP			2,400,000	4,800,000							
	PS	11/19/23 [7]	11/2/23			5,186	10,372	20,744				3,041,900 [11]
	PS	11/19/23 [8]	11/2/23			4,942	9,883	19,766				2,805,685 [11]
	PS	11/19/23 [9]	11/2/23			3,640	7,280	14,560				2,066,719 [11]
	PS	11/19/23 [10]	11/2/23			4,174	8,348	16,696				2,194,105 [11]
	RSU	11/19/23	11/2/23						12,522			3,124,990
	Option	11/19/23	11/2/23							49,959	249.56	3,125,020
Kelly Mahon Tullier	VIP			1,575,000	3,150,000							
	PS	11/19/23 [7]	11/2/23			2,925	5,850	11,700				1,715,688 [11]
	PS	11/19/23 [8]	11/2/23			2,846	5,692	11,384				1,615,902 [11]
	PS	11/19/23 [9]	11/2/23			3,640	7,280	14,560				2,066,719 [11]
	PS	11/19/23 [10]	11/2/23			2,504	5,008	10,016				1,316,253 [11]
	RSU	11/19/23	11/2/23						7,513			1,874,944
	Option	11/19/23	11/2/23							29,975	249.56	1,874,987
Alfred F. Kelly, Jr.	VIP			3,125,000	6,250,000							
	PS	11/19/23 [7]	11/2/23			8,837	17,674	35,348				5,183,431 [11]
	PS	11/19/23 [8]	11/2/23			8,499	16,998	33,996				4,825,562 [11]
	RSU	11/19/23	11/2/23						20,035			4,999,935

[1] "VIP" refers to cash awards made pursuant to the Visa Inc. Incentive Plan; "PS," "RSU," and "Option" refer to performance shares, restricted stock units, and stock options, respectively, granted under our 2007 Equity Incentive Compensation Plan.

[2] Represents the range of possible cash awards under the VIP. Actual awards are dependent on actual results measured against pre-established performance goals, as described under *Compensation Discussion and Analysis – Fiscal Year 2024 Compensation – Annual Incentive Plan*. There is no threshold level of performance for the VIP in fiscal year 2024. The amounts shown in the "maximum" column are 200% of the target amount, which is the maximum possible award. The actual amounts awarded to our NEOs under the annual incentive plan for fiscal year 2024 are included in the "Non-Equity Incentive Plan Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2024*.

(3) Represents the range of possible awards of performance shares granted in fiscal year 2024. Awards are capped at the maximum of 200% and could be as low as zero.

(4) Equity awards made pursuant to the 2007 Equity Incentive Compensation Plan will vest according to their terms, but may be subject to earlier vesting in full or in part or continued vesting in the event of a termination of a grantee's employment due to the grantee's death, "disability," "retirement," termination without "cause," or a termination following a "change of control" of a grantee's employment by us without "cause" or by the grantee for "good reason." The terms disability, retirement, change of control, cause, and good reason are all defined in the applicable award agreement or the 2007 Equity Incentive Compensation Plan.

(5) The exercise price of these stock options was the fair market value of our Class A common stock on the date of grant.

(6) Amounts are not an actual dollar amount received by our NEOs in fiscal year 2024, but instead represent the aggregate grant date fair value of the equity awards calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value calculation for the performance shares is discussed in more detail in footnote 11 below.

(7) Consistent with the requirements of FASB ASC Topic 718, the amount represents the third of three portions of the performance share award made on November 19, 2021, for which the grant date fair value was established on November 19, 2023. The shares earned from this award vested on November 30, 2024.

(8) Consistent with the requirements of FASB ASC Topic 718, the amount represents the second third of the performance share award made on November 19, 2022, for which the grant date fair value was established on November 19, 2023. The shares earned from this award are scheduled to vest on November 30, 2025.

(9) Consistent with the requirements of FASB ASC Topic 718, the amount represents the second third of the performance share award made on February 15, 2023, for which the grant date fair value was established on November 19, 2023. The shares earned from these awards are scheduled to vest on February 15, 2026.

(10) Consistent with the requirements of FASB ASC Topic 718, the amount represents the first third of the performance share award made on November 19, 2023, for which the grant date fair value was established on November 19, 2023. The shares earned from this award are scheduled to vest on November 30, 2026.

(11) Represents the value of performance shares based on the probable outcome as of the date of grant determined in accordance with FASB ASC Topic 718 using a Monte Carlo simulation.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table presents information with respect to equity awards made to each of our NEOs that were outstanding on September 30, 2024.

			Option Awards				Stock Awards			
Name	Award Type[1]	Grant Date[2]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[3]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Ryan McInerney	PS	Various [7]							131,082	36,040,996
	RSU	11/19/2023					19,785	5,439,886		
	RSU	2/15/2023					2,184	600,491		
	RSU	11/19/2022					10,674	2,934,816		
	RSU	11/19/2021					5,539	1,522,948		
	Option	11/19/2023	—	78,935	249.56	11/19/2033				
	Option	2/15/2023	4,254	8,509	228.92	2/15/2033				
	Option	11/19/2022	19,636	39,274	210.80	11/19/2032				
	Option	11/19/2021	51,556	25,778	200.86	11/19/2031				
	Option	11/19/2020	81,304	—	207.57	11/19/2030				
	Option	11/19/2019	89,679	—	182.77	11/19/2029				
	Option	11/19/2018	70,499	—	134.76	11/19/2028				
	Option	11/19/2017	125,825	—	109.82	11/19/2027				
	Option	11/19/2016	86,210	—	80.82	11/19/2026				
Chris Suh	PS	11/19/2023 [7]							6,010	1,652,450
	RSU	11/19/2023					9,016	2,478,949		
	RSU	8/15/2023					30,578	8,407,421		
	Option	11/19/2023	—	35,970	249.56	11/19/2033				
Paul Fabara	PS	Various [7]							52,043	14,309,223
	RSU	11/19/2023					4,508	1,239,475		
	RSU	11/19/2022					3,163	869,667		
	RSU	11/19/2021					1,577	433,596		
	Option	11/19/2023	—	17,985	249.56	11/19/2033				
	Option	11/19/2022	5,818	11,637	210.80	11/19/2032				
	Option	11/19/2021	14,675	7,338	200.86	11/19/2031				
	Option	11/19/2020	24,201	—	207.57	11/19/2030				
	Option	11/19/2019	26,690	—	182.77	11/19/2029				
	Option	10/15/2019	74,744	—	178.75	10/15/2029				
	Option	10/15/2019	9,749	—	178.75	10/15/2029				

Name	Award Type[1]	Grant Date[2]	Option Awards				Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[3]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Rajat Taneja	PS	Various [7]							139,232	38,281,838
	RSU	11/19/2023					12,522	3,442,924		
	RSU	11/19/2022					9,883	2,717,331		
	RSU	11/19/2021					5,186	1,425,891		
	Option	11/19/2023	—	49,959	249.56	11/19/2033				
	Option	11/19/2022	18,182	36,364	210.80	11/19/2032				
	Option	11/19/2021	48,273	24,137	200.86	11/19/2031				
	Option	11/19/2020	77,191	—	207.57	11/19/2030				
	Option	11/19/2019	85,409	—	182.77	11/19/2029				
	Option	11/19/2018	66,153	—	134.76	11/19/2028				
	Option	11/19/2017	118,835	—	109.82	11/19/2027				
Kelly Mahon Tullier	PS	Various [7]							91,996	25,294,300
	RSU	11/19/2023					7,513	2,065,699		
	RSU	11/19/2022					5,693	1,565,290		
	RSU	11/19/2021					2,925	804,229		
	Option	11/19/2023	—	29,975	249.56	11/19/2033				
	Option	11/19/2022	10,473	20,946	210.80	11/19/2032				
	Option	11/19/2021	27,226	13,613	200.86	11/19/2031				
	Option	11/19/2020	31,952	—	207.57	11/19/2030				
	Option	11/19/2019	34,164	—	182.77	11/19/2029				
	Option	11/19/2018	36,698	—	134.76	11/19/2028				
	Option	11/19/2017	55,922	—	109.82	11/19/2027				
Alfred F. Kelly, Jr.	PS	Various [7]							174,036	47,851,198
	RSU	11/19/2022					16,999	4,673,875		
	RSU	11/19/2021					8,837	2,429,733		
	Option	11/19/2022	31,273	62,546	210.80	11/19/2032				
	Option	11/19/2021	82,258	41,129	200.86	11/19/2031				
	Option	11/19/2020	129,707	—	207.57	11/19/2030				
	Option	11/19/2019	155,871	—	182.77	11/19/2029				

[1] "PS," "RSU," and "Option" refer to performance shares, restricted stock units, and stock options, respectively, granted under our 2007 Equity Incentive Compensation Plan.

[2] The grant date presented for each stock option award represents the original grant date, without regard for the January 23, 2023 modification of outstanding stock options to remove the three-year exercise deadline following a termination of employment due to death, Disability, or Retirement.

[3] Stock options vest in three substantially equal annual installments beginning on the first anniversary of the date of grant and expire 10 years from the date of grant.

[4] Restricted stock units vest annually in three substantially equal installments beginning on the first anniversary of the date of grant.

[5] The value shown is based on the September 30, 2024 per share closing price of our Class A common stock of $274.95.

[6] Represents unearned shares under the performance share awards made on November 19, 2021, November 19, 2022, February 15, 2023, and November 19, 2023. Based on guidance provided by the SEC, for purposes of reporting awards in the body of the *Outstanding Equity Awards at 2024 Fiscal Year-End* table, the number of shares for each award has been presented based on the next higher performance measure that exceeds actual performance as of fiscal year 2024 year end. The amounts shown for the performance shares awarded on November 19, 2021 include the full award for which the performance period ended on

September 30, 2024. Following the fiscal year-end, the actual shares earned from this award were determined to be 184% of target. The amounts shown for the performance shares awarded on November 19, 2022 and February 15, 2023, include only shares equal to the two-thirds of the award for which an EPS target has been established. The amounts shown for the performance shares awarded on November 19, 2023, include only shares equal to the one-third of the award for which an EPS target has been established. The table below provides additional detail.

(7) The following table provides additional information as to the number of shares reported for performance shares as of September 30, 2024, in the *Executive Compensation – Outstanding Equity Awards at 2024 Fiscal Year-End Table*.

	Date when the Number of Performance Shares was Established		Date when Conditions for Grant were Established					
			Fiscal Year 2022	Fiscal Year 2023	Fiscal Year 2024	To be Established in Fiscal Year 2025	To be Established in Fiscal Year 2026	Vest Date
Ryan McInerney	11/19/2021	(a)	22,154	22,154	22,156			11/30/2024
	11/19/2022	(b)		21,346	21,346	21,350		11/30/2025
	2/15/2023	(b)		4,368	4,368	4,370		2/15/2026
	11/19/2023	(c)			13,190	13,190	13,190	11/30/2026
	Total			**131,082**				
Chris Suh	11/19/2023	(c)			6,010	6,010	6,012	11/30/2026
	Total			**6,010**				
Paul Fabara	11/19/2021	(a)	6,306	6,306	6,306			11/30/2024
	11/19/2022	(b)		6,324	6,324	6,328		11/30/2025
	2/15/2023	(b)		8,736	8,736	8,738		2/15/2026
	11/19/2023	(c)			3,005	3,005	3,006	11/30/2026
	Total			**52,043**				
Rajat Taneja	11/19/2021	(a)	20,744	20,744	20,744			11/30/2024
	11/19/2022	(b)		19,766	19,766	19,766		11/30/2025
	2/15/2023	(b)		14,560	14,560	14,564		2/15/2026
	11/19/2023	(c)			8,348	8,348	8,348	11/30/2026
	Total			**139,232**				
Kelly Mahon Tullier	11/19/2021	(a)	11,700	11,700	11,700			11/30/2024
	11/19/2022	(b)		11,384	11,384	11,388		11/30/2025
	2/15/2023	(b)		14,560	14,560	14,564		2/15/2026
	11/19/2023	(c)			5,008	5,008	5,010	11/30/2026
	Total			**91,996**				
Alfred F. Kelly, Jr.	11/19/2021	(a)	35,348	35,348	35,348			11/30/2024
	11/19/2022	(b)		33,996	33,996	34,000		11/30/2025
	Total			**174,036**				

(a) Displayed at maximum possible award (200% of target); following the completion of the performance period, the final result was determined to be 184% of target.

(b) Displayed at the maximum number of performance shares subject to the award (200% of target).

(c) Displayed at the target number of performance shares subject to the award (100% of target).

Option Exercises and Stock Vested for Fiscal Year 2024

The following table provides additional information about the value realized by our NEOs on stock option award exercises, restricted stock units vesting, and performance shares vesting during the fiscal year ended September 30, 2024.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Ryan McInerney	74,340	13,730,578	74,946	19,149,513
Chris Suh	—	—	15,288	4,078,838
Paul Fabara	—	—	21,906	5,589,411
Rajat Taneja	70,746	12,958,072	69,922	17,840,601
Kelly Mahon Tullier	27,707	5,177,602	30,523	7,779,115
Alfred F. Kelly, Jr.	320,221	51,427,073	137,845	35,359,048

[1] Amounts reflect the aggregate market value of Class A common stock on the day on which the restricted stock units or performance shares vested.

Pension Benefits for Fiscal Year 2024

The following table shows the present value of accumulated benefits payable to our NEOs and the number of years of service credited to each executive under the Visa Retirement Plan and the Visa Excess Retirement Benefit Plan. The value of the benefits is determined using interest rate and mortality rate assumptions consistent with those used in the Company's fiscal year 2024 audited consolidated financial statements.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Ryan McInerney	Visa Retirement Plan	2.5	111,543	—
	Visa Excess Retirement Benefit Plan	2.5	—	—
Rajat Taneja	Visa Retirement Plan	2.1	59,454	—
	Visa Excess Retirement Benefit Plan	2.1	—	—
Kelly Mahon Tullier	Visa Retirement Plan	1.5	52,065	—
	Visa Excess Retirement Benefit Plan	1.5	—	—

Employer credits under the Visa Retirement Plan were discontinued effective December 31, 2015. Benefit accruals under the Visa Excess Retirement Benefit Plan were discontinued effective February 1, 2014. Each of the NEOs except Mr. Kelly, Mr. Suh, and Mr. Fabara is fully vested under the Visa Retirement Plan. Mr. Kelly, Mr. Suh, and Mr. Fabara are not eligible participants in the Visa Retirement Plan or the Visa Excess Retirement Benefit Plan.

Visa Retirement Plan and Visa Excess Retirement Benefit Plan

Under the Visa Retirement Plan, certain U.S.-based employees, including our NEOs, other than Mr. Kelly, Mr. Fabara, and Mr. Suh, generally earn the right to receive certain benefits:

- upon retirement at the normal retirement age of 65;

- upon early retirement at or after age 55 (or at or after age 50 if hired prior to October 1, 2002) and having completed at least 10 years of service with us; or

- upon an earlier termination of employment, but solely if the employee is vested at that time.

Prior to January 1, 2011, retirement benefits were calculated as the product of 1.25% times the employee's years of service multiplied by the employee's monthly final average earnings for the last 60 consecutive months before retirement (or, for employees hired prior to October 1, 2002, the product of 46.25% times the employee's years of service divided by 25 years, multiplied by the employee's monthly final average earnings for the 36 highest consecutive months in the last 60 months before retirement). Eligible earnings include salary, overtime, shift differentials, special and merit awards, and short-term cash incentive awards.

If an employee retires early, that is, between the ages of 55 and 64 (or between the ages of 50 and 61 if hired prior to October 1, 2002), and has completed at least 10 years of service with the Company, the amount of that employee's benefits is reduced for each complete year that the employee begins receiving early retirement benefits before the age of 65 (or before the age of 62 if hired prior to October 1, 2002). If an employee retires prior to becoming eligible for early or normal retirement, the amount of his or her benefits is actuarially reduced and is generally not as large as if the employee had continued employment until his or her early or normal retirement date.

The Visa Retirement Plan began transitioning to cash balance benefits effective January 1, 2008 and completed the transition effective January 1, 2011. The change to a cash balance benefit formula took effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the applicable Visa Retirement Plan benefit formula described above was grandfathered for a three-year period, and grandfathered employees continued to accrue benefits under that benefit formula. Their accrued benefits at December 31, 2010 (the last day of the grandfathered period) or the date they terminated employment, if earlier, were preserved. Because we completed the conversion to a cash balance plan formula beginning on January 1, 2011, all benefit accruals from that date until December 31, 2015, were under the cash balance benefit formula.

Prior to January 1, 2016, under the cash balance plan formula, 6% of an employee's eligible monthly pay was credited each month to the employee's notional cash balance account, along with interest each month on the account balance at an annualized rate equal to the 30-year U.S. Treasury Bond average annual interest rate for November of the previous calendar year. The employer-provided credits described above ceased after December 31, 2015, and the Visa Retirement Plan had no new participants after that date. Interest credits continue to be provided on balances existing at the time of this freeze. Accrued benefits under the Visa Retirement Plan become fully vested and nonforfeitable after three years of service.

Prior to February 1, 2014, we also provided for benefit accruals under an excess retirement benefit plan. To the extent that an employee's annual retirement income benefit under the Visa Retirement Plan exceeds the limitations imposed by the Internal Revenue Code, such excess benefit is paid from our non-qualified, unfunded, noncontributory Visa Excess Retirement Benefit Plan. The vesting provisions of, and formula used to calculate the benefit payable pursuant to, the Visa Excess Retirement Benefit Plan are generally the same as those of the Visa Retirement Plan described above, except that benefits are calculated without regard to the Internal Revenue Code tax-qualified plan limits and then offset for benefits paid under the qualified plan. Effective February 1, 2014, we discontinued benefit accruals under the Visa Excess Retirement Benefit Plan.

Non-qualified Deferred Compensation for Fiscal Year 2024

Visa Deferred Compensation Plan

Under the terms of the Visa Deferred Compensation Plan, eligible participants are able to defer up to 100% of their cash incentive awards if they submit a qualified deferral election. Benefits under the Visa Deferred Compensation Plan will be paid based on one of the following three distribution dates or events previously elected by the participant: (i) immediately upon, or up to five years following, retirement; (ii) immediately upon, or in the January following, termination; or (iii) if specifically elected by the participant, in January in a specified year while actively employed. However, upon a showing of financial hardship and receipt of approval from the plan administrator, a plan participant may be allowed to access funds in his or her deferred compensation account earlier than his or her existing distribution election(s). Benefits can be received either as a lump sum payment or in annual installments, except in the case of pre-retirement termination, in which case the participant must receive the benefit in a lump sum. Participants are always fully vested in their deferrals under the Visa Deferred Compensation Plan. Upon termination of the Visa Deferred Compensation Plan within 12 months of a "change of control," participants' benefits under the Visa Deferred Compensation Plan will be paid immediately in a lump sum.

Visa Directors Deferred Compensation

Under the terms of the Visa Directors Deferred Compensation Plan, non-employee directors are able to defer up to 100% of their fees payable in cash if they submit a qualified deferral election. Unless a participant's separation from service constitutes his or her "retirement," the participant's benefits under the Visa Directors Deferred Compensation Plan will be paid in a lump sum in cash, as previously elected by the participant, either (i) within 90 days following the date of the separation from service, or (ii) on the next January 1 following the separation from service. Participants are always fully vested in their deferrals under the Visa Directors Deferred Compensation Plan. Upon termination of the Visa Director Deferred Compensation Plan within 12 months of a "change of control," participants' benefits under the Visa Director Deferred Compensation Plan will be paid immediately in a lump sum. Further, under the terms of the restricted stock unit award agreements applicable to directors, provided they submit a qualified deferral election, directors are eligible to defer settlement of the restricted stock units they receive for service on the Board until the later of (i) the first anniversary of the grant date or (ii) a date or dates during their service or following their separation from service, subject to earlier settlement upon the participant's death or following a change in control.

Visa 401k Plan and Visa Excess 401k Plan

The Visa 401k Plan is a tax-qualified 401(k) retirement savings plan pursuant to which all of our U.S.-based employees, including our NEOs, are able to contribute up to 50%, or 13% for highly compensated employees, of their salary up to the limit prescribed by the Internal Revenue Code to the Visa 401k Plan on a pre-tax basis. Employees also have the option of contributing on an after-tax basis up to 50%, or 13% for highly compensated employees, of salary or a combination of pre-tax and after-tax contributions that do not exceed 50%, or 13% for highly compensated employees, of salary. All contributions are subject to the Internal Revenue Code limits. If an employee reaches the statutory pre-tax contribution limit during the calendar year, an employee may continue to make contributions to the Visa 401k Plan on an after-tax basis, subject to any applicable statutory limits.

During fiscal year 2024, we contributed a matching amount equal to 200% of the first 5% of salary that was contributed by all plan participants, including NEOs, to the Visa 401k Plan. All employee and matching contributions to the Visa 401k Plan are fully vested upon contribution.

Prior to February 1, 2014, we also provided for a contribution in an excess 401k plan. Because the Internal Revenue Code limits the maximum amount a company and an employee can contribute to an employee's 401(k) plan account each year, we continued to provide the matching contribution, after the applicable Internal Revenue Code limits are reached, to the Visa Excess 401k Plan, which is a non-qualified noncontributory retirement savings plan. Employees are eligible to participate in the Visa Excess 401k Plan if their salaries are greater than the Internal Revenue Code pay cap or if the total of their contributions and our matching contributions to the Visa 401k Plan exceed the Internal Revenue Code benefit limit. The features of the Visa Excess 401k Plan are generally the same as under the Visa 401k Plan, except that benefits cannot be rolled over to an IRA or another employer's qualified plan. Effective February 1, 2014, we discontinued any future contributions to the Visa Excess 401k Plan.

The following table provides information about each of our NEO's contributions, earnings, distributions, and balances under the Visa Deferred Compensation Plan, the Visa Excess 401k Plan, the Director Deferred Compensation Plan, and amounts deferred under the 2007 Equity Incentive Compensation Plan in fiscal year 2024.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year-End ($)[4]
Ryan McInerney	Excess 401k Plan	—	6,619	—	31,315
	Deferred Compensation Plan	—	—	—	—
Chris Suh	Excess 401k Plan	—	—	—	—
	Deferred Compensation Plan	—	—	—	—
Paul Fabara	Excess 401k Plan	—	—	—	—
	Deferred Compensation Plan	211,200 [1]	93,208	—	1,147,260
Rajat Taneja	Excess 401k Plan	—	—	—	—
	Deferred Compensation Plan	—	988,766	906,492	4,026,779
Kelly Mahon Tullier	Excess 401k Plan	—	—	—	—
	Deferred Compensation Plan	1,645,875 [1]	2,441,289	—	13,577,849
Alfred F. Kelly, Jr.	Excess 401k Plan	—	—	—	—
	Deferred Compensation Plan	—	2,117,720	1,286,141	7,540,024
	2007 Equity Incentive Compensation Plan	—	56,706 [5]	272,243	123,728
	Director Deferred Compensation Plan	—	2,544	62,604	33,100

[1] These amounts were included in the Summary Compensation Table for fiscal year 2024.

[2] The aggregate earnings were not included in the Summary Compensation Table for fiscal year 2024, as they do not represent above-market or preferential earnings.

[3] Amounts in this column for Mr. Kelly that correspond to the 2007 Equity Incentive Compensation Plan include the value of shares delivered upon settlement of restricted stock units that Mr. Kelly received for his service as a non-employee director of the Company and include the value of dividend equivalents paid quarterly on the deferred restricted stock units. The restricted stock units were fully vested, but settlement was deferred until January 15, 2024. Such amounts reflect the aggregate market value of Class A common stock on January 15, 2024, the day on which the shares subject to the restricted stock units were delivered. Amounts in this column for Mr. Kelly that correspond to the Director Deferred Compensation Plan include deferred director fees paid in cash. Amounts in this column for Mr. Taneja and Mr. Kelly correspond to cash incentive compensation deferrals under the Deferred Compensation Plan.

[4] Amounts in this column reflect values reported in the Summary Compensation Table when earned if that officer's compensation was required to be disclosed in a previous year as follows: Mr. Kelly: $4,576,625; Mr. McInerney: $10,951; Mr. Fabara: $270,000; Mr. Taneja: $3,521,100; and Ms. Mahon Tullier: $6,386,375. This column also includes the value of restricted stock units Mr. Kelly was granted on November 19, 2014 and November 19, 2015, for his service as a non-employee director of the Company, as disclosed in the proxy statements filed with the SEC on December 11, 2015 and December 8, 2016, respectively, under *Compensation of Non-Employee Directors – Equity Compensation*. The restricted stock units are fully vested, but settlement of the shares has been deferred. The shares subject to the award granted on November 19, 2014, are scheduled to be settled in five annual installments, and the fifth of such five installments occurred on January 15, 2024. The shares subject to the award granted on November 19, 2015, are scheduled to be settled in five annual installments, and the fourth of such five installments occurred January 15, 2024. The reported value is based on the September 30, 2024, per share closing price of our Class A common stock of $274.95.

[5] Represents the change in market value of the shares of our Class A common stock underlying the deferred restricted stock units held by Mr. Kelly as of September 30, 2024, calculated as the difference between (a) the per share closing price of our Class A common stock on September 30, 2023 and (b) the per share closing price of our Class A common stock on September 30, 2024. Also represents the change in market value of the shares of our Class A common stock that settled on January 15, 2024, calculated as the difference between (c) the per share closing price of our Class A common stock on September 30, 2023 and (d) the per share closing price of our Class A common stock on January 15, 2024. Includes additional earnings in the form of dividend equivalents, which are paid quarterly on deferred restricted stock units.

The following table shows the funds available under the Visa Deferred Compensation Plan, the Visa Director Deferred Compensation Plan, and the Excess 401k Plan and their annual rate of return for fiscal year 2024, as reported by the administrator of the plans.

Name of Fund	Rate of Return (%)
DFA U.S. Small Cap Portfolio Institutional Class	26.09%
Dodge & Cox Income – Class X	13.60%
Dodge & Cox International Stock – Class X	21.27%
Fidelity Balanced Fund – Class K	26.80%
Fidelity 500 Index Fund – Institutional Premium Class	36.33%
T. Rowe Price Institutional Large Cap Growth Fund	42.40%
Vanguard Extended Market Index Fund – Institutional Plus Shares	28.59%
Vanguard Federal Money Market Fund	5.41%
Vanguard Total Bond Market Index Fund – Institutional Shares	11.42%
Vanguard Total Stock Market Index Fund – Institutional Shares	35.26%
Vanguard Total International Stock Index Fund – Institutional Plus Shares	24.94%
Vanguard Value Index Fund – Institutional Shares	29.79%

Employment Arrangements and Potential Payments upon Termination or Change of Control

We do not have fixed-term employment agreements with our NEOs. We entered into an offer letter with Mr. Suh in connection with his hiring in fiscal year 2023. Please refer to the section *Offer Letter with Chris Suh* in our proxy statement filed December 7, 2023, for additional details about Mr. Suh's offer letter, including his new hire awards.

Executive Severance Plan

We believe it is appropriate to provide severance pay to an executive officer whose employment is involuntarily terminated by us without "cause" or whose employment is voluntarily terminated by the executive for "good reason" within two years following a change of control (each as defined in the Visa Inc. Executive Severance Plan). These severance benefits are intended to secure the continued services of executive officers, provide them with certain benefits in the event of a covered termination, and encourage their continued dedication to their duties notwithstanding the possibility or occurrence of a change in control. We believe the level of severance provided by our Executive Severance Plan is reasonable, responsible in value, consistent with the practices of our compensation peer group, and necessary to attract and retain key high-performing employees.

Our NEOs are participants in the Executive Severance Plan, which provides for a capped, lump sum severance upon a qualifying termination of two times the sum of the executive's base salary and target annual incentive award, a prorated bonus for any partial performance period under the annual incentive plan, and a cash amount equal to the cost of continued health benefits for two years post-termination. These benefits are subject to the NEO's timely execution and non-revocation of a waiver and release of claims. For purposes of the Executive Severance Plan, a qualifying termination is limited to an involuntary termination by us without cause at any time or a resignation by the participant for good reason within two years following a change of control. Executive Severance Plan participants are required to comply with certain restrictive covenants, including obligations to uphold confidentiality and to abstain from soliciting Visa's employees, customers, and clients for 18 months following a qualifying termination of the participant's employment. Participants are also generally bound by the confidentiality, intellectual property, and non-solicitation provisions of any Confidential Information and Property Agreement, Proprietary Information Agreement, and/or any similar agreement previously executed by the applicable participant and the confidentiality provisions under Visa's Code of Business Conduct and Ethics. The Executive Severance Plan does not provide for any gross-ups for excise taxes imposed as a result of severance or other payments deemed made in connection with a change of control.

Cash Severance Policy for Section 16 Officers

We have a cash severance policy (Severance Policy), which provides that we will not enter into any new employment agreement, severance agreement, or separation agreement with any Section 16 officer, or establish any new severance plan or policy covering any Section 16 officer, in each case that provides for "cash severance benefits" (as defined in the Severance Policy) exceeding 2.99 times the sum of the Section 16 officer's base salary plus target bonus, unless we seek shareholder ratification of such agreement, plan, or policy.

Equity Incentive Awards

Pursuant to the terms of certain award agreements under the 2007 Equity Incentive Compensation Plan, if the employment of an NEO is involuntarily terminated by Visa without "cause" or voluntarily terminated by the NEO for "good reason", in each case within two years following a change of control (as such terms are defined in the 2007 Equity Incentive Compensation Plan or applicable award agreement), then the unvested portion of any such equity incentive award will become fully vested (and at target levels, with respect to performance shares). There are no "single-trigger" payments available to NEOs upon a change of control. Under the terms of the equity incentive awards granted since November 19, 2021, if an NEO is involuntarily terminated by Visa without cause, the awards are paid on a pro-rated basis measured from the date of grant to the date of termination. Similar to the cash benefits described under *Executive Compensation – Potential Payments upon Termination or Change of Control – Executive Severance Plan* above, these equity award terms are reasonable, consistent with the practices of our compensation peer group, and necessary to attract and retain key high-performing employees.

Quantification of Termination Payments and Benefits

The following tables reflect the amount of compensation that would be paid to each of our NEOs in the event of a termination of the individual's employment under various scenarios. For NEOs other than Mr. Kelly, who retired from the Company on February 15, 2024, the amounts shown assume that such termination was effective as of September 30, 2024, and include estimates of the amounts that would be paid upon such individual's termination. For Mr. Kelly, the amounts shown reflect actual amounts that were or will be paid in connection with his retirement, rather than including various termination scenarios. All equity values reported in the following tables are based on the closing price of our Class A common stock on the NYSE as of September 30, 2024. The "Health and Welfare Benefits" for NEOs other than Mr. Kelly reflect the estimated value of benefits payable for 24 months upon disability and for six months upon death; for Mr. Kelly, the "Health and Welfare Benefits" reflect a lump-sum cash payment to cover two years of continued health coverage for Mr. Kelly and his family under COBRA. The tables only include additional benefits that result from the termination and do not include any amounts or benefits earned, vested, accrued, or owing under any plan for any other reason. Please see the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2024 Table*, the *Pension Benefits Table for Fiscal Year 2024*, and the section entitled *Non-qualified Deferred Compensation for Fiscal Year 2024* for additional information. Payments that would be made over a period of time have been estimated as the lump sum present value using 120% of the applicable federal rate. The actual amounts to be paid can only be determined at the time of such NEO's separation from Visa.

Termination Payments and Benefits for Ryan McInerney

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Disability ($)	Death ($)
Health and Welfare Benefits	60,013	60,013	59,726	15,571
Cash Severance	10,150,000	10,150,000	—	—
Pro-rata incentive for fiscal year 2024	3,987,500	3,625,000	3,625,000	3,625,000
Unvested Restricted Stock Units	4,343,660	10,498,141	10,498,141	10,498,141
Unvested Options	3,439,953	6,825,148	6,825,148	6,825,148
Unvested Performance Shares	19,844,187 [1]	30,622,831 [2]	30,622,831 [3]	30,622,831 [3]
Total	41,825,313	61,781,133	51,630,846	51,586,691

[1] Includes a pro-rata portion of the target number of shares.

[2] Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.

[3] Includes the target number of shares. In the event of a termination due to death or disability, the actual amount earned for these grants will be determined following the completion of the performance period.

Termination Payments and Benefits for Chris Suh

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Disability ($)	Death ($)
Health and Welfare Benefits	53,400	53,400	53,142	13,381
Cash Severance	4,950,000	4,950,000	—	—
Pro-rata incentive for fiscal year 2024	1,732,500	1,575,000	1,575,000	1,575,000
Unvested Restricted Stock Units	1,260,646	10,886,370	10,886,370	10,886,370
Unvested Options	263,904	913,278	913,278	913,278
Unvested Performance Shares	1,655,649 [1]	4,957,898 [2]	4,957,898 [3]	4,957,898 [3]
Total	9,916,099	23,335,946	18,385,688	18,345,927

[1] Includes a pro-rata portion of the target number of shares.

[2] Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.

[3] Includes the target number of shares. In the event of a termination due to death or disability, the actual amount earned for these grants will be determined following the completion of the performance period.

Termination Payments and Benefits for Paul Fabara

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	53,400	53,400	—	53,142	13,381
Cash Severance	4,160,000	4,160,000	—	—	—
Pro-rata Incentive for Fiscal Year 2024	1,408,000	1,280,000	—	1,280,000	1,280,000
Unvested Restricted Stock Units	2,542,738	2,542,738	2,542,738	2,542,738	2,542,738
Unvested Options	1,746,825	1,746,825	1,746,825	1,746,825	1,746,825
Unvested Performance Shares	10,091,669 [1]	11,291,647 [2]	7,688,427 [1]	11,291,647 [1]	11,291,647 [1]
Total	20,002,632	21,074,610	11,977,990	16,914,352	16,874,591

[1] Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.

[2] Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.

[3] Mr. Fabara meets the conditions for "retirement" contained in certain of his equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon his termination of employment.

Termination Payments and Benefits for Rajat Taneja

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	34,620	34,620	—	34,452	8,516
Cash Severance	7,200,000	7,200,000	—	—	—
Pro-rata Incentive for Fiscal Year 2024	2,640,000	2,400,000	—	2,400,000	2,400,000
Unvested Restricted Stock Units	7,586,145	7,586,145	7,586,145	7,586,145	7,586,145
Unvested Options	5,389,520	5,389,520	5,389,520	5,389,520	5,389,520
Unvested Performance Shares	27,598,650 [1]	29,598,642 [2]	23,593,185 [1]	29,598,642 [1]	29,598,642 [1]
Total	50,448,935	52,208,927	36,568,850	45,008,759	44,982,823

[1] Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.

[2] Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.

[3] Mr. Taneja meets the conditions for "retirement" contained in certain of his equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon his termination of employment.

Termination Payments and Benefits for Kelly Mahon Tullier

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	53,400	53,400	—	53,142	13,381
Cash Severance	4,950,000	4,950,000	—	—	—
Pro-rata Incentive for Fiscal Year 2024	1,732,500	1,575,000	—	1,575,000	1,575,000
Unvested Restricted Stock Units	4,435,218	4,435,218	4,435,218	4,435,218	4,435,218
Unvested Options	3,113,338	3,113,338	3,113,338	3,113,338	3,113,338
Unvested Performance Shares	17,657,832 [1]	19,657,825 [2]	13,652,367 [1]	19,657,825 [1]	19,657,825 [1]
Total	31,942,288	33,784,781	21,200,923	28,834,523	28,794,762

[1] Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.

[2] Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.

[3] Ms. Mahon Tullier meets the conditions for "retirement" contained in certain of her equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon her termination of employment.

Termination Payments and Benefits for Alfred F. Kelly, Jr.

Incremental Benefits Due to Termination Event	Retirement[1] ($)
Health and Welfare Benefits	54,072 [2]
Occasional Administrative Support	19,622 [3]
Pro-rata Incentive for Fiscal Year 2024	1,178,279 [4]
Unvested Restricted Stock Units	7,103,608
Unvested Options	7,059,574
Unvested Performance Shares	28,599,749 [5]
Total	44,014,904

[1] Mr. Kelly met the condition for "retirement" contained in certain of his equity award agreements; as a result, the unvested portions of these grants will continue to vest following his retirement on February 15, 2024.

[2] Represents a one-time, lump-sum cash payment to cover two years of continued health coverage under COBRA for Mr. Kelly and his family.

[3] Represents the incremental cost of occasional administrative support provided by the Company in fiscal year 2024 after Mr. Kelly's retirement.

[4] Mr. Kelly met the condition for "retirement" contained in the annual incentive plan document; as a result, he received a pro-rated annual incentive for fiscal year 2024 paid at target.

[5] Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.

CEO Pay Ratio

The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K of the Securities Act of 1933, as amended.

For our last completed fiscal year ended September 30, 2024, the ratio of the median of the annual total compensation of our employees, excluding our Chief Executive Officer, to the annual total compensation of our Chief Executive Officer, was 169:1. This ratio was calculated using annual total compensation for our Chief Executive Officer of $25,999,293 and annual total compensation of the median employee of $154,266.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the median employee, the methodology and the material assumptions, adjustments, and estimates used were as follows (which may differ from those used, and may therefore not be comparable to ratios reported by, other companies):

Median Employee

As we disclosed in our 2023 proxy statement, we identified our median employee from our worldwide employee population, including both part-time and full-time employees other than our Chief Executive Officer, as of September 30, 2023. Given the worldwide geographical distribution of our employee population, we use a variety of pay elements to structure the compensation arrangements of our employees. A significant number of our employees around the world participate in our annual cash bonus and equity incentive award plans. Consequently, to identify the median employee, we selected base salary or wages plus overtime pay, annual cash bonus plan payments, and equity award grant date values as the most appropriate measure of compensation. We measured compensation for our employees using the 12-month fiscal period ending September 30, 2023. We selected September 30, 2023 as our measurement date, which was the last day of our 2023 fiscal year, because it provided the most accurate information regarding compensation for such fiscal year. In making this determination, we did not make any cost-of-living adjustments. For fiscal year 2024, we concluded that there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure; accordingly, we are using the same median employee identified in 2023.

Annual Total Compensation

To determine the annual total compensation of the median employee, we identified and calculated the elements of the employee's compensation for 2024, in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. For our Chief Executive Officer, we used the amount reported in the "Total" column of our *Executive Compensation – Summary Compensation Table for Fiscal Year 2024* included in this proxy statement.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about executive compensation and the Company's performance for the fiscal years listed below. The compensation information presented in this table is calculated in accordance with SEC rules and related guidance; it may be different from the compensation information presented in the *Compensation Discussion and Analysis* section of this proxy statement and does not represent amounts actually earned or realized by our NEOs. For further information about how we align executive compensation with the Company's performance, see the *Compensation Discussion and Analysis* section of this proxy statement.

Pay Versus Performance Table

| | Summary Compensation Table Total[1] | | Compensation Actually Paid[1][2] | | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1][3] ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income[5] ($) (M) | EPS – PS Adjusted[6] ($) |
Year	PEO Al Kelly ($)	PEO Ryan McInerney ($)	PEO Al Kelly ($)	PEO Ryan McInerney ($)			Total Shareholder Return ($)	Peer Group Total Shareholder Return[4] ($)		
2024	N/A	25,999,293	N/A	37,464,375	13,545,507	21,219,922	141.51	203.54	19,743	9.98
2023	29,722,432	22,604,568	52,828,948	37,908,528	15,438,306	22,986,618	117.24	146.42	17,273	8.66
2022	28,103,602	N/A	19,999,309	N/A	14,336,181	11,163,702	89.99	131.04	14,957	7.48
2021	30,944,838	N/A	49,033,170	N/A	14,676,296	22,427,602	112.05	159.13	12,311	5.90

[1] Mr. McInerney was appointed as the Company's Chief Executive Officer (i.e., principal executive officer or PEO) effective February 1, 2023, succeeding Mr. Kelly. For fiscal year 2024, the Company's non-PEO NEOs were Mr. Suh, Mr. Taneja, Ms. Mahon Tullier, Mr. Fabara, and Mr. Kelly. For fiscal year 2023, the Company's non-PEO NEOs were Vasant Prabhu, Mr. Suh, Mr. Taneja, Ms. Mahon Tullier, and Mr. Fabara. For fiscal years 2022 and 2021, the Company's non-PEO NEOs were Mr. Prabhu, Mr. McInerney, Mr. Taneja, and Ms. Mahon Tullier.

[2] The amounts reported for Mr. Kelly and Mr. McInerney represent the amount of "compensation actually paid," as computed in accordance with Item 402(v) of Regulation S-K. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to Mr. McInerney's total compensation for fiscal year 2024 to determine the compensation actually paid. Please refer to the section *Pay Versus Performance* in our proxy statement filed December 7, 2023 for a description of the adjustments for fiscal years 2023, 2022, and 2021.

	PEO 2024 ($)
Summary Compensation Table Total	**25,999,293**
Deduction for change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the *Summary Compensation Table for Fiscal Year 2024* (SCT)	(5,752)
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	(15,303,203)
Deduction for Amounts Reported under the "Option Awards" Column in the SCT	(4,937,518)
Total Deductions from SCT	**(20,246,473)**
Increase for Service Cost and Prior Service Cost for Pension Plans	–
Increase for change in Fair Value from prior year end to vesting date of awards that vested during the year	3,352,387
Increase for change in Fair Value from prior year end to current year end of awards granted prior to year that were outstanding and unvested as of year end	4,350,966
Increase for Fair Value as of vesting date of awards granted and vested during the year	–
Increase for Fair Value of awards as of year end granted during year that remain outstanding and unvested as of year end	24,008,202
Total Adjustments	**31,711,555**
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**37,464,375**

[3] The amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the PEO or PEOs for each year), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to the NEOs' total compensation for fiscal year 2024 to determine the compensation actually paid. Please refer to the section *Pay Versus Performance* in our proxy statement filed December 7, 2023, for a description of the adjustments for fiscal years 2023, 2022, and 2021.

	NEO Averages
	2024 ($)
Summary Compensation Table Total	**13,545,507**
Deduction for change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the SCT	(1,168)
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	(9,127,739)
Deduction for Amounts Reported under the "Option Awards" Column in the SCT	(1,674,997)
Total Deductions from SCT	**(10,803,904)**
Increase for Service Cost and Prior Service Cost for Pension Plans	–
Increase for change in Fair Value from prior year end to vesting date of awards that vested during the year	2,192,351
Increase for change in Fair Value from prior year end to current year end of awards granted prior to year that were outstanding and unvested as of year end	3,213,634
Increase for Fair Value as of vesting date of awards granted and vested during the year	1,060,322
Increase for Fair Value of awards as of year end granted during year that remain outstanding and unvested as of year end	12,012,012
Total Adjustments	**18,478,319**
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**21,219,922**

[4] The peer group for this purpose is the S&P 500 Financials Index used for purposes of Item 201(e) of Regulation S-K. The comparison assumes $100 was invested for the period starting September 30, 2020, through the end of the listed year in the Company and in the S&P 500 Financials Index, respectively, and that all dividends were reinvested. Historical stock performance is not necessarily indicative of future stock performance.

[5] In accordance with Item 402(v) of Regulation S-K and associated guidance, "Net Income" represents GAAP Net Income for purposes of the pay versus performance disclosure. In contrast, as discussed above under the heading *Annual Incentive Plan* in the *Compensation Discussion and Analysis* section, the net income metric that we used for our annual incentive plan was Net Income Growth-VIP adjusted.

[6] Similar to the determination for our fiscal year ended September 30, 2023, we determined EPS, as adjusted for purposes of performance share awards (EPS - PS adjusted), to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs for our fiscal year ended September 30, 2024. See the *Compensation Discussion and Analysis – Performance Shares – EPS Goals* in this proxy statement for a description of adjustments from GAAP EPS for purposes of performance share awards granted to the NEOs. EPS – PS adjusted may not have been the most important financial performance measure for fiscal years 2022 and 2021, and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between Pay and Performance

The graphs presented below describe the relationship between compensation actually paid (calculated in accordance with Item 402(v) of Regulation S-K) and our net income, EPS – PS adjusted, and cumulative total shareholder return over the four-year period from fiscal year 2021 to fiscal year 2024.

Compensation Actually Paid vs. Net Income (M)



Compensation Actually Paid vs. EPS - PS Adjusted



Compensation Actually Paid vs. Total Shareholder Return



PEO (Ryan McInerney) Compensation Actually Paid
PEO (Alfred Kelly) Compensation Actually Paid
Non-PEO NEOs Average Compensation Actually Paid
Visa Total Shareholder Return
Peer Group Total Shareholder Return

Financial Performance Measures

Performance share awards represent the largest component of our annual executive compensation program, with vesting determined based on EPS and relative TSR performance. In addition, as described under *Compensation Discussion and Analysis – Annual Incentive Plan*, our annual incentive scorecard design incentivizes our NEOs to focus on various performance goals that are critical to our corporate strategy, by promoting financial performance goals along with other priorities that are vital to the Company's long-term success, such as corporate responsibility and sustainability initiatives. This design takes a holistic approach to the goal-setting process and does not apply specific weighting to the corporate performance goals in the annual incentive scorecard; the Compensation Committee carefully considers each goal in its overall evaluation of corporate performance.

Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the NEOs to company performance for the fiscal year ended September 30, 2024:

EPS – PS adjusted   Net Income Growth – VIP adjusted   Net Revenue Growth – VIP adjusted

Relative TSR   EPS Growth – VIP adjusted

Audit Matters



PROPOSAL 3

Ratification of the Appointment of KPMG LLP

The Board unanimously recommends a vote "**FOR**" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025.

The Audit and Risk Committee is responsible for the appointment, compensation, retention, and oversight of the independent public accounting firm retained to audit the Company's financial statements. The Audit and Risk Committee has appointed KPMG LLP as our independent registered public accounting firm to audit the financial statements of Visa and its subsidiaries for the fiscal year ending September 30, 2025. KPMG has been our independent auditor since our initial public offering in 2008, and KPMG audited our financial statements for fiscal year 2024. The Audit and Risk Committee also periodically considers whether there should be a rotation of independent registered public accounting firms because the Audit and Risk Committee believes it is important for the registered public accounting firm to maintain independence and objectivity. In determining whether to reappoint KPMG, the Audit and Risk Committee considered several factors, including the following:

- the length of time KPMG has been engaged;
- KPMG's independence and objectivity;
- KPMG's capability and expertise in handling the complexity of Visa's global operations in our industry;
- historical and recent performance, including the extent and quality of KPMG's communications with the Audit and Risk Committee, and feedback from management regarding KPMG's overall performance;
- recent Public Company Accounting Oversight Board (PCAOB) inspection reports on the firm; and
- the appropriateness of KPMG's fees, both on an absolute basis and as compared with its peers.

The Audit and Risk Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of the Company and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for fiscal year 2025. Although ratification is not required, the Board is submitting a proposal to ratify KPMG's appointment to our shareholders because we value our shareholders' views and as a matter of good corporate practice. In the event that our shareholders fail to ratify KPMG as the Company's independent registered public accounting firm, it will be considered a recommendation to the Audit and Risk Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Risk Committee may in its discretion select a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and our shareholders.

A representative of KPMG will attend the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed to the Company by KPMG for fiscal years 2024 and 2023 (in thousands):

Services Provided	Fiscal Year 2024	Fiscal Year 2023
Audit fees[1]	$11,427	$11,033
Audit-related fees[2]	$ 2,134	$ 1,987
Tax fees[3]	$ 374	$ 82
All other fees[4]	$ 35	$ 9
Total	$13,970	$13,111

[1] Represents aggregate fees for professional services rendered in connection with annual financial statement audits, audits of our internal control over financial reporting, preparation of comfort letters and consents related to SEC registration statements, quarterly review of financial statements, and for services related to local statutory audits.

[2] Represents aggregate fees for audit-related services (but not included in the audit fees set forth above). The audit-related services include internal controls reviews and IT attestations for selected information systems.

[3] Represents aggregate fees for tax services in connection with the preparation of tax returns, other tax compliance services, and tax planning services.

[4] Represents fees for financial statement translation, eXtensible Business Reporting Language services, and subscription fees for an accounting research tool.

Pre-Approval Policies

Consistent with SEC and PCAOB requirements regarding auditor independence, the Audit and Risk Committee has responsibility for appointing, setting the compensation for, and overseeing the work of our independent registered public accounting firm. In accordance with its charter and the Audit and Risk Committee's Pre-Approval Policy, the Audit and Risk Committee is required to pre-approve all audit services, audit-related services, and permissible non-audit services, including the terms thereof, to be performed for us by our independent registered public accounting firm. During fiscal year 2024, all services KPMG provided to the Company were pre-approved by the Audit and Risk Committee in accordance with applicable SEC regulations and the Pre-Approval Policy, and the Audit and Risk Committee reviewed and discussed the documentation KPMG supplied as to the nature and scope of tax services provided and the potential effect of the provision thereof on KPMG's independence.

To further help with the independence of our independent registered public accounting firm, we have adopted policies and procedures relating to the engagement of our independent registered public accounting firm and the hiring of employees or former employees of the independent registered public accounting firm.

Report of the Audit and Risk Committee

The Audit and Risk Committee, which is composed of independent directors, is responsible for monitoring and overseeing Visa's financial reporting process on behalf of the Board. The functions of the Committee are described in greater detail in the Audit and Risk Committee Charter, adopted by the Board, which may be found on the Company's website at investor.visa.com under "Corporate Governance – Committee Composition." Visa's management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. KPMG LLP, Visa's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America and on the Company's internal control over financial reporting.

In this context, the Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the fiscal year ended September 30, 2024. In addition, the Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.

The Committee also has received the written disclosures and the letter from KPMG required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the Committee has discussed the independence of KPMG with that firm. The Committee also has considered whether KPMG's provision of non-audit services to the Company impairs the auditor's independence, and concluded that KPMG is independent from the Committee, the Company, and the Company's management. Based on the Committee's review and discussions noted above, the Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024, for filing with the Securities and Exchange Commission.

Audit and Risk Committee of the Board of Directors

Lloyd A. Carney (Chair)

Kermit R. Crawford

Teri L. List

Denise M. Morrison

Shareholder Proposals

Included in this proxy statement are four separate shareholder proposals that have been submitted under SEC rules by proponents who notified the Company of their intention to present the proposals for voting at the 2025 Annual Shareholders' Meeting. Some shareholder proposals and supporting statements may contain assertions about Visa that we believe are incorrect, and we have not tried to refute all such inaccuracies in the Company's responses. The Board of Directors disclaims any responsibility for the content of the proposals and the statements in support of the proposals, which are presented in the form received from the proponents.

PROPOSAL 4

✖ # Shareholder Proposal on Gender-Based Compensation Gaps and Associated Risks

For the reasons stated below, the Board unanimously recommends a vote "**AGAINST**" this shareholder proposal.

National Legal and Policy Center, whose address is 107 Park Washington Court, Falls Church, Virginia 22046, has requested that the following proposal be included in this proxy statement and has indicated it intends to bring such proposal before the Annual Meeting. National Legal and Policy Center has submitted documentation indicating that it is the beneficial owner of 35.866 shares of our Class A common stock and has advised Visa that it intends to continue to hold the requisite amount of shares through the date of the Annual Meeting.

Gender-Based Compensation Gaps and Associated Risks

WHEREAS: Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.

The United States Department of Labor states that "equal pay" is required if persons of different genders "perform equal work in the same workplace," and that "all forms of compensation are covered, meaning not only pay, but also benefits."[1] The U.S. Equal Employment Opportunity Commission adds:[2]

> *It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs.*

SUPPORTING STATEMENT: Visa Inc. (the "Company") provides benefits to employees and their child dependents who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments to aid their "transition" to their non-biological sex. According to Visa's health plan through Cigna, covered expenses include:[3]

> *...(male-to female or female-to-male) and related services consistent with World Professional Association for Transgender Health (WPATH) recommendations including, when applicable, hormone therapy, orchiectomy, vaginoplasty (including colovaginoplasty, penectomy, labiaplasty, clitoroplasty, vulvoplasty, penile skin inversion, repair of introitus, construction of vagina with graft, coloproctostomy), vaginectomy (including colpectomy, metoidioplasty with initial phalloplasty, urethroplasty, urethromeatoplasty), hysterectomy and salpingooophorectomy, as well as initial mastectomy or breast reduction.*

Evidence increasingly shows no health benefits from such medical and surgical treatments,[4] and in fact many harms result – with especially catastrophic outcomes for children.[5] The medical community increasingly objects to such treatments.[6][7]

Victims report that "transition" therapies and surgeries are harmful.[8] Examples include various long-lasting consequences like chronic pain, sexual dysfunction, unwanted hair loss or hair gain, menstrual irregularities, urinary problems, and other complications.[9] In such instances, patients who desire to "detransition" cannot find medical or insurance coverage.[10] Many of these sufferers litigate against those who misled or harmed them.[11]

Meanwhile doctors affiliated with WPATH – the organization cited by Visa's insurance provider to justify offering mutilative treatments in its employee "health" program – have been revealed to "knowingly [violate] bedrock principles of medical ethics and informed consent" and to "[promote] unethical medical experiments on children, adolescents, and vulnerable adults."[12]

The Company appears to offer no insurance coverage for detransitioners in its employee benefits. Detransitioners are protected under "gender identity" and "sexual orientation" EEOC categories and therefore cannot be discriminated against.

Resolved: Shareholders request the board of directors issue a report by Dec. 31, 2025 about benefits and health program gaps as they address dysphoria and detransitioning care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

(1) https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/

(2) https://www.eeoc.gov/prohibited-employment-policiespractices

(3) https://hrportal.ehr.com/LinkClick.aspx?fileticket=wrmqS0JuW08%3d&portalid=239, Page 30, accessed July 31, 2024

(4) https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids

(5) https://www.foxnews.com/media/parents-groups-react-study-showing-puberty-blockers-could-cause-permanent-problems-boys-unforgivable

(6) https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

(7) https://doctorsprotectingchildren.org/

(8) https://www.foxnews.com/opinion/i-wont-stay-silent-about-scars-from-my-transgender-experience

(9) https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/

(10) https://nypost.com/2024/04/22/opinion/medicine-shuns-gender-detransitioners-like-me-but-we-deserve-to-be-heard-and-helped/

(11) https://public.substack.com/p/why-this-detransitioner-is-suing

(12) https://static1.squarespace.com/static/56a45d683b0be33df885def6/t/65e524ab4687304c210a9fcf/1709515947289/Executive+Summary.pdf

Statement of the Board of Directors in Opposition to Proposal 4

The Board of Directors recommends that shareholders vote AGAINST this proposal, for the following reasons:

- We structure our total rewards and benefits package to attract and retain a talented and engaged global workforce.

- The report requested by the shareholder proposal is not necessary and not in the best interest of our shareholders.

We structure our total rewards and benefits package to attract and retain a talented and engaged global workforce. Visa is a people-centric company, and our employees are one of our most important strengths. We believe that attracting, developing, and advancing the best talent globally is critical to our continued success, and we structure our total rewards and benefit package to provide comprehensive wellbeing, financial, and quality of life coverage. We continue to evolve our programs to meet employee needs and to remain an attractive employer of choice. With employees in more than 80 countries and territories, these offerings vary by location, but can include the following:

- **Wellbeing:** We support employee health with a variety of resources, including health, vision, and dental insurance, mental health and wellbeing resources, online wellness resources, onsite and virtual fitness centers, group exercise classes, gym membership discounts, seminars on healthy lifestyle topics, ergonomic consultations, and immunizations.

- **Financial:** We provide various forms of financial payments, benefits, and services to our employees, including competitive compensation, bonuses, retirement programs such as a 401(k) program for U.S. employees, an employee stock purchase plan, education assistance programs, and disability and life insurance.

- **Life:** We offer programs to support our employees in the moments that matter, including through flexible work arrangements, family emergency leave, backup child and elder care services, wellbeing time, and new parent support.

We believe that employees should receive equal pay and benefits for equal work, regardless of gender identity or other protected characteristics. Our benefits do not distinguish based on these characteristics.

The Board believes that the report requested by this shareholder proposal is not necessary and not in the best interest of our shareholders, as the Company maintains initiatives, compensation, and benefits it believes are appropriate to support its global workforce. Accordingly, the Board of Directors recommends that you vote AGAINST this proposal.

FOR THE REASONS STATED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

PROPOSAL 5



Shareholder Proposal Requesting a Report on Policy on Merchant Category Codes

For the reasons stated below, the Board unanimously recommends a vote "**AGAINST**" this shareholder proposal.

National Center for Public Policy Research, whose address is 2005 Massachusetts Ave. NW, Washington, DC 20036, has requested that the following proposal be included in this proxy statement and has indicated it intends to bring such proposal before the Annual Meeting. National Center for Public Policy Research has submitted documentation indicating that it is the beneficial owner of more than $2,000 of our Class A common stock and has advised Visa that it intends to continue to hold the requisite amount of shares through the date of the Annual Meeting.

Report on Merchant Category Codes Policy

Supporting Statement: In an effort to appease opponents of Second Amendment rights, Visa began to implement a policy to track firearms purchases through the use of Merchant Category Codes (MCC) that would have separately categorized sales at firearms stores that are currently labeled "general merchandise" sales.[1]

In the year since the Company adopted and then (in early 2023) abandoned this plan,[2] 19 states approved legislation regulating MCCs specifically targeting firearms stores for disparate treatment. Sixteen states have enacted laws prohibiting the use of MCCs that separate gun retailers for unequal treatment, and conversely, three states have passed bills to mandate such treatment.[3]

In hindsight, it's now pretty certain that Visa made the right decision to abandon its short-lived MCC plans and excuse itself from this divisive political battle playing out on the state level. Obvious, current and directly relevant litigational, financial and reputational risk considerations suggest that Visa's shareholder value-protection, open communication and objective management obligations require it to disclose its intended policy for the remaining 31 states where Visa's MCC policy must be dictated by fiduciary duty rather than state decree.

The report we seek should provide that disclosure (which is likely already required due to fiduciary duties of care, loyalty, prompt and honest disclosure, and so forth). Optimally, it should include a cost/benefit analysis of what MCC-adoption in those 31 states would assertedly accomplish, and whether those claimed benefits are based on objective, sound analysis that has taken into account all material considerations – including, for instance, a University of Pittsburgh study which found that lawful gun owners commit less than a fifth of all gun crimes.[4] The review should also evaluate the potential costs of MCC-adoption, including the various risks posed to the Company and its shareholders were Visa to publicly place itself squarely in the crossfire of a divisive political battle on a hot-button issue.

Given that the original initiative to track firearm purchases was paused, and that MCC legislation has already been passed in many states and is likely to be passed in others, shareholders would benefit from transparency regarding the Board's oversight of the Company's position on MCCs, and whether the Company is appropriately considering all the risks inherent in its decisions on this matter. Failure to do so may expose the Company to regulatory, reputational and litigation risks that may threaten long-term shareholder value.

Resolved: Shareholders request that the Board issue a public report, omitting proprietary and privileged information, disclosing its oversight of management's decision-making regarding the potential use of a targeted MCC for standalone gun and ammunition stores. This report should cover the Company's MCC policies, the neutral principles underlying them, the components and results of a cost/benefit analysis and other material considerations informing the unavoidable decision in question.

[1] https://www.foxbusiness.com/economy/visa-mastercard-amex-categorize-gun-store-sales-separately

[2] https://www.reuters.com/business/finance/mastercard-pause-work-new-payments-code-firearms-sellers-2023-03-09/

[3] https://www.usatoday.com/story/news/politics/2024/07/07/mcc-second-amendment-privacy-act-bills-effective/74274123007/

[4] https://www.upmc.com/media/news/fabio-firearms; https://www.heritage.org/crime-and-justice/commentary/here-are-8-stubborn-facts-gun-violence-america

Statement of the Board of Directors in Opposition to Proposal 5

Our Board of Directors recommends a vote AGAINST this proposal, for the following reasons:

- As a global company, Visa adopts the international standards that apply to our industry, including with respect to merchant category codes ("MCCs").
- A fundamental principle for Visa is protecting all legal commerce throughout our network and around the world and upholding the privacy of cardholders who choose to use Visa. MCCs do not give Visa visibility into product level information. When we process a transaction, we cannot track what items a consumer is purchasing—this is true irrespective of which MCC applies to a merchant.
- Visa strives to follow the law everywhere we do business. Given the regulatory and legislative uncertainty around the MCC for gun and ammunition stores, Visa has paused the implementation of this MCC on our network, except in those states where the code is required by law.

We strive to follow the industry standards, including with respect to MCCs. Visa facilitates global commerce and money movement in more than 200 countries and territories across the globe, enabling individuals, businesses, and economies to thrive. International standards are important to our business and our ability to connect financial institutions, businesses, and consumers across the globe, no matter where they may be transacting. Accordingly, we adopt those standards that apply to our industry, including MCCs.

MCCs are four-digit category codes used to categorize merchants based on their primary line of business. They are established by the International Organization for Standardization ("ISO"), a global standards-setting organization, and in Visa's system they are assigned to merchants by their financial institutions.

We protect all legal commerce throughout our network and uphold the privacy of cardholders. MCCs do not give Visa visibility into product-level data. A fundamental principle for Visa is protecting all legal commerce throughout our network and around the world and upholding the privacy of cardholders who choose to use Visa. When we process transactions, we cannot track what items a consumer is purchasing—this is true irrespective of which MCC applies to a merchant. For example, when a consumer uses their Visa card to make a purchase at a merchant that is assigned the MCC for sporting goods stores, we do not see what individual items the consumer is purchasing, whether a basketball, a tent, a fishing rod, or something else.

Furthermore, our rules require financial institutions involved in transactions to evaluate and process all legal transactions. Our network does not allow any financial institution member to deny transactions for the purchase of legal goods or services based on which MCC they fall under.

Visa provides our services to everyone, everywhere, so long as they are used for legal purchases. We believe that is the appropriate standard.

We are required to comply with laws applicable to MCCs. Compliance with the law is a north star that guides how we operate our business across the globe. Since ISO created and approved MCC 5723 for gun and ammunition stores in September 2022, a number of states across the U.S. have introduced and/or passed laws restricting, prohibiting, or mandating the use of this MCC. Other states have indicated an interest in introducing similar legislation in the future. Given the conflicting state laws on this topic and the likelihood that other states will enact legislation to either restrict or mandate the code, Visa has paused implementation of this MCC on our network, except in states where its use is required by law.

Given Visa's longstanding commitment to supporting all legal commerce, its duty to comply with applicable laws, and in due consideration of the role and function of MCCs, the Board believes that producing the report sought by this shareholder proposal is not necessary and not in the best interest of our shareholders.

FOR THE REASONS STATED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

PROPOSAL 6

 # Shareholder Proposal Requesting Adoption of a New Director Election Resignation Governance Guideline

For the reasons stated below, the Board unanimously recommends a vote "**AGAINST**" this shareholder proposal.

The New York City Carpenters Pension Fund, whose address is 395 Hudson Street, 9th Floor, New York, NY 10014, has requested that the following proposal be included in this proxy statement and has indicated that it intends to bring such proposal before the Annual Meeting. The New York City Carpenters Pension Fund has submitted documentation indicating that it is the beneficial owner of at least 29,201 shares of our Class A common stock and has advised Visa that it intends to continue to hold the requisite amount of shares through the date of the Annual Meeting.

Director Election Resignation Governance Guideline Proposal

Resolved: The shareholders of Visa, Inc. (the "Company") request that the Board adopt a new Director Election Resignation Governance Guideline ("Resignation Guideline" or "Guideline") provision in its corporate governance guidelines to address those situations when one or more incumbent Board nominees fail to receive the required majority vote for re-election. The Resignation Guideline shall provide that each director upon joining the Board tender an irrevocable conditional resignation conditioned on the director's failure to receive the required majority vote support in an uncontested election. The Guideline shall provide that the Board in the exercise of its business judgment will determine whether acceptance or rejection of a tendered resignation is in the best interests of the Company. The Guideline shall further stipulate that if a director's resignation is rejected and the director remains as a "holdover director" but is not re-elected at the next annual meeting of shareholders, that director's second tendered resignation shall be effective ninety days after the vote certification.

Supporting Statement: Delaware corporate law holds that a director remains on a board until his or her successor is elected and qualified, or until he or she resigns or is removed from office. An incumbent director who fails to receive the required vote for election continues to serve as a "holdover director." The Company's current director resignation guideline requires incumbent directors to tender an irrevocable resignation conditioned on the failure to be re-elected in an annual election. Board members then review a tendered resignation and decide whether the unelected director will remain on the Board.

The proposed Governance Guideline sets a more demanding director resignation review process. The Guideline provides for the Board's exercise of its business judgment to determine whether to accept or reject the initial resignation of an incumbent director who fails to receive majority vote support, Importantly, the Guideline further holds that if a "holdover director" fails to be re-elected at the next annual meeting of shareholders, a new tendered resignation will be effective ninety days following the election vote certification. The Guideline honors the shareholder vote as the final word when a "holdover director" is not re-elected.

Shareholder director election voting rights under Delaware corporate law are foundational rights in the governance of corporations. The majority vote director election standard adopted by the Company gives shareholders voting rights that have legal effect. It is important that corporate director resignation guidelines and bylaws not undermine shareholder voting rights. The proposed Resignation Guideline strikes a proper balance between board discretion and shareholder director election voting rights, establishing shareholder voting in director elections as a more consequential governance right.

Statement of the Board of Directors in Opposition to Proposal 6

The Board of Directors recommends that shareholders vote AGAINST this proposal, for the following reasons:

- Our existing director resignation policy balances accountability to shareholders with the Board's responsibility and authority to discharge its fiduciary duties.
- The proposed director resignation policy seeks to enforce a rigid approach to director resignations.
- Our current corporate governance practices promote Board responsiveness and accountability to shareholders.

We already have a robust director resignation policy that balances accountability to shareholders with the Board's responsibility and authority to discharge its fiduciary duties. Our Board is committed to strong, independent Board leadership that has the trust and support of our shareholders. We already have a director resignation policy codified in our Corporate Governance Guidelines that is designed to balance accountability to shareholders with the Board's discretion and authority to act in the Company's best interests and in accordance with its fiduciary duties. Our directors are elected by the affirmative vote of a majority of votes cast in uncontested elections. For any incumbent director to be nominated for further service on the Board, our Corporate Governance Guidelines already state that the director is expected to tender an irrevocable resignation prior to the mailing of the proxy statement for the annual meeting at which the director is to be reelected. This conditional resignation would become effective only upon the director's failure to receive the required vote in an uncontested election at any annual meeting at which the director is nominated for reelection and Board acceptance of the resignation. The Nominating and Corporate Governance Committee will consider the resignation of any nominee for reelection who fails to receive the required vote in an uncontested election of directors and recommend to the Board the action to be taken. The Nominating and Corporate Governance Committee would then recommend that the Board accept the resignation unless it determines that the best interests of the Company and its shareholders would not be served by doing so. Action is required to be taken at or before the next regularly scheduled Board meeting (but in no event later than 120 days from the certification of the shareholder vote pertaining to the election), and the Board is required to promptly disclose its decision and rationale regarding the resignation.

Under Delaware law, our directors have fiduciary duties to our shareholders. In making business decisions consistent with this authority, directors owe duties of care and loyalty to the Company and its shareholders, which require directors to base decisions on what they reasonably believe to be in the best interests of the Company and its shareholders. The decision whether to accept a director's resignation is one such business decision in which the Board is required to exercise its fiduciary duties. These principles guide the Nominating and Corporate Governance Committee in making its recommendation to the Board, and the Board in making its ultimate decision whether to accept a director's tendered resignation.

Furthermore, the Board regularly reviews our director resignation policy as part of the Nominating and Corporate Governance Committee's responsibilities, and the Board continues to believe that our current policy is in the best interests of shareholders.

The proposal seeks to enforce a rigid approach to director resignations that does not serve the best interests of shareholders or the Company. The proposal's inflexible approach would mandate that a tendered resignation of any "holdover" director who fails to be re-elected at the next annual meeting of shareholders be effective 90 days after the vote certification, without regard to the Board's authority to manage corporate affairs or the Board's obligation to discharge its duties in a manner it reasonably believes to be in the best interests of the Company. Specifically, the policy would require that if a director's initial resignation is rejected and the director remains on the board as a "holdover" director, and the director is not re-elected at the next annual meeting of shareholders, the tendered resignation would automatically be effective 90 days after the vote certification of the second annual meeting. By requiring the Board to act under the requested standard, the proposal could create a situation where the Board would be forced to accept a director's resignation even if it does not believe such action to be in the Company's and shareholder's best interests. The Board believes the current resignation policy, which already requires a pre-meeting tender of resignation by directors, already provides a governance structure that protects shareholders, while allowing the Board to exercise its informed judgment by taking into consideration the relevant factors facing the Company and making a good-faith determination whether to accept a director's resignation on that basis.

Visa's strong corporate governance practices already promote Board responsiveness and accountability to shareholders. We already have numerous corporate governance policies and procedures in place that enhance our Board's responsiveness and accountability to shareholders. For example:

- All directors stand for election annually;

- The Nominating and Corporate Governance Committee annually reviews the composition of the Board, including the qualifications, expertise, and characteristics that are currently represented in individual directors and on the Board as a whole, with the goal of developing and maintaining a mix of skills, background, experience, tenure, and diversity on the Board that promote and support the Company's long-term strategy;

- Shareholders owning 15% of shares outstanding have the right to call a special meeting of shareholders;

- Shareholders have the market standard right of proxy access;

- We have a proactive, ongoing shareholder engagement process, and our Board and management review shareholder feedback to determine whether action or disclosure enhancements should be considered; and

- Our Board maintains a robust and constructive annual evaluation process for itself and each of its committees facilitated by a third party and uses the results of the evaluation process to implement improvements in Board process and changes to Board and committee composition and structure. The annual evaluation also includes a peer review, which is designed to assess individual director performance.

In light of the Company's current director resignation policy, the benefits of providing the Board the flexibility to act in shareholders' and the Company's best interests, and the fact that Visa already has in place strong corporate governance practices that promote Board responsiveness and accountability to shareholders, the Board believes that the policy called for by this proposal is unnecessary.

FOR THE REASONS STATED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

PROPOSAL 7

✖ # Shareholder Proposal on Transparency in Lobbying

For the reasons stated below, the Board unanimously recommends a vote "**AGAINST**" this shareholder proposal.

John Chevedden, whose address is 2215 Nelson Ave, #205, Redondo Beach, CA 90278, has requested that the following proposal be included in this proxy statement and has indicated that it intends to bring such proposal before the Annual Meeting. Mr. Chevedden has submitted documentation indicating that he is the beneficial owner of 30 shares of our Class A common stock and has advised Visa that he intends to continue to hold the requisite amount of shares through the date of the Annual Meeting.

Transparency in Lobbying



Resolved, shareholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Visa used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Visa's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's decision-making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Visa is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on Visa's website.

Supporting Statement

Full disclosure of Visa's lobbying activities and expenditures is needed to assess whether Visa's lobbying is consistent with its expressed goals and stockholder interests. Visa spent $72 million from 2010 - 2023 on federal lobbying. This does not include state lobbying, where Visa also lobbies, spending over $1.6 million on lobbying in California from 2010 - 2023. And Visa lobbies abroad, spending between €900,000 - 999,999 on lobbying in Europe for 2023. Visa's lobbying over swipe fees amid surging inflation has attracted media scrutiny.[1]

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[2] Visa fails to disclose its third-party payments to trade associations and social welfare groups (SWGs), or the amounts used for lobbying, to stockholders.

Visa belongs to the American Bankers Association (ABA), Business Roundtable, and US Chamber Commerce, which together spent $98 million on lobbying for 2023, supports social welfare groups like the Future of Privacy Forum and funds nonprofits like the State Financial Officers Foundation, which has waged "a coordinated attack on climate policy."[3] And while Visa previously dropped its membership in the American Legislative Exchange Council,[4] the American Bankers Association supported ALEC's 2022 annual meeting[5] and the Chamber sits on ALEC's Private Enterprise Advisory Council.

Visa's lack of disclosure presents reputational risk when its lobbying contradicts company public positions. Visa supports addressing climate change, yet the Business Roundtable lobbied against the Inflation Reduction Act[6] and the Chamber opposed the Paris climate accord. And Visa's support for SFOF has drawn scrutiny for "pandering to a handful of pro-fossil fuel US politicians"[7] and fueling the fight against ESG investing.[8]

Shareholders urge Visa to expand its lobbying disclosure.

[1] https://thehill.com/business-a-lobbying/3477263-senators-grill-visa-mastercard-execs-over-swipe-fees/

[2] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

[3] https://www.nytimes.com/2022/08/05/climate/republican-treasurers-climate-change.html

[4] https://www.prwatch.org/news/2013/12/12332/alec-not-where-visa-wants-be

[5] https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

[6] https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

[7] https://www.ft.com/content/b4d1c0c5-b9e0-4df2-b7e0-c0f9f460fe7b

[8] https://www.cnbc.com/2023/03/01/esg-investing-gop-opposition-has-ties-to-trump-allies-wealthy-donors.html.

Statement of the Board of Directors in Opposition to Proposal 7

The Board of Directors recommends that shareholders vote AGAINST this proposal, for the following reasons:

- We already provide comprehensive and transparent reporting on our lobbying and political activity expenditures.
- We already have in place extensive policies and procedures that provide for oversight and management of lobbying and political activities and related expenditures.

Visa already provides comprehensive and transparent reporting on our lobbying and political activity expenditures. Public sector decisions significantly affect our business and industry, as well as the communities in which we operate. For this reason, we participate in the political process in the many jurisdictions where Visa conducts business through regular and constructive engagement with government officials and policy-makers, by encouraging the civic involvement of our employees, and contributing to state and local candidates and political organizations where permitted by applicable law. In order to promote ethical and transparent political engagement, the Nominating and Corporate Governance Committee of our Board has adopted a comprehensive Political Participation, Lobbying and Contributions Policy (the "PPLC Policy"). Under the PPLC Policy, the Nominating and Corporate Governance Committee must pre-approve the use of corporate funds for political contributions, including contributions made to trade associations to support targeted political campaigns, contributions to tax-exempt organizations for political activities, and contributions to organizations registered under Section 527 of the U.S. federal tax code to support political activities. The PPLC Policy also prohibits directors and employees from lobbying government officials on the Company's behalf absent pre-approval and from using company resources to promote their personal political views, causes, or preferred candidates.

We report comprehensively and transparently on our public policy expenditures on a semiannual basis. The Annual and Semiannual Contributions Reports, which are posted on our website, disclose contributions made to state or local candidates and ballot measures in the U.S., trade associations to support targeted political campaigns, organizations registered under Section 527 of the U.S. federal tax code, and political parties and business forums outside of the United States, to the extent any such contributions are made. It is Visa's policy that this disclosure practice applies to any payments to other tax-exempt organizations engaged in advocacy if it determines that the contribution in question was used for political activities. Our Annual Contribution Report also includes a section disclosing the Company's membership in any U.S. trade association whose annual membership dues were $25,000 or higher, regardless of whether any portion of those dues were used for political purposes. We note that we do not regularly sponsor advertisements that qualify as "independent expenditures" or "electioneering communications" under the U.S. federal campaign finance laws or make contributions to individual political candidates abroad. However, in the event we do make such contributions, they must be approved in advance by the Nominating and Corporate Governance Committee as well as our Legal Department and disclosed in our Annual Contributions Report. Additionally, we publicly disclose contributions made by Visa's Political Action Committee in accordance with Federal Election Commission requirements. We are proud that our political spending disclosure practices have consistently earned us a place in the trendsetter tier of the *CPA-Zicklin Index of Corporate Political Disclosure and Accountability*, which ranks companies' policies and practices on political disclosure and accountability. In each of the last four years, Visa has received a 100% rating on the Zicklin Index.

As an industry leader, we encounter challenges and opportunities on a wide range of policy matters at the federal, state, and local levels in the United States, as well as internationally. We engage lobbyists and partner with trade associations and other organizations to assist us in responding to policy challenges and opportunities. Our Global Government Engagement Department must pre-approve each of these lobbying activities and conducts regular reviews to confirm that they continue to best serve our business interests and objectives.

Additionally, our Global Government Engagement Department annually prepares and presents to the Nominating and Corporate Governance Committee a report regarding the Company's lobbying expenditures, which includes information regarding our memberships in and payments to trade associations and industry groups for lobbying purposes, and tax-exempt organizations that write and endorse model legislation. While we do not publish this report, we do file quarterly reports regarding our U.S. federal lobbying activities and expenditures with the Office of the Clerk of the U.S. House of Representatives and the Secretary of the U.S. Senate, as required by the Lobbying Disclosure Act of 1995 and the Honest Leadership and Open Government Act of 2008. These reports are publicly available by searching for "Visa" as a "Registrant" on the U.S. Senate's website. Moreover, we endeavor to comply with applicable laws and regulations when disclosing our state and local lobbying efforts.

We already have in place extensive policies and procedures that provide for oversight and management of lobbying and political activity and related expenditures. Visa has implemented, and is committed to continue to have, strong corporate governance practices, including with respect to oversight and management of lobbying and political activity and related expenditures. The Board of Directors, acting through the Nominating and Corporate Governance Committee, is responsible for overseeing our political contributions and expenditures, lobbying activities, memberships in trade associations, coalitions, and industry organizations, as described in the Committee's charter, which is publicly available on the Company's website. Our Political Participation, Lobbying and Contribution Policy serves to establish the standards for political engagement by our directors, officers, and employees, and our subsidiaries and affiliates worldwide. Our Global Government Engagement Department is responsible for implementing the PPLC Policy, developing and maintaining procedures to support the PPLC Policy, monitoring the operation and effectiveness of the PPLC Policy, and confirming that our directors, officers, and employees receive adequate communication and training regarding the PPLC Policy.

Under the PPLC Policy, the Nominating and Corporate Governance Committee must pre-approve the use of corporate funds for political contributions, including contributions made to trade associations to support targeted political campaigns, contributions to tax-exempt organizations for political activities, and contributions to organizations registered under Section 527 of the U.S. federal tax code to support political activities. Our Global Government Engagement Department must prepare and present to the Nominating and Corporate Governance Committee an annual report itemizing our political contributions and disclose that report on our website. Our Global Government Engagement Department must also prepare and present to the Nominating and Corporate Governance Committee an annual report itemizing our lobbying expenditures, which must include information regarding our memberships in and payments to trade associations and industry groups for lobbying purposes, and tax-exempt organizations that write and endorse model legislation.

The Board believes that Visa currently provides shareholders with meaningful disclosures regarding the Company's lobbying and political activities that are compliant with applicable law, meet or exceed the disclosures of many other public companies, and meet or exceed shareholder expectations. Further, we have already implemented policies and procedures for the effective oversight and management of our lobbying and political activities, as outlined above. For these reasons, the Board believes this proposal is unnecessary and not in the best interests of our Company and its shareholders.

FOR THE REASONS STATED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

Stock Ownership Information

Beneficial Ownership of Equity Securities

Except where otherwise indicated, we believe that the shareholders named in the tables below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The following tables are based on 1,729,399,015 shares of Class A common stock outstanding as of December 2, 2024.

Directors and Executive Officers

The following table sets forth information known to the Company as of December 2, 2024, with respect to beneficial ownership of our Class A common stock by:

- each member of the Board;
- our named executive officers for fiscal year 2024; and
- all current executive officers and directors of Visa as a group.

None of the directors or named executive officers individually, or directors and current executive officers as a group, beneficially owned more than 1% of the total number of shares of our Class A common stock outstanding as of December 2, 2024.

Name of Beneficial Owner	Class A common stock	Class A common stock obtainable within 60 days	Total[1]
Directors and Named Executive Officers:			
Ryan McInerney	247,326	574,829	822,155
Rajat Taneja	267,443	473,015	740,458
Alfred F. Kelly, Jr.[2]	118,379	471,511	589,890
Kelly Mahon Tullier	51,666	230,512	282,178
Paul D. Fabara	26,413	175,028	201,441
Francisco Javier Fernández-Carbajal	31,599	0	31,599
Chris Suh	9,564	11,990	21,554
Denise M. Morrison	8,495	0	8,495
John F. Lundgren	8,131	0	8,131
Ramon Laguarta	5,632	0	5,632
Teri L. List	2,889	0	2,889
Lloyd A. Carney	2,591	0	2,591
Pamela Murphy	1,799	0	1,799
Kermit R. Crawford	1,600	0	1,600
Maynard G. Webb, Jr.	1,481	0	1,481
Linda J. Rendle	0	0	0
All Directors and Executive Officers as a Group (16 persons)[3]	678,554	1,516,818	2,195,372

[1] Total does not include the following number of shares deferred by the following directors, as to which no voting or investment power currently exists: Mr. Kelly 450, Mr. Crawford 958, Mr. Webb 14,346, and Ms. Rendle 4,358.

[2] Former executive officer.

[3] Does not include Mr. Kelly, as he is a former executive officer.

Principal Shareholders

Class A Common Stock

The following table shows those persons known to the Company to be the beneficial owners of more than 5% of the Company's Class A common stock based on the information disclosed in the SEC filings identified below and the number of the Company's Class A common stock outstanding as of December 2, 2024. In furnishing the information below, the Company has relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Date of Schedule 13G/A Filing	Amount and Nature of Beneficial Ownership	Percent of Class (%)
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	February 13, 2024	141,408,295	8.18%
BlackRock Inc.[2] 50 Hudson Yards New York, NY 10001	February 8, 2024	126,566,875	7.32%

[1] Vanguard has shared voting power with respect to 2,130,180 shares, sole dispositive power with respect to 134,539,747 shares, and shared dispositive power with respect to 6,868,548 shares.

[2] BlackRock has sole voting power with respect to 113,786,448 shares, and sole dispositive power with respect to 126,566,875 shares. Affiliates of BlackRock provided investment management services for certain pension plans. BlackRock's affiliates received approximately $226,000 for these services in fiscal year 2024, which were provided in the ordinary course of business.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires our directors, executive officers, and persons who beneficially own more than 10% of our Class A common stock, to file initial reports of ownership and reports of changes in ownership of our Class A common stock and our other equity securities with the SEC, and to furnish copies of such reports to the Company. Based solely on our review of the reports provided to us and on representations received from our directors and executive officers, we believe that all of our directors, executive officers, and persons who beneficially own more than 10% of our Class A common stock complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2024.

Equity Compensation Plan Information

The table below presents information as of September 30, 2024, for the 2007 Equity Incentive Compensation Plan and the Visa Inc. Employee Stock Purchase Plan, which were approved by our shareholders. We do not have any equity compensation plans that have not been approved by our shareholders.

Plan Category	Number Of Shares of Class A Common Stock Issuable Upon Exercise of Outstanding Options And Rights (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Shares of Class A Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a)) (c)
	(in millions, except weighted-average exercise price)		
Equity compensation plans approved by shareholders	13[1]	$183.02[2]	98[3]

[1] As of September 30, 2024, the maximum number of shares issuable consisted of 5 million outstanding stock options, 6 million outstanding restricted stock units, 1 million outstanding performance-based shares under the 2007 Equity Incentive Compensation Plan and 1 million outstanding purchase rights under the Visa Inc. Employee Stock Purchase Plan.

[2] The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding restricted stock units and performance shares, which have no exercise price. Additionally, it excludes the weighted-average exercise price of the outstanding purchase rights under the Visa Inc. Employee Stock Purchase Plan.

[3] As of September 30, 2024, 86 million shares and 12 million shares remain available for issuance under the 2007 Equity Incentive Compensation Plan and the Visa Inc. Employee Stock Purchase Plan, respectively.

Voting and Meeting Information

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting to be held online via a live webcast at virtualshareholdermeeting.com/V2025 on Tuesday, January 28, 2025 at 8:30 a.m. Pacific Time, and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the Events Calendar section of our Investor Relations website at investor.visa.com.

Who Can Vote

Visa's Class A common shareholders of record at the close of business on December 2, 2024 will be entitled to vote at the Annual Meeting on the basis of one vote for each share held. On December 2, 2024, there were 1,729,399,015 shares of Class A common stock outstanding.

Shareholder of Record: Shares Registered in Your Name

If on December 2, 2024, your shares were registered directly in your name with our transfer agent, EQ Shareowner Services, then you are considered the shareholder of record with respect to those shares. As a shareholder of record, you may vote at the Annual Meeting or submit a proxy to have your shares voted at the Annual Meeting in accordance with your instructions. Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy by Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your share ownership, you may contact our transfer agent, EQ Shareowner Services, by telephone at (866) 456-9417 (within the U.S.) or (651) 306-4433 (outside the U.S.).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on December 2, 2024, your shares of Class A common stock were held in an account with a brokerage firm, bank, or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record, you may not vote your Class A shares at the Annual Meeting unless you request and obtain a valid legal proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How to Vote

If you are a shareholder of record, there are several ways for you to vote your shares or submit your proxy:

 **By mail.** If you received printed proxy materials, you may submit your proxy by completing, signing, and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than January 27, 2025 to be voted at the Annual Meeting.

 **Via the Internet.** Instructions are shown on your Notice of Internet Availability.

 **By telephone.** Instructions are shown on your proxy card.

 **At the Annual Meeting.** You may vote your shares online during the Annual Meeting by following the instructions provided on the meeting website during the Annual Meeting. Even if you plan to attend the virtual Annual Meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

If you are a beneficial owner of shares of Class A common stock, you should receive a Notice of Internet Availability of Proxy Materials or voting instructions from the broker or other nominee holding your shares. You should follow the instructions in the Notice or the voting instructions provided by your broker or nominee in order to instruct your broker or nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee. Shares held beneficially may be voted at the Annual Meeting only if you obtain a legal proxy from the broker or nominee giving you the right to vote the shares.

If the Annual Meeting is adjourned or postponed, your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Change or Revoke a Proxy or Vote

If you are a shareholder of record, you may change your vote or revoke your proxy before the completion of voting at the Annual Meeting by:

- signing and returning a new proxy card with a later date;

- submitting a later-dated proxy by telephone or via the Internet, since only your latest telephone or Internet proxy received by 11:59 p.m. Eastern Time on January 27, 2025 will be counted;

- attending the Annual Meeting online and voting again (your attendance at the Annual Meeting without further action will not revoke your proxy); or

- delivering a written revocation to our Corporate Secretary at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 before the Annual Meeting.

If you are a beneficial owner of Class A common stock, you must follow the instructions provided by the broker or other nominee holding your shares to change your voting instructions.

How Proxies Are Voted

If you are a Class A shareholder of record and you submit a signed proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the eleven director nominees named in this proxy statement;

- **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers;

- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025; and

- **AGAINST** each of the shareholder proposals appearing in this proxy statement, each if properly presented at the meeting.

If you are a beneficial owner of Class A common stock and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or nominee will determine if it has the discretionary authority to vote on your behalf.

The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, Inc., our independent agent to receive and tabulate shareholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

Therefore, if you do not provide voting instructions to your broker or nominee, your broker or nominee may only vote your shares on routine matters properly presented for a vote at the Annual Meeting. We encourage you to promptly provide voting instructions to your broker so that your shares are voted on all of the proposals, even if you plan to attend the Annual Meeting.

Brokers or other nominees who hold shares of our Class A common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

A quorum is required to transact business at our Annual Meeting. Shareholders of record holding at least a majority of the outstanding shares of Class A common stock represented at the Annual Meeting either virtually or by proxy and entitled to vote at the Annual Meeting constitute a quorum. If you have returned valid proxy instructions or attend the meeting virtually, your shares will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting. In addition, broker non-votes will be treated as present for purposes of determining whether a quorum is present.

The vote required to approve each proposal is set forth below.

Proposal	Vote Required	Impact of Broker Non-Votes	Impact of Abstentions
1 – Election of Eleven Director Nominees	Majority of the Class A Shares Cast for Each Director Nominee[1]	No Impact	No Impact
2 – Approval, on an Advisory Basis, of the Compensation Paid to our Named Executive Officers	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against
3 – Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2025	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against
4-7 – Shareholder Proposals	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against

[1] Our Corporate Governance Guidelines require that each incumbent director nominee is expected to submit an irrevocable contingent resignation prior to the mailing of the proxy statement for an annual meeting at which the nominee's candidacy will be considered. If the nominee does not receive a majority of the votes cast for his or her re-election, meaning that he or she does not have more votes cast FOR than AGAINST his or her re-election, the Nominating and Corporate Governance Committee will recommend to the Board that it accept the nominee's contingent resignation, unless the Nominating and Corporate Governance Committee determines that acceptance of the resignation would not be in the best interest of the Company and its shareholders. The Board will decide whether to accept or reject the contingent resignation at its next regularly scheduled meeting, but in no event later than 120 days following certification of the election results. The Board will publicly disclose its decision and rationale.

Proxy Solicitor

We will bear the expense of soliciting proxies. We have retained D.F. King & Co. to solicit proxies for a fee of $15,000, plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone, or electronically by Visa personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and the fiscal year 2024 Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Voting Results

Broadridge Financial Solutions, Inc. has been engaged as our independent agent to receive and tabulate shareholder votes. Broadridge will separately tabulate FOR, AGAINST, and ABSTAIN votes and broker non-votes. We also have retained an independent inspector of election, who will certify the election results and perform any other acts required by the General Corporation Law of the State of Delaware.

Preliminary results will be announced at the Annual Meeting. Final results will be published in a current report on Form 8-K to be filed with the SEC within four business days of the Annual Meeting.

Viewing the List of Shareholders

Shareholders at the close of business on the Record Date may examine a list of Class A common shareholders as of the Record Date for any purpose germane to the Annual Meeting for ten days preceding the Annual Meeting, at our offices in San Francisco, California. If you would like to view the shareholder list, please contact our Investor Relations Department at InvestorRelations@visa.com or (650) 432-7644 to schedule an appointment.

Attending the Meeting

This year's Annual Meeting will be held virtually.

How to participate in the Annual Meeting	**ONLINE**
	1. Visit virtualshareholdermeeting.com/V2025; and
	2. Enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (Notice), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials.
	You may begin to log into the meeting platform at 8:15 a.m. Pacific Time on January 28, 2025.
	The meeting will begin promptly at 8:30 a.m. Pacific Time.
	WITHOUT INTERNET ACCESS
	Call (877) 328-2502 (toll free) or (412) 317-5419 (outside the U.S.) to listen to the meeting proceedings. You will not be able to vote your shares or submit questions during the meeting.
How to view the Annual Meeting without a 16-digit control number	Visit virtualshareholdermeeting.com/V2025 and register as a guest. You will not be able to vote your shares or ask questions during the meeting.
For help with technical difficulties	Call (800) 586-1548 (U.S.) or (303) 562-9288 (outside the U.S.) for assistance. If you need additional shareholder support, please email InvestorRelations@visa.com or call (650) 432-7644 for assistance.
Additional questions	Email Visa Investor Relations at InvestorRelations@visa.com or call (650) 432-7644.

Submitting Questions for Our Virtual Annual Meeting

Submitting Questions	**BEFORE THE MEETING**
	1. Log in to proxyvote.com;
	2. Enter your 16-digit control number; and
	3. Once past the login screen, click on "Questions for Management," type in your question, and click "Submit."
	DURING THE MEETING
	1. Log into the online meeting platform at virtualshareholdermeeting.com/V2025, type your question into the "Ask a Question" field, and click "Submit."

Only shareholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. If there are questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints, management will post answers to a representative set of questions on our Investor Relations website at investor.visa.com as soon as practicable after the meeting.

Other Information

Shareholder Nominations and Proposals for 2026 Annual Meeting

The submission deadline for shareholder proposals to be included in our proxy materials for the 2026 annual meeting of shareholders pursuant to Rule 14a-8 of the Exchange Act is August 11, 2025. All such proposals must be in writing and received by our Corporate Secretary electronically at corporatesecretary@visa.com or by mail at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 by the close of business on the required deadline in order to be considered for inclusion in our proxy materials for the 2026 annual meeting of shareholders. Submission of a proposal before the deadline does not guarantee its inclusion in our proxy materials.

Under our Bylaws, director nominations and other business may be brought before an annual meeting of shareholders only by or at the direction of the Board or by a shareholder entitled to vote who has submitted a proposal in accordance with the requirements of our Bylaws. To nominate a candidate or submit a proposal for consideration at our 2026 annual meeting pursuant to our advance notice bylaw provisions, shareholders must deliver or mail their nomination submission or other shareholder notice of a proposal so that it is received by our Corporate Secretary no earlier than 120 days and no later than 90 days prior to the date of the annual meeting. However, if we provide shareholders less than 100 days' notice or other prior public disclosure of the date of our 2026 annual meeting, we must receive any shareholder nomination or proposal no later than the close of business on the 10th day following the earlier of the day on which we mailed or otherwise publicly disclosed notice of the meeting date. In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than December 1, 2025.

In addition, the Company's Bylaws permit up to 20 shareholders owning 3% or more of our Class A common stock for a period of at least three years to nominate up to 20% of the Board and include these nominees in our proxy materials, subject to certain provisions included in our Bylaws. To nominate a candidate to be considered at our 2026 annual meeting pursuant to our proxy access bylaw provisions, shareholders must deliver or mail their nomination so that it is received by our Corporate Secretary no earlier than the close of business on July 12, 2025, and no later than the close of business on August 11, 2025. However, if the 2026 annual meeting is more than 30 days before or after the anniversary of the date of the 2025 annual meeting, or if no annual meeting was held in the preceding year, shareholders must deliver or mail their nomination so that it is received by our Corporate Secretary no earlier than the close of business on the 150th day prior to the 2026 annual meeting date, and no later than the close of business on the later of the 120th day prior to the 2026 annual meeting date or the 10th day following the day we publicly disclose the 2026 annual meeting date.

The nomination or notice of a proposal must include all of the information specified in our Bylaws. For a nomination, the required information includes identifying and shareholding information about the nominee, information about the shareholder making the nomination, and the shareholder's ownership of and agreements related to our stock. It also must include the nominee's consent to serve if elected. Please refer to the relevant provisions of our Bylaws for additional information and requirements regarding shareholder nominations or other shareholder proposals. A copy of our Bylaws may be obtained by visiting the Investor Relations page of our website at investor.visa.com under "Corporate Governance" or by contacting our Corporate Secretary.

Shareholders Sharing the Same Address

The SEC has adopted rules that allow a company to deliver a single proxy statement or annual report to an address shared by two or more of its shareholders. This method of delivery, known as "householding," permits us to realize significant cost savings, reduces the amount of duplicate information shareholders receive, and reduces the environmental impact of printing and mailing documents to our shareholders. Under this process, certain shareholders will receive only one copy of our proxy materials and any additional proxy materials that are delivered until such time as one or more of these shareholders notifies us that they want to receive separate copies. Any shareholders who object to or wish to begin householding may contact our Investor Relations Department at (650) 432-7644, InvestorRelations@visa.com, or Investor Relations, Visa Inc., P.O. Box 8999, San Francisco, CA 94128-8999. We will send an individual copy of the proxy statement to any shareholder who revokes their consent to householding within 30 days of our receipt of such revocation.

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for the fiscal year ended September 30, 2024 are included in our Annual Report on Form 10-K. Our Annual Report and this proxy statement are posted on our website at investor.visa.com and are available from the SEC at its website at sec.gov. Alternatively, you may request a printed copy without charge by contacting our Investor Relations Department.

Appendix A: Non-GAAP Financial Information

In this proxy statement, we disclose non-GAAP financial measures for net income and diluted earnings per share, which exclude certain items that we believe are not representative of our continuing operations, as they may be non-recurring or have no cash impact, and may distort our longer term operating trends. We consider non-GAAP measures useful to investors because they provide greater transparency into management's view and assessment of our ongoing operating performance. Non-GAAP financial measures should not be relied upon as substitutes for, or considered in isolation from, measures calculated in accordance with GAAP.

We exclude the following from our GAAP financial results to arrive at our non-GAAP financial results:

Gains and losses on equity investments

- Gains and losses on equity investments include periodic non-cash fair value adjustments and gains and losses upon sale of an investment. These long-term investments are strategic in nature and are primarily private company investments. Gains and losses associated with these investments are tied to the performance of the companies that we invest in and therefore do not correlate to the underlying performance of our business.

Amortization of acquired intangible assets

- Amortization of acquired intangible assets consists of amortization of intangible assets such as technology, customer relationships, and trade names acquired in connection with business combinations executed beginning in fiscal 2019. Amortization charges for our acquired intangible assets are non-cash and are significantly affected by the timing, frequency, and size of our acquisitions, rather than our core operations. As such, we have excluded this amount to facilitate an evaluation of our current operating performance and comparison to our past operating performance.

Acquisition-related costs

- Acquisition-related costs consist primarily of one-time transaction and integration costs associated with our business combinations. These costs include professional fees, technology integration fees, restructuring activities, and other direct costs related to the purchase and integration of acquired entities. These costs also include retention equity and deferred compensation when they are agreed upon as part of the purchase price of the transaction but are required to be recognized as expense post-combination. We have excluded these amounts as the expenses are recognized for a limited duration and do not reflect the underlying performance of our business.

Litigation provision

- Litigation provision includes significant accruals related to certain legal matters that are not covered by the U.S. retrospective responsibility plan or the Europe retrospective responsibility plan (uncovered legal matters) and additional accruals associated with the interchange multidistrict litigation which are covered by the U.S. retrospective responsibility plan (U.S. covered litigation). Litigation provision associated with these matters can vary significantly based on the facts and circumstances related to each matter and do not correlate to the underlying performance of our business. During fiscal year 2024 and fiscal year 2023, we have excluded these amounts to facilitate a comparison to our past operating performance.

Lease consolidation costs

- During fiscal year 2024, we recorded a charge within general and administrative expense associated with the consolidation of certain leased office spaces. We have excluded these amounts as they do not reflect the underlying performance of our business.

Indirect taxes

- During fiscal year 2024, as a result of the resolution of an audit, we recognized a benefit within general and administrative expense related to the release of the reserve previously recognized in fiscal 2021. This one-time benefit is not representative of our ongoing operations.

Charitable contribution

- During fiscal year 2024, we donated investment securities to the Visa Foundation and recognized a non-cash general and administrative expense. We have excluded this amount as it does not reflect the underlying performance of our business.

The following tables reconcile our as-reported financial measures, calculated in accordance with U.S. GAAP, to our respective non-GAAP financial measures:

	Fiscal Year 2024					
	Operating Expenses	Non-operating Income (Expense)	Income Tax Provision[1]	Effective Income Tax Rate[2]	Net Income	Diluted Earnings Per Share[2]
	(in millions, except percentages and per share data)					
As reported	**$12,331**	**$ 321**	**$ 4,173**	**17.4%**	**$19,743**	**$ 9.73**
(Gains) losses on equity investments, net	—	94	12		82	0.04
Amortization of acquired intangible assets	(178)	—	43		135	0.07
Acquisition-related costs	(104)	—	8		96	0.05
Litigation provision	(434)	—	97		337	0.17
Lease consolidation costs	(57)	—	13		44	0.02
Indirect taxes	118	—	(29)		(89)	(0.04)
Charitable contribution	(67)	—	26		41	0.02
Non-GAAP	**$11,609**	**$ 415**	**$ 4,343**	**17.6%**	**$20,389**	**$10.05**

[1] Determined by applying applicable tax rates.

[2] Figures in the table may not recalculate exactly due to rounding. Effective income tax rate, diluted earnings per share, and their respective totals are calculated based on unrounded numbers.

	Fiscal Year 2023					
	Operating Expenses	Non-operating Income (Expense)	Income Tax Provision[1]	Effective Income Tax Rate[2]	Net Income	Diluted Earnings Per Share[2]
	(in millions, except percentages and per share data)					
As reported	**$11,653**	**$ 37**	**$ 3,764**	**17.9%**	**$17,273**	**$8.28**
(Gains) losses on equity investments, net	—	104	23		81	0.04
Amortization of acquired intangible assets	(176)	—	38		138	0.07
Acquisition-related costs	(90)	—	7		83	0.04
Litigation provision	(906)	—	201		705	0.34
Non-GAAP	**$10,481**	**$ 141**	**$ 4,033**	**18.1%**	**$18,280**	**$8.77**

[1] Determined by applying applicable tax rates.

[2] Figures in the table may not recalculate exactly due to rounding. Effective income tax rate, diluted earnings per share, and their respective totals are calculated based on unrounded numbers.

